                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934


                          For the month of July, 2003

                             MARCONI CORPORATION PLC
             (Exact name of Registrant as specified in its Charter)

                                New Century Park
                                   P.O. Box 53
                                    Coventry
                               Warwickshire CV 1HJ
                                 United Kingdom
                    (Address of principal executive offices)


         Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                      Form 20-F [X]          Form 40-F [ ]

         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

                             Yes [ ]          No [X]

         (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________.)

                               INCLUDED DOCUMENTS

Included in this report is the annual report and accounts 2002/03 in respect of Marconi Corporation plc.

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                        MARCONI CORPORATION PLC


                                        By: /s/ Mary Skelly
                                            ------------------------------------
                                            Name:  Mary Skelly
Date: July 21, 2003                         Title: Secretary

[LOGO "MARCONI"]

Annual report
and accounts 2002/03

 1      Key financials
 2      Chairman's statement
 4      Chief Executive's review
 6      Operating and financial review
24      Marconi people
26      Technology overview
29      Directors
30      Corporate governance
32      Directors' report
34      Report to shareholders by the Board on directors' remuneration
43      Corporate social responsibility
45      Directors' statement on internal control
46      Statement of directors' responsibilities
47      Independent auditors' report
48      Consolidated profit and loss account
49      Balance sheets
50      Consolidated cash flow statement
50      Reconciliation of net cash flow to movements in net monetary debt
51      Consolidated statement of total recognised gains and losses
51      Reconciliation of movements in equity shareholders' interests
52      Notes to the accounts
91      Statistical information 2000 to 2003
92      Information for shareholders
94      Shareholder services
95      Notice of meeting

KEY FINANCIALS


                                                             YEAR ENDED 31 MARCH
                                                            --------------------
GROUP KEY FIGURES In (Pound Sterling) million                  2003        2002
                                                            --------------------
GROUP SALES*                                                  2,002       4,310
GROUP OPERATING (LOSS)/PROFIT*
before exceptional items and goodwill amortisation             (308)       (474)
EXCEPTIONAL ITEMS AND GOODWILL AMORTISATION                    (729)     (5,191)
PRE-TAX LOSS                                                 (1,328)     (5,865)
LOSS PER SHARE (PENCE)                                        (39.9)     (212.0)
                                                            --------------------

* Excludes the Group's share of joint ventures and associates

2002/03 GROUP SALES BY DIVISION
In (Pound Sterling) million

GROUP SALES (POUND STERLING) 2,002

_______________________________________
1 Core                            1,874
2 Capital                            47
3 Other/discontinued                 81
_______________________________________

[GRAPH "PIE CHART 1"]

2002/03 CORE SALES BY GEOGRAPHY
In (Pound Sterling) million

CORE SALES (POUND STERLING) 1,874

_______________________________________
1 Europe,
  Middle East & Africa (EMEA)     1,118
2 North America                     539
3 Asia Pacific (APAC)               153
4 Central & Latin America (CALA)     64
_______________________________________

[GRAPH "PIE CHART 2"]

2002/03 GROUP OPERATING LOSS BY DIVISION
In (Pound Sterling) million

GROUP OPERATING LOSS (POUND STERLING) (308) before exceptional items and goodwill amortisation

_______________________________________
1 Core                            (263)
2 Capital                          (43)
3 Other/discontinued                (2)
_______________________________________

[GRAPH "PIE CHART 3"]

CHAIRMAN'S STATEMENT


Marconi Corporation plc, which started its new life as a public listed company on 19 May 2003, is a newly listed Company with a new Board.

By comparison with Marconi plc, the entity which it replaced, it enjoys a significantly improved financial position. We are a smaller business today but have a sharper strategic focus on our core business -- the design, manufacture and sale of telecommunications equipment and services.

The financial year that ended on 31 March 2003 was a period of further rapid change for the Group. The worldwide market for our telecommunications equipment and services continued to deteriorate and the Group had to take decisive action to reduce its cost base further. However, the Group's financial position improved as a result of the actions we have taken. These actions, which are focused on reducing our operating costs and improving gross margins, are beginning to deliver meaningful improvements in underlying operating performance.

These improvements were also a vital precursor to the delivery of the very significant financial restructuring which was completed after the financial year end.

In common with all our competitors we witnessed further substantial declines in our revenues during the year as our customers, some of the world's leading telecommunications operators, continued to reduce their capital expenditure budgets and sought to improve their own operating performances. Sales in our core telecommunications business declined by 32% in 2002/03 and this led to a significant operating loss (before exceptional items and goodwill amortisation) from our core business of (Pound Sterling) 263 million. The operating loss did, however, improve through the year. In the last three months, as a result of the management actions, the core operating loss (before exceptional items and goodwill amortisation) was reduced to (Pound Sterling) 17 million.

Despite these very difficult trading conditions, the Company was able to conclude successfully the negotiations with its creditors for the comprehensive restructuring of the Group's balance sheet. On 31 March, the Scheme of Arrangement documents were published for both Marconi plc and Marconi Corporation plc, as well as the Listing Particulars for Marconi Corporation plc. On 25 April the Schemes were voted on and approved by the overwhelming majority of creditors, which in turn paved the way for the delisting of Marconi plc and the new listing of Marconi Corporation plc on 19 May.

"2002/03 was a watershed year for Marconi, one that we might not have survived. Yet we have emerged stronger and with a greater degree of optimism than at any time since the downturn in our markets began two years ago."

Shareholders in Marconi plc received 0.5% of the equity of Marconi Corporation plc (plus warrants over a further 5% of the share capital). For those who were shareholders in Marconi plc, the Board recognises that the loss of such a substantial proportion of your investment has been very difficult. Your loss is a matter of profound regret to all of us who have been involved with this difficult situation.

During the year there were a number of changes to the composition of the Board of Marconi plc. Derek Bonham, who had agreed to become interim Chairman on the departure of Sir Roger Hurn in September 2001, handed over the Chairmanship to me on 16 December 2002. Derek played a significant role in bringing the restructuring together and, on behalf of the Board and the Company's stakeholders, I would like to express our sincere gratitude to him.

All the other non-executive directors on the Board of Marconi plc at the beginning of the year left the Board during the course of the restructuring. They have been replaced by Kent Atkinson, Ian Clubb, Kathleen Flaherty and Werner Koepf, whose biographies you can find on page 29 of this report. I am delighted that we have been able to recruit such high calibre people to the Board of Marconi Corporation plc. They are already making a valuable contribution to the Group.

There was one executive change to the Board when Steve Hare, who had been appointed to the Board of Marconi plc as Chief Financial Officer in April 2001, resigned on 14 November 2002. Chris Holden, who had been the Company's Group Financial Controller, was appointed Interim Chief Financial Officer. As announced at that time, a search, to include internal and external candidates, is being conducted to fill the role on a permanent basis.

During the year we have put in place long-term incentive arrangements for the senior executives of the Company. Shareholders will be aware from our recently published prospectus that in return for all-equity based incentives, with stringent targets, up to 60 senior executives have no cash or other bonuses over the period of the new plan.

Whilst executives can earn significant rewards for above average performance, all the executives who have joined this plan now have higher risk remuneration packages than before the restructuring. These packages were determined, in consultation with our creditors, during the financial restructuring process and, as such, are fully aligned with our shareholders' best interests. A full description of the plan is set out in the report of the Remuneration Committee of the Board, which starts on page 34.

Mike Parton, the Group's Chief Executive, has a clause in his contract which would entitle the Remuneration Committee to take account of his performance in the event that he is asked to leave. The intent is clear; below average performance will bring with it below average rewards, whilst if we are successful in creating real value for our shareholders, the management team will share in that value creation.

2002/03 was a watershed year for Marconi, one that we might not have survived. Yet we have emerged stronger and with a greater degree of optimism than at any time since the downturn in our markets began two years ago.

The rebuilding of Marconi is very much under way but we still have a long way to go. We have a clear strategy and a strong management team that, in the last 18 months, has proved that it is capable of taking the often difficult decisions that are in the best interests of the business and in seeing them through to completion. Our customers, suppliers, partners and employees can be reassured by the progress that we have made in the last, difficult year.

[SIGNATURE "JOHN DEVANEY"]

JOHN DEVANEY
Chairman

CHIEF EXECUTIVE'S REVIEW

Against a backdrop of very tough conditions in the market for telecommunications equipment and services, the financial year to March 2003 was marked by the restructuring of Marconi, both financially and operationally.

FINANCIAL  RESTRUCTURING  COMPLETE

On 19 May 2003, we successfully completed the Group's financial restructuring when the Schemes of Arrangement for Marconi Corporation plc and Marconi plc became effective (the Restructuring). The past 12 months has been an extremely difficult period for many of the Group's stakeholders. It marked a necessary milestone in the Group's evolution, allowing Marconi to emerge with a significantly improved financial position.

IMPROVED FINANCIAL POSITION

Following completion of the Restructuring, the Group's gross external financial indebtedness has been reduced from (Pound Sterling) 3.9 billion(1) at 31 March 2003 to (Pound Sterling) 808 million on a pro forma basis. This is largely offset by the Group's cash balance at 31 March 2003 which amounted to (Pound Sterling) 783 million when adjusted to reflect the completion of the Restructuring and settlement of a dispute with the Group's Employee Share Option Plan (ESOP) derivative banks.

In addition, Group net liabilities at 31 March 2003 of some (Pound Sterling) 3.3 billion have to Group net assets of approximately (Pound Sterling) 400 million on a pro forma basis as the result of the cancellation of scheme claims, again within the context of the Restructuring.

MARKETS AND CUSTOMERS

The continued deterioration in market conditions, driven by significantly lower levels of capital expenditure by public network operators worldwide, translated to single-digit sales declines quarter on quarter throughout the financial year. Sales in our Core telecommunications business amounted to (Pound Sterling) 1,874 million, down 32% from the previous year.

Despite these lower levels of capital expenditure and increased competition in certain territories, we have continued to enjoy the full support of our strong customer base of mainly incumbent telecommunications operators and selected large enterprises and government agencies throughout the challenging period of the Restructuring. During the year, our 10 largest customers -- BT, BellSouth, Metro City Carriers, Qwest, Telecom Italia, UK Government, US Government, Vodafone Group, Verizon and Wind -- accounted for 48% of Core sales.

In addition to sales of our traditional legacy products into our existing installed base as well as renewals of existing frame contracts, we have been pleased to announce a number of significant new technology wins, both during the year and since the completion of the Restructuring. These include the award of preferred supplier status for the supply of next generation SDH and DWDM to Telstra (Australia); a new two year frame contract with Telecom Italia for the supply of an optical backbone network based on Marconi's new optical switch, the MSH2K; a series of contract awards for our new multi-service access node, the Access Hub, with Telecom Italia, Telkom South Africa, LDCOM (France) and Jersey Telecom, the first operator to deploy a combination of the Access Hub and our recently launched SoftSwitch to build a next generation access network; a major new frame contract with O(2) (Germany) for the supply of fixed wireless access equipment to support the roll-out of the customer's 3G mobile network; the first sales of our newly launched multi-service switch-router, the BXR-48000 to the US Federal Government and to a large European financial institution; and a number of long-term service contracts in Europe which include services for the West Coast Mainline and Jubilee Line rail projects in the UK and for Deutsche Bahn and Netcologne in Germany.

OPERATIONAL PERFORMANCE

We have continued to take rapid and decisive actions in order to continuously realign our cost base to the declining sales volumes.

Over the year, we reported a seven percentage point increase in Core gross margin (before exceptional items) from 17.5% of sales in the first quarter to 24.4% in the final quarter. This improvement resulted mainly from cost reduction actions taken in the Group's supply chain and Network Services field-forces. In the second half of the year, we also began to benefit from cost reductions designed into our newly launched products such as our Optical Networks SDH Series 4 range as the first units of the new products were delivered to customers.

By 31 March 2003, we had exceeded our previously disclosed target annualised operating cost run-rate (before goodwill amortisation and exceptional items) of (Pound Sterling) 520 million and exited the year at a run-rate of approximately (Pound Sterling) 490 million, an approximate 45% saving from the (Pound Sterling) 890 million run-rate at 31 March 2002. Savings were achieved across all categories of operating expenditure and were driven mainly by headcount reductions, site closures and consolidation.

These improvements in Core gross margin and reduced operating expenditure allowed us to report a significant reduction in the Core operating loss (before goodwill amortisation and exceptional items) over the year from (Pound Sterling) 115 million in the first quarter to (Pound Sterling) 17 million in the final quarter.

The quarterly reductions in the Core operating loss (before goodwill amortisation and exceptional items) fed through to quarterly improvements in Core Earnings before exceptional items, Interest, Tax, Depreciation and Amortisation (EBITDA) and we were able to turn the first quarter (Pound Sterling) 81 million EBITDA loss into (Pound Sterling) 10 million positive EBITDA in the final quarter. This, combined with substantial improvements in working capital management enabled the Group to record two consecutive quarters of positive operating cash flow (after capital expenditure but before exceptional items) and total cash flow in the second half of the year in the Core business.

(1) Marconi plc reported Group debt of (Pound Sterling) 3.9 billion. Marconi Corporation plc had higher Group debt of (Pound Sterling) 4.8 billion as Marconi Corporation plc owed (Pound Sterling) 403 million to Marconi plc and a subsidiary of Marconi plc held (Pound Sterling) 385 million of Marconi Corporation plc bonds.

OUTLOOK

Market conditions remain very tough as we enter the new financial year and we expect further contraction in market volumes and Group sales during the current financial year as telecom operators continue to maintain tight controls over capital expenditure.

In the near term, the continued low levels of capital expenditure are exacerbated by ongoing instability in the Middle East and the impact of the SARS virus in APAC (particularly China). As a result, we expect sales to fall below (Pound Sterling) 400 million during the first quarter ending 30 June 2003. Whilst we plan to make further progress in reducing our total costs, the expected lower volume of sales will have an adverse impact on gross margin during the period.

We monitor Group sales forecasts on a weekly basis and will continue to take all actions necessary to align our cost base to projected sales volumes. We are now targeting to reach a gross margin run-rate of at least 27% of sales during the current financial year, at the top end of our previously disclosed target range. In addition, we will continue to initiate cost saving actions during the year in order to reduce our annualised operating cost run-rate to below (Pound Sterling) 425 million by March 2004. In this way, we are targeting to reduce the level of sales required to reach operating breakeven (EBITA) to around (Pound Sterling)
1.5 billion per annum. Our operating targets relate to our Core business worldwide (including all three of the Group's main US businesses -- BBRS, OPP and North American Access) but exclude the impact of activities which remain in our former Capital division.

We plan to achieve our targeted cost savings through a combination of further headcount and other cost reduction initiatives such as product cost reductions and savings in third party professional spend. We expect that Core headcount, which stood at approximately 15,300 at 31 March 2003, will have declined to approximately 13,000 employees by 31 March 2004.

We expect to incur exceptional operating cash outflows of approximately (Pound Sterling) 100 million during the year in relation to this ongoing operational restructuring. Approximately half of this amount will arise from the utilisation of provisions previously created through exceptional charges to cover onerous leases and the reorganisation of the Group's manufacturing operations. In addition, during the first quarter of the financial year, we will incur further exceptional non-operating cash Costs in relation to the financial restructuring:
(Pound Sterling) 340 million cash distribution to creditors, (Pound Sterling) 35 million cash payment in settlement of ESOP claims and a further (Pound Sterling) 15 million of advisor fees and other related costs to complete the financial restructuring, which were accrued at 31 March 2003.

However, off-setting these exceptional cash outflows in the current financial year, we are targeting to achieve a positive operating cash inflow through further improvements in operating performance and some contribution from working capital. Reductions in working capital will be driven mainly by further improvements to inventory management and, to a lesser extent, through our continued focus on improvements in our debtor and creditor day ratios.

STRATEGY AND OBJECTIVES

Today, Marconi is positioned as a provider of network technology and services that enables our customers to evolve narrowband networks to next generation broadband and mobile networks.

We have taken extensive action since September 2001 to reduce the scope of our activities and to rationalise or curtail non-core areas. During the financial year to March 2003, we completed further disposals of non-core assets, generating a total of (Pound Sterling) 433 million net cash proceeds. These included the disposal of two of our mobile communications businesses -- Strategic Communications and Tetra, Marconi Online and the unwind of our share in a former joint venture company, Ultramast through a capital reduction. The Group's remaining non-core assets include our interests in joint ventures, associates and investments such as Easynet plc (72.7%) and Bookham Technology (6.3%) as well as our remaining Italian-based mobile communications subsidiary, UMTS. We announced on 29 May that we are initiating steps to close this subsidiary but will continue to seek buyers during the closure process.

Going forward, our key objectives are clear and have been communicated to all employees throughout the organisation:

o Maximise cash generation to aim to complete 100% pay down of our Junior Notes ((Pound Sterling) 306 million face value) within 30 months of completion of the Restructuring;

o Continue to enhance operating performance through gross margin improvement and alignment of costs to revenues;

o Reinforce the business through the renewal of existing frame contracts and new business wins from existing and new customers;

o Build on established technology positions through in-house development and strategic partnerships to bring to market innovative next generation products in our selected areas of focus (mainly Optical Networks, European Access Networks, Broadband Routing and Switching); and

o Increase focus on provision of network services and continue to deliver measurable improvements in level of service to customers.

MARCONI STAKEHOLDERS

The past 12 to 18 months has been a very difficult period for many of Marconi's stakeholders.

Holders of Marconi plc shares have suffered substantial dilution as a result of the Restructuring and retained only 0.5% of the share capital of Marconi Corporation plc immediately upon completion of the process. The Group's financial creditors have forgiven a large proportion of the debt previously owed to them despite the exchange of the old debt for cash, new debt instruments and 99.5% of Marconi Corporation plc's shares. Going forward, the Group's objectives are designed to release further cash to our bondholders over time initially through the paydown of the Junior Notes and to create value for all of Marconi Corporation's shareholders.

Customers and suppliers have continued to work and partner with Marconi despite the period of uncertainty and instability prior to the successful completion of the Restructuring and we extend our thanks to them for their continued support.

And finally, it is with regret that we continue to have to take actions to further reduce the size of our workforce in order to achieve the necessary cost savings. Where possible, we have done this through voluntary redundancies and continue to offer outplacement support and counselling to leavers. This continued down-sizing has caused considerable upset and anxiety for the employees who remain within the Group, and I would like to thank all of them for their continued dedication to the business.

[SIGNATURE "MIKE PARTON"]

MIKE PARTON
Chief Executive

OPERATING AND FINANCIAL REVIEW

THE BUSINESS, ITS OBJECTIVE AND STRATEGY

Marconi is a global designer, manufacturer and supplier of telecommunications equipment and services. Our customers include a number of the leading telecommunications operators throughout the world, with whom we have a large base of installed equipment. As of 31 March 2003 and for the year then ended, we were organised into two main divisions: Core and Capital.

Our Core businesses include the provision of optical networks, broadband routing and switching, broadband access, outside plant and power, other network equipment and associated installation, maintenance and other value-added services. Our customer base includes telecommunications companies and providers of internet services for their public networks, and some large corporations, government departments and agencies, utilities and educational institutions for their private networks. For the purposes of our financial reporting, we divided our Core activities into two main business types, NETWORK EQUIPMENT and NETWORK SERVICES.

NETWORK EQUIPMENT generally is the designing and supplying of communications systems that transmit and switch voice, data and video traffic predominantly in public networks. Our Network Equipment operations consist of:

o Optical Networks;

o Broadband Routing and Switching, or BBRS;

o European Access;

o North American Access;

o Outside Plant and Power, or OPP; and

o other network equipment.

NETWORK SERVICES generally comprises activities that supply a broad range of support services to telecommunications operators and other providers of communication networks. Our network services operations consists of:

o Installation, Commissioning and Maintenance, or IC&M; and

o Value Added Services, or VAS.

Capital comprises businesses which Marconi manages for value and ultimately for disposal. During the year ended 31 March 2003, Capital included Marconi Applied Technologies until its disposal on 12 July 2002, Strategic Communications until its disposal on 2 August 2002, Infochain until its closure on 18 August 2002, Online until its disposal on 5 March 2003, Tetra until its disposal on 5 March 2003 and UMTS mobile activities. In the previous financial year, Capital also included GDA and Marconi Optical Components.

In addition, the Group has an economic interest of 72.7% in Easynet Group Plc (Easynet). This investment is managed through the Group's Capital division. It is not consolidated as the Group does not hold a dominant influence and is accounted for as an associate in the Group's accounts.

The Group reported Strategic Communications as a discontinued operation during the year. Discontinued operations in the previous financial year included Strategic Communications as well as Medical, Commerce and Data Systems until the date of their respective disposals.

From 1 April 2003, in anticipation of the Group's financial restructuring, Marconi has adopted a new organisational structure, segmenting its business along geographic lines. For the first quarter ending 30 June 2003, Marconi will report the equipment and services activities of BBRS, OPP and North American Access (US businesses) separately from the Group's businesses based in Europe and the Rest of the World, which comprise Optical Networks, European Access, Other Network Equipment and the majority of Network Services. In addition, following the disposal of the majority of the Group's Capital businesses, the Group no longer operates Capital as a separate segment. Accordingly, sales and operating results generated by businesses previously included in Capital will be reported under "Other". On 29 May 2003, Marconi announced that it has initiated steps to close its UMTS subsidiary. The Group will continue to seek buyers for the business during the closure process.

OUR STRATEGY

As a provider of networking technology and services that enable telecommunications operators to evolve narrowband networks to next generation broadband and mobile networks, we are now focusing our strategy around:

o nurturing pre-existing relationships with our customers in current generation technologies and then evolving these to next generation technologies;

o developing and effective marketing of genuine "best in class" solutions; and

o developing and enhancing the network services offered to existing and new customers.

We have taken extensive action to reduce the scope of our activities and to rationalise or curtail non-core areas. Our near-term objective is to restore our Core businesses to operating profitability, before goodwill amortisation and exceptional items, and generate positive operating cash flow, before exceptional cash costs. In the longer term, we aim to develop and expand our product portfolio and markets on a basis that is consistent with our business strategy. We believe that partnerships, where research and development and routes to market are shared for mutual benefit, will be an increasingly important factor in the industry and we expect to be an active participant.

Business positioning

Development of our optical networks business is one of our strategic priorities. Our objective is to maintain a leading position in the European optical networking markets and to build market share in Central and Latin America as well as the Asia-Pacific region. Development of our network services businesses is our other key strategic objective, with the aim of increasing our turnover derived from such services activities.

We are also seeking to increase market share in selected product and geographic markets where we have strong customer relationships. Accordingly, we will deploy resources in developing our portfolio of fixed wireless transmission and access products as well as our Access Hub multi-service access node.

We believe that we have a number of developing or newly developed products which are potentially "best in class" where we have yet to penetrate major new telecommunications company customers. In particular, we are focused on developing the North American market for our leading edge range of multi-service switches and the UK market for our class 5 SoftSwitch solution.

We are managing our OPP and North American Access businesses for value and ultimately for disposal.

Organisational efficiency and effectiveness

Since September 2001, we have embarked on a sequence of substantial cost reduction programmes to reduce sales and marketing, general and administrative and research and development costs. These programmes remain in place and continue to deliver cost reductions.

Extensive rationalisation will continue to be an important part of our strategy in order to reduce costs in all areas of production and overhead. In particular, we will continue to restructure our supply chain to remove excess capacity and reduce break-even points.

As part of this strategy, we will retain control of functions only where we possess key competencies. We will continue to outsource other functions, such as the manufacturing of non-complex products, and we will continue to rationalise the supply chain cost base to a level more in line with expected sales volumes.

THE RESTRUCTURING

On 19 May 2003, we concluded our financial restructuring. The Restructuring was effected through two separate Schemes of Arrangement under the Companies Act 1985. A scheme of arrangement is a procedure under English law through which a company may enter into a voluntary compromise or arrangement with one or more classes of its creditors to effect a restructuring of its financial obligations.

One scheme of arrangement involved all of the creditors of Marconi Corporation plc, other than certain excepted categories of creditors but including the syndicate banks and bondholders to whom our primary financial indebtedness was owed. The second scheme of arrangement involved creditors of Marconi plc, our former parent holding company. As a result of the Restructuring, Marconi Corporation plc became the new parent holding company of our group, replacing Marconi plc, and Marconi plc ceased to be a member of our group.

The Restructuring covered approximately (Pound Sterling) 4 billion of externally held financial indebtedness, comprising our main syndicated bank facility and our externally held US dollar- and euro-denominated bonds. In exchange for the cancellation of their claims against us, on 19 May 2003 we distributed to the creditors covered by our scheme of arrangement:

o CASH: (Pound Sterling) 340 million in cash;

o SENIOR NOTES: US$717,139,584 in aggregate principal amount of new guaranteed Senior Secured Notes due April 2008 issued by Marconi Corporation plc, with interest payable quarterly in cash at a rate of 8% per annum;

o JUNIOR NOTES: US$486,881,472 in aggregate principal amount of new guaranteed Junior Secured Notes due October 2008 issued by Marconi Corporation plc, with interest payable quarterly in cash at a rate of 10% per annum or, at our option, in kind, by issuing additional Junior Notes, at a rate of 12% per annum; and

o MARCONI CORPORATION PLC Shares: 995 million ordinary shares, representing 99.5% of our issued ordinary share capital on 19 May 2003.

In addition, on 19 May 2003, we issued five million ordinary shares, representing 0.5% of our issued ordinary share capital on 19 May 2003, and warrants to subscribe for up to 50 million additional ordinary shares, equal to 5% of our issued ordinary share capital on 19 May 2003, to shareholders of Marconi plc. In connection with the Restructuring we listed our ordinary shares on the London Stock Exchange and established an ADR programme in respect of those shares.

In connection with the Restructuring, the ordinary shares of Marconi plc ceased trading on the London Stock Exchange on 16 May 2003. While Marconi plc's ordinary shares remain outstanding, all of Marconi plc's remaining assets, other than assets necessary to fund the cost of administering its scheme of arrangement, will be distributed to Marconi plc's creditors over time in accordance with its scheme of arrangement. We expect that Marconi plc will be liquidated or dissolved in the future following the completion of those distributions.

OPERATING REVIEW

Basis of preparation

In this Operating and Financial Review, the Group focuses on the Core results as these are the ongoing elements of the business. Tables to provide a reconciliation of Group results to Core results are set out in the Performance of the Group on page 14.

Throughout the period of Restructuring which has spanned the two financial years ended 31 March 2002 and 2003, the Group incurred significant exceptional costs and recorded a significant impairment of goodwill. In order to present more clearly the underlying business in this Operating and Financial Review, management also presents and focuses its commentary on adjusted gross margins, operating losses and cash flows after removing the impact of these material items. These items are discussed under Other Group Financial Items on page 15.

OPERATING AND FINANCIAL REVIEW continued


Performance of the Core business

The following table sets forth an analysis of the Core adjusted operating profit/(loss) (adjusted as before operating exceptional items of (Pound Sterling) 317 million and goodwill amortisation of (Pound Sterling) 104 million).

Group sales, cost of sales, gross margins and exceptional items are discussed in the Performance of the Group on page 14.

CORE SALES

The financial year was characterised by a continued deterioration in the market for telecommunications equipment and services, which translated into single-digit sales declines in the Group's Core business quarter on quarter throughout the year. Core sales for the year ended 31 March 2003 amounted to (Pound Sterling) 1,874 million, representing a decrease of (Pound Sterling) 899 million or 32% (FY02: (Pound Sterling) 2,773 million).

Core sales in EMEA fell by (Pound Sterling) 413 million or 27% to (Pound Sterling) 1,118 million (FY02: (Pound Sterling) 1,531 million). Over 50% of this decline occurred in Optical Networks as telecom operators focused their reduced capital expenditure on maximising utilisation of their existing networks at the expense of new network build. Sales of Network Services were comparatively more robust than Network Equipment largely as a result of the phasing of long-term service contracts, particularly in the Middle East and UK.

Core sales in the United States fell quarter on quarter throughout the year as telecom operators made further significant cuts to their capital expenditure budgets. Overall, sales in the region were down (Pound Sterling) 264 million or 33% to (Pound Sterling) 539 million (FY02: (Pound Sterling) 803 million). Almost 50% of this decline occurred across the Outside Plant and Power business (both equipment and services).

Core sales in APAC fell by (Pound Sterling) 68 million or 31% to (Pound Sterling) 153 million (FY02: (Pound Sterling) 221 million). This was mainly as a result of the lower level of Optical Network sales recorded in China following the completion of large network build projects in the region in the previous year and as a result of increased competition. Sales in Australia and Malaysia were more resilient due to new contract wins during the year.

PERFORMANCE OF THE CORE BUSINESS

                                                                                       FY 2003       FY 2002
                                    ----------------------------------------------------------       -------
In (Pound Sterling) million             Q1           Q2           Q3           Q4           FY            FY
                                     -----        -----        -----        -----      -------       -------
SALES                                  510          482          456          426        1,874         2,773
Adjusted cost
of sales                              (421)        (403)        (355)        (322)      (1,501)       (2,174)
                                     -----        -----        -----        -----      -------       -------
ADJUSTED
GROSS PROFIT                            89           79          101          104          373           599
Adjusted
gross margin                         17.5%        16.4%        22.1%        24.4%        19.9%         21.6%
Research and
development                           (90)         (73)         (64)         (57)        (284)         (487)
Sales and
marketing                             (85)         (60)         (59)         (50)        (254)         (422)
General and
administration                        (29)         (30)         (22)         (19)        (100)         (193)
Other
operating
income                                   -          (6)            3            5            2            10
                                     -----        -----        -----        -----      -------       -------
ADJUSTED
OPERATING
EXPENSES                             (204)        (169)        (142)        (121)        (636)       (1,092)
                                     -----        -----        -----        -----      -------       -------
CORE ADJUSTED
OPERATING LOSS                       (115)         (90)         (41)         (17)        (263)         (493)
                                     -----        -----        -----        -----      -------       -------


CORE SALES

Analysis by geography

                                                                                       FY 2003       FY 2002
                                    ----------------------------------------------------------       -------
In (Pound Sterling) million             Q1           Q2           Q3           Q4           FY            FY
                                     -----        -----        -----        -----      -------       -------
EMEA                                   285          285          287          261        1,118         1,531
US                                     153          142          127          117          539           803
APAC                                    47           45           29           32          153           221
CALA                                    25           10           13           16           64           218
                                     -----        -----        -----        -----      -------       -------
TOTAL CORE SALES                       510          482          456          426        1,874         2,773
                                     -----        -----        -----        -----      -------       -------

CALA witnessed the most significant regional reduction in sales with a (Pound Sterling) 154 million or 71% decrease to (Pound Sterling) 64 million (FY02:
(Pound Sterling) 218 million). Sales were down across all product and service areas as a result of the deterioration in economic conditions compared to the prior year and the consequent reductions in capital expenditure by most of the major telecom operators in the region.

ANALYSIS BY PRODUCT AREA

Network Equipment

Sales of Network Equipment amounted to (Pound Sterling) 1,131 million, representing 60% of Core sales during the year (FY02: (Pound Sterling) 1,804 million, 65%).

Optical Networks (23% of FY03 Core sales)

Optical Networks comprises Marconi's range of SDH and DWDM transmission equipment as well as its network management systems. During the year, 75% of Optical Network sales were generated in EMEA, 18% in APAC, 6% in CALA and only 1% in the United States following the Group's decision to cease the development and manufacture of its SONET product range in April 2002.

Sales of Optical Networks amounted to (Pound Sterling) 439 million, a decline of (Pound Sterling) 298 million or 40% compared to the previous year (FY02: (Pound Sterling) 737 million).

The main driver of this decline was the fall in sales of SDH equipment as telecom operators have re-oriented their reduced capital expenditure budgets away from the core of their networks towards the access space. Sales of SDH and, increasingly, next generation SDH products have been concentrated on in-fill of existing networks, particularly in the metro areas. Sales of DWDM have also decreased largely due to the completion of major customer roll-outs in the previous year, particularly in Italy, with no significant new deployments of DWDM equipment initiated by Marconi's customers during the year.

Over two-thirds of the annual decline arose in EMEA. In the UK, the lower level of demand from BT has combined with the financial difficulties faced by many second tier operators to lead to a reduction in sales. In addition, during the final quarter of the previous year, Marconi completed a one-off sale of SDH inventory to BT for approximately (Pound Sterling) 80 million which was not repeated during the reporting period. Market volumes remained relatively stable in Italy although the Group has experienced some increased pricing pressure in this territory, whilst elsewhere in Europe major operators cut capital expenditure budgets during the year ended 31 March 2003 as they continued their focus on debt reduction.

ANALYSIS BY PRODUCT AREA

                                                                                       FY 2003       FY 2002
                                    ----------------------------------------------------------      --------
In (Pound Sterling) million             Q1           Q2           Q3           Q4           FY            FY
                                     -----        -----        -----        -----      -------       -------
Optical Networks                       134          108           96          101          439           737
BBRS                                    38           35           32           37          142           209
European Access                         59           69           69           61          258           361
North American
Access                                  25           23           23           24           95           121
Outside Plant
and Power                               46           34           30           30          140           247
Other network
equipment                               14           15           11           17           57           129
                                       ---          ---          ---          ---        -----         -----
NETWORK
EQUIPMENT                              316          284          261          270        1,131         1,804
IC&M                                    97           89           93           91          370           528
VAS                                     97          109          102           65          373           441
                                       ---          ---          ---          ---        -----         -----
NETWORK SERVICES                       194          198          195          156          743           969
                                       ---          ---          ---          ---        -----         -----
TOTAL CORE SALES                       510          482          456          426        1,874         2,773
                                       ---          ---          ---          ---        -----         -----

Broadband Routing and Switching (BBRS) (8% of FY03 Core sales)

BBRS mainly comprises sales of multi-service products such as the ASX-4000 multi-service core switch and the smaller ASX and TNX edge switches and a range of legacy ATM switching and routing products designed for enterprise customers. It also includes initial sales of the Group's new BXR-48000. BBRS service revenues are included in Network Services. During the year ended 31 March 2003, 65% of BBRS equipment sales were made in the United States, 17% in EMEA, 13% in APAC and 5% in CALA.

Sales of BBRS equipment for the year ended 31 March 2003 were (Pound Sterling) 142 million, a decline of (Pound Sterling) 67 million or 32% compared to the previous year (FY02: (Pound Sterling) 209 million).

Sales to the US Federal Government increased slightly compared to the previous year, but sales in the United States overall fell. This was a result of a lower level of sales to enterprise customers as Marconi has increased its commercial and technical resources on the service provider market, where capital expenditure constraints have reduced the number of significant new business opportunities during the year. Sales were also down in EMEA following the expiry of a distributorship agreement in the region in the early part of the year.

European Access (14% of FY03 Core sales)

European Access comprises four main sub-groupings: Fixed Wireless Access (33% of FY03 European Access sales), Voice Systems (27%), Access Hub (13%) and other country-specific mature access products (27%). EMEA accounted for 84% of European Access sales, with APAC and CALA representing the balance of sales.

European Access sales fell (Pound Sterling) 103 million or 29% to (Pound Sterling) 258 million (FY02: (Pound Sterling) 361 million).

Reductions in capital spending by a number of European Access customers, particularly second-tier operators in the United Kingdom and Germany, as well as rationalisation of the Group's legacy product lines were the primary reasons behind this decline. Sales of Voice Systems were down as a result of the completion of a significant software upgrade in the final quarter of the previous year, and sales of Fixed Wireless Access fell as many European wireless operators deferred the roll-out of 3G mobile networks. These reductions more than offset a strong increase in sales of the Group's new Access Hub product platform, where Marconi has already recorded a number of significant frame contract wins, particularly in Italy and South Africa.

North American Access (5% of FY03 Core sales)

Marconi's North American Access business comprises a portfolio of copper and fibre based digital loop carrier equipment designed specifically for the US market. This business is being managed for value and upon disposal, cash proceeds will be used by Marconi to pay down its new Junior Notes.

North American Access sales fell (Pound Sterling) 26 million or 21% to (Pound Sterling) 95 million (FY02: (Pound Sterling) 121 million). This was mainly due to the continued slowdown of narrowband access infrastructure investment amongst US service providers.

OPERATING AND FINANCIAL REVIEW continued

Outside Plant and Power (OPP) (7% of FY03 Core sales)

OPP comprise sales of connection, protection and enclosure products for the outside portion of access networks as well as sales of power equipment to telecoms service providers and original equipment manufacturers (OEMs). OPP service revenues are included in Network Services. The United States accounted for 91% of OPP equipment sales during the year ended 31 March 2003, with the balance generated in CALA. This business is being managed for value and upon disposal, cash proceeds will be used by Marconi to pay down its new Junior Notes.

During the year ended 31 March 2003, sales of OPP equipment amounted to (Pound Sterling) 140 million, a decline of (Pound Sterling) 107 million or 43% compared to the previous year (FY02: (Pound Sterling) 247 million). This decline was driven by significant reductions in capital spending by US customers as well as the difficult market conditions in CALA, particularly in the early part of the year.

Other Network Equipment (3% of FY03 Core sales)

Other Network Equipment comprise mainly sales of the Group's Interactive Systems activity as well as legacy operations in APAC and EMEA.

Sales for the 12 months ended 31 March 2003 were (Pound Sterling) 57 million, a decline of (Pound Sterling) 72 million compared to the previous year (FY02:
(Pound Sterling) 129 million). This was mainly due to the disposal of legacy operations.

Network Services

Network Services sales amounted to (Pound Sterling) 743 million representing 40% of Core sales during the year (FY02: (Pound Sterling) 969 million, 35%).

EMEA accounted for 66% of the sales of Network Services. The United States represented a further 29% with the balance split relatively equally between APAC and CALA.

Installation, Commissioning & Maintenance (IC&M) (20% of FY03 Core sales)

IC&M sales are directly related to the installation, commissioning and maintenance portion of Marconi's Network Equipment products.

Sales of IC&M for the 12 months ended 31 March 2003 were (Pound Sterling) 370 million, a decline of (Pound Sterling) 158 million or 30% compared to the previous year (FY02: (Pound Sterling) 528 million). The main driver of this decline was the fall in sales of installation and commissioning services following the downturn in Network Equipment supplies in both EMEA and the US.

Value Added Services (VAS) (20% of FY03 Core sales)

VAS sales comprise three main activities:

(i) integrated systems which provides integrated network solutions to non-telecom customers including government, transport and utility organisations;

(ii)  BBRS services; and

(iii) wireless services which, for reporting purposes, consolidates the Group's wireless network planning activities worldwide.

Sales of VAS for the 12 months ended 31 March 2003 were (Pound Sterling) 373 million, a decline of (Pound Sterling) 68 million or 15% compared to the previous year (FY02: (Pound Sterling) 441 million). Almost three quarters of this year on year decline related to sales generated by businesses disposed during the year, particularly SMS. In addition, during the final quarter of the year, the Group experienced a significant decline in the level of sales in the Middle East. This was due to a slowdown in customer spending as a direct result of the conflict in the region, as well as to the completion of a key phase of a long-term service contract in Saudi Arabia earlier in the year.

The proportionally lower reduction in sales compared to many of the other areas of the Core business is mainly due to the long-term project nature of this business and its strong customer relationships outside the telecommunications industry (e.g. government agencies, selected large enterprise customers and public utilities).

KEY CORE CUSTOMERS

The Core business serves a strong customer base of predominantly incumbent operators and government agencies.

The 10 largest customers during the year ended 31 March 2003 were: BT, BellSouth, Metro City Carriers, Qwest, Telecom Italia, UK Government, US Government, Vodafone Group, Verizon and Wind. In aggregate these customers accounted for 48% of Core sales (FY02: 10 largest customers 37%). BT remains the Group's largest customer and accounted for 20% of Core sales in the fourth quarter (Q4 FY02: 23%) and 18% of Core sales during the financial year as a whole (FY02: 14%).

In EMEA, the five largest customers during the financial year were: BT, Metro City Carriers, Telecom Italia, UK Government and Vodafone Group, and in aggregate accounted for 56% of Core sales in the region during the period (FY02: top 5 EMEA customers accounted for 45%).

In the US, the five largest customers during the financial year were: BellSouth, Qwest, Sprint, US Government and Verizon, and in aggregate accounted for 52% of Core sales in the region during the period (FY02: top 5 US customers accounted for 42%).

CORE PRICING ENVIRONMENT

A large proportion of Core sales, particularly in Europe, are derived from existing frame contracts, which typically contain annual price reductions. The Group estimates that in Network Equipment, price erosion under such contracts ranges up to 8% on an annual basis. Network Services tends to be more resilient to price erosion. During the period, the Group has observed increased pricing pressure when competing for new business in certain territories (particularly in China and Italy) and in certain product areas (particularly Access and DWDM).

CORE ADJUSTED COST OF SALES AND ADJUSTED GROSS PROFIT/MARGIN

(Adjusted as before exceptional items of (Pound Sterling) 21 million (2002:
(Pound Sterling) 662 million)).

Core cost of sales

(Adjusted as before exceptional items)

Core cost of sales is defined as the direct costs incurred to enable the completion of delivery of the Group's Core Network Equipment and Network Services to its customers. The vast majority of Core cost of sales is generated from the Group's European and US operations.

In Network Equipment, approximately 75% of the cost of sales are material costs; around one-third of which relates to outsourced printed circuit board (PCB) assemblies. The remaining 25% are represented by in-house direct labour and overhead costs.

In Network Services over 60% of cost of sales relates to the cost of in-house labour. The balance relates to the cost of sub-contract labour, materials and other direct overheads.

Core cost of sales for the year ended 31 March 2003 were (Pound Sterling) 1,501 million, a reduction of (Pound Sterling) 673 million or 31% compared to the previous year (FY02: (Pound Sterling) 2,174 million).

In Network Equipment the reduction in cost of sales was largely driven by the decline in sales volumes, combined with substantial cost savings achieved in both the European supply chain and in the Group's US manufacturing operations as well as through procurement initiatives. Additional savings have been generated through asset disposal, site rationalisation and warehouse closures.

In Network Services the reduced costs mainly relate to headcount reductions as the Group targets efficiency improvements in its field-forces.

CORE ADJUSTED COST OF SALES AND ADJUSTED GROSS PROFIT/MARGIN
(Adjusted as before exceptional items)

                                                                              FY 2003     FY 2002
                                 ----------------------------------------------------     -------
In (Pound Sterling) million        Q1          Q2          Q3          Q4          FY          FY
---------------------------      ----        ----        ----        ----     -------     -------
Adjusted cost of sales           (421)       (403)       (355)       (322)     (1,501)     (2,174)
ADJUSTED GROSS PROFIT              89          79         101         104         373         599
Adjusted gross margin            17.5%       16.4%       22.1%       24.4%       19.9%       21.6%

Core adjusted gross profit/margin (Adjusted as before exceptional items)

Marconi made solid progress throughout the year in its initiatives to improve gross margins, despite the lower sales volumes. The Group achieved an overall gain of seven percentage points from a Core adjusted gross margin of 17.5% of sales in the first quarter to 24.4% of sales in the final quarter of the year. This was achieved mainly as a result of direct cost savings and initiatives to focus on higher margin product sales.

Core adjusted gross profit for the 12 months ended 31 March 2003 was (Pound Sterling) 373 million, a reduction of (Pound Sterling) 226 million or 38% compared to the previous year (FY02: (Pound Sterling) 599 million). Core adjusted gross margins for the same period were 19.9% which was a 1.7 percentage point decline compared to the previous year (FY02: 21.6%).

The adjusted gross profit decrease compared to the previous year related mainly to reduced sales volumes in Network Equipment and IC&M activities, unfavourable mix of product and some price erosion, particularly in Optical Networks. Additionally in the quarter ended 30 September 2002, an additional stock provision of (Pound Sterling) 25 million was created as a consequence of the decline in market conditions and charged to cost of sales and not operating exceptionals.

Significant cost savings achieved during the year in both Network Equipment and Network Services were not sufficient to offset the combination of a less favourable business mix, some price erosion and the creation of the additional stock provision.

OPERATING AND FINANCIAL REVIEW continued

CORE ADJUSTED OPERATING EXPENSES

(Adjusted as before exceptional items of (Pound Sterling) 295 million (2002:
(Pound Sterling) 4,960 million) and goodwill amortisation of (Pound Sterling) 102 million (2002: (Pound Sterling) 406 million)) Operating cost reduction has remained a key focus of Marconi's strategy throughout the year and the Group has achieved a significant reduction in its annualised adjusted operating cost run-rate, which fell from approximately (Pound Sterling) 890 million in March 2002 to (Pound Sterling) 490 million in March 2003. This was lower than the previously stated target of (Pound Sterling) 520 million.

The full year Core adjusted operating expenses to 31 March 2003 were (Pound Sterling) 636 million or 34% of sales (FY02: (Pound Sterling) 1,092 million or 39% of sales). Significant savings were achieved across all main categories of operating expense.

Core adjusted operating expenses --
Research & development (Adjusted as before exceptional items and goodwill amortisation)

Core adjusted R&D spend during the 12 months ended 31 March 2003 amounted to (Pound Sterling) 284 million, a 42% reduction compared to the previous year (FY02: (Pound Sterling) 487 million).

The majority of the cost savings have been achieved as a result of headcount reductions and significant site rationalisation, consolidation and closure initiatives (particularly in Europe, the US, Canada and Israel). Other factors contributing to the overall reduction in R&D expenditure included lower levels of third party and materials spend and continued reductions in the level of depreciation as a result of the accelerated exceptional write-down of development and test models relating to well-established or discontinued products and lower levels of capital expenditure.

The table above sets forth the percentage of Core adjusted R&D allocated to each product area for the 12 months to March 2002 and March 2003.

Optical Networks remains the key focus of Marconi's R&D investment accounting for 40% during FY03 (FY02: 34%). Major recent programmes include the development and launch of the Group's new high capacity SDH platform (MSH2K) and further enhancements to the data handling capacity of the next generation low capacity SDH platform (SMA Series 4).

CORE ADJUSTED OPERATING EXPENSES

(Adjusted as before exceptional items and goodwill amortisation)

                                                                                  FY 2003               FY 2002
                                         ------------------------------------------------       ---------------
In (Pound Sterling) million                Q1         Q2         Q3         Q4         FY         Q4         FY
---------------------------              ----       ----       ----       ----      -----       ----     ------
Research and development                  (90)       (73)       (64)       (57)      (284)      (123)      (487)
Sales and marketing                       (85)       (60)       (59)       (50)      (254)       (87)      (422)
General and administration                (29)       (30)       (22)       (19)      (100)       (45)      (193)
Net other operating income/
  (expense)                                --         (6)         3          5          2         --         10
                                         ----       ----       ----       ----      -----       ----     ------
ADJUSTED OPERATING EXPENSES              (204)      (169)      (142)      (121)      (636)      (255)    (1,092)
                                         ----       ----       ----       ----      -----       ----     ------

CORE ADJUSTED OPERATING EXPENSES -- RESEARCH & DEVELOPMENT (R&D)
R&D by product area


As % of Core R&D                                                                    FY03                    FY02
----------------                                                                   -----                   -----
Optical Networks                                                                      40                      34
BBRS                                                                                  23                      23
European Access                                                                       19                      22
North American Access                                                                  5                       9
Outside Plant and Power                                                                5                       4
Other Network Equipment                                                                3                       3
Network Services                                                                       5                       5
                                                                                   -----                   -----
CORE                                                                                 100%                    100%
                                                                                   -----                   -----
CORE ((POUND STERLING) MILLION)                                                      284                     487
                                                                                   -----                   -----

The Group's Access product portfolios in North America and Europe have been streamlined during the year and R&D spend is now primarily focused on programmes relating to Marconi's new multi-service Access node, the Access Hub, and its class 5 SoftSwitch as well as the continued development of its Fixed Wireless Access range. European Access accounted for 19% of Core R&D during FY03 and North American Access for 5%.

BBRS accounted for 23% of Core R&D during FY03. Over 50% of this spend was focused on the further development of the Group's multi-service core switch-router, the BXR-48000. Other ongoing initiatives include further enhancements to the Group's ASX-1000 and ASX-4000 product ranges.

The balance of 13% of Core R&D spend related mainly to OPP and wireless software developments within Network Services.

Core adjusted operating expenses -- Sales & Marketing (S&M) (Adjusted as before exceptional items and goodwill amortisation)

Core adjusted S&M spend for the 12 months ended 31 March 2003 was (Pound Sterling) 254 million, a reduction of (Pound Sterling) 168 million or 40% compared to the previous year (FY02: (Pound Sterling) 422 million). In the final quarter, Core S&M expenditure (before exceptional items) amounted to (Pound Sterling) 50 million. This represents a 15% reduction compared to the previous quarter (Q3 2003: (Pound Sterling) 59 million), and a 43% reduction compared to the fourth quarter of the previous financial year (Q4 FY02: (Pound Sterling) 87 million).

Significant annual savings have been achieved through focused headcount reductions, organisation consolidation and closure of sales offices worldwide. A reduced level of discretionary marketing spend has also contributed to this trend.

Core adjusted operating expenses -- General & Administration (G&A) (Adjusted as before exceptional items and goodwill amortisation)

Core adjusted G&A spend for the 12 months ending 31 March 2003 was (Pound Sterling) 100 million, a reduction of (Pound Sterling) 93 million or 48% compared to the previous year (FY02: (Pound Sterling) 193 million). During the final quarter, Core G&A expenditure (before exceptional items) amounted to (Pound Sterling) 19 million. This represents a 14% reduction compared to the previous quarter (Q3 2003: (Pound Sterling) 22 million), and a 58% reduction compared to the fourth quarter of the previous financial year (Q4 FY02: (Pound Sterling) 45 million).

Approximately (Pound Sterling) 50 million of the annual reduction has occurred as a result of the reallocation of costs previously classified in G&A to other areas of spend, mainly S&M in order to realign the Group's cost base with its organisational model. Real annual cost savings have been achieved mainly through headcount reductions, site rationalisation (including the relocation of the Group's UK head office) and reduced spend on professional fees incurred in the normal course of business. Professional fees relating to the Restructuring are classified as exceptional costs.

Core adjusted operating expenses -- net other (expense)/income (Adjusted as before exceptional items and goodwill amortisation)

Other expense/(income) relates mainly to foreign exchange translation movements, income from properties and royalty payments. During the 12 months ended 31 March 2003, other operating income amounted to (Pound Sterling) 2 million (FY02: operating income (Pound Sterling) 10 million).

CORE ADJUSTED OPERATING LOSS ANALYSIS BY SEGMENT
(Before exceptional items and goodwill amortisation)

                                                                                                FY 2003                     FY 2002
                                           ------------------------------------------------------------         -------------------
In (Pound Sterling) million                  Q1            Q2            Q3            Q4            FY            Q4            FY
---------------------------                ----          ----          ----          ----       -------         -----       -------
Network
Equipment                                   (96)          (83)          (49)          (31)         (259)         (131)         (464)
Network
Services                                     (2)            7            20            27            52            28            35
Other*                                      (17)          (14)          (12)          (13)          (56)          (15)          (64)
                                           ----          ----          ----          ----       -------         -----       -------
CORE ADJUSTED
OPERATING LOSS                             (115)          (90)          (41)          (17)         (263)         (118)         (493)
                                           ----          ----          ----          ----       -------         -----       -------

*Other relates mainly to head office and other central costs.

Core adjusted operating loss analysis by segment (Adjusted as before exceptional items and goodwill amortisation)

As a result of its cost initiatives to improve adjusted gross margin and reduce adjusted operating costs, Marconi has recorded a quarter on quarter reduction in Core adjusted operating loss in each of the four quarters of the financial year. A loss of (Pound Sterling) 115 million in the first quarter compared to a loss of (Pound Sterling) 17 million in the quarter ended 31 March 2003. For the year as a whole, Core adjusted operating loss reduced from (Pound Sterling) 493 million in FY02 to (Pound Sterling) 263 million in FY03. Improved performance in both Network Equipment and Network Services contributed to this overall trend.

Network Equipment

In Network Equipment, the adjusted operating loss of (Pound Sterling) 96 million in the first quarter reduced to (Pound Sterling) 31 million in the final quarter of the year. Overall, the loss of (Pound Sterling) 259 million was some (Pound Sterling) 205 million or 44% less than the previous year ((Pound Sterling) 464 million).

Substantial cost reductions in the Group's supply chain in Europe and the United States, together with savings across all areas of operating expenses were the main contributing factors and have been sufficient to more than offset the 37% year-on-year decline in sales volumes in Network Equipment.

Network Services

After a first quarter adjusted operating loss of (Pound Sterling) 2 million, Network Services recorded three consecutive quarters of adjusted operating profit at (Pound Sterling) 7 million, (Pound Sterling) 20 million and (Pound Sterling) 27 million respectively. Against a difficult backdrop of lower sales volumes in Network Equipment and the subsequent impact on IC&M sales, these improvements have been achieved mainly through improved resource utilisation in this labour-intensive activity (including the increased use of third party sub-contractors).

OPERATING AND FINANCIAL REVIEW continued

Performance of the Group

GROUP SALES (EXCLUDING JOINT VENTURES)

Group sales amounted to (Pound Sterling) 2,002 million, representing a decrease of (Pound Sterling) 2,565 million or 56% (FY02: (Pound Sterling) 4,567 million).

Sales from continuing operations amounted to (Pound Sterling) 1,914 million, a decrease of (Pound Sterling) 992 million or 34% compared to the previous year (FY02: (Pound Sterling) 2,906 million). This decrease, observed across all major geographic zones and product lines, was mainly the result of continued reduced demand in the global market for telecommunications equipment and services resulting in lower sales in Marconi's Core business (see Performance of the Core Business above). Sales in the Group's Capital business have also substantially reduced since the previous year as a result of business disposals, and in particular, the disposal of the Group's 50% stake in General Domestic Appliances. The (Pound Sterling) 47 million sales in Capital during the year related to the Group's Mobile Tetra and Applied Technologies businesses, both of which were disposed of during the year.

The (Pound Sterling) 88 million sales from discontinued operations during the year related to sales from the Group's former Strategic Communications business during the first half of the year. The (Pound Sterling) 1,404 million of sales from discontinued operations for the previous year ended 31 March 2002 related to disposed businesses: Strategic Communications; Data, Commerce and Medical Systems.

GROUP ADJUSTED GROSS PROFIT/(LOSS) BY SEGMENT (EXCLUDING JOINT VENTURES)

(Adjusted as before exceptional items and goodwill amortisation) Adjusted gross profit at Group level amounted to (Pound Sterling) 408 million giving an adjusted gross margin of 20.4% (FY02: (Pound Sterling) 1,057 million and 24.5%). The majority of the decline in gross profit related to business disposals. During the year, this included the Group's Strategic Communications business, with prior year disposals including Data, Commerce and Medical Systems businesses.

PERFORMANCE OF THE GROUP
Group key figures (excluding joint ventures)

                                                                 12 MONTHS ENDED
                                                                        31 MARCH
                                                          ----------------------
In (Pound Sterling) million                                 2003            2002
---------------------------                               ------          ------
GROUP SALES                                                2,002           4,310
Share of joint ventures                                       --             257
                                                          ------          ------
TOTAL SALES                                                2,002           4,567
ADJUSTED GROSS PROFIT                                        408           1,057
Cost of sale exceptionals                                    (21)           (830)
                                                          ------          ------
GROUP GROSS PROFIT                                           387             227
Group gross margin %                                        19.3%            5.3%
ADJUSTED OPERATING LOSS                                     (308)           (474)
Group goodwill amortisation                                 (104)           (431)
Group operating exceptionals                                (317)         (5,210)
                                                          ------          ------
GROUP OPERATING LOSS                                        (729)         (6,115)
Joint ventures                                               (40)              3
Associates                                                   (89)           (181)
                                                          ------          ------
TOTAL OPERATING LOSS                                        (858)         (6,293)
                                                          ------          ------

GROUP SALES (EXCLUDING JOINT VENTURES)

                                                                 12 MONTHS ENDED
                                                                        31 MARCH
                                                          ----------------------
In (Pound Sterling) million                                 2003            2002
---------------------------                               ------          ------
Core                                                       1,874           2,773
Capital                                                       47             165
Other                                                         (7)            (32)
                                                          ------          ------
CONTINUING OPERATIONS                                      1,914           2,906
DISCONTINUED OPERATIONS                                       88           1,404
                                                          ------          ------
GROUP                                                      2,002           4,310
                                                          ------          ------

GROUP ADJUSTED GROSS PROFIT/(LOSS) BY SEGMENT (EXCLUDING JOINT VENTURES) (Adjusted as before exceptional items and goodwill amortisation)

                                                                 12 MONTHS ENDED
                                                                        31 MARCH
                                                          ----------------------
In (Pound Sterling) million                                 2003            2002
---------------------------                               ------          ------
Core                                                         373             599
Capital                                                       11              30
                                                          ------          ------
CONTINUING OPERATIONS                                        384             629
DISCONTINUED OPERATIONS                                       24             428
                                                          ------          ------
GROUP ADJUSTED GROSS PROFIT                                  408           1,057
                                                          ------          ------

GROUP ADJUSTED OPERATING PROFIT/(LOSS) BY SEGMENT (EXCLUDING JOINT VENTURES)

(Adjusted as before exceptional items and goodwill amortisation) Adjusted operating loss at Group level amounted to (Pound Sterling) 308 million (FY02:
(Pound Sterling) 474 million). Significant operating cost savings within the continuing operations reduced the adjusted operating loss in the year by (Pound Sterling) 272 million to (Pound Sterling) 306 million (FY02: (Pound Sterling) 578 million). The (Pound Sterling) 104 million adjusted operating profit in the previous year for discontinued operations, related to business disposals completed during the previous year.

OTHER GROUP FINANCIAL ITEMS
(excluding joint ventures)

Exceptional items

Operating exceptionals

Exceptional items charged to Group operating loss totalled (Pound Sterling) 317 million. Of this amount (Pound Sterling) 296 million was included in administrative expenses and (Pound Sterling) 21 million in cost of sales.

Restructuring and reorganisation costs amounted to (Pound Sterling) 298 million of the total. Of this amount, (Pound Sterling) 103 million related to the costs incurred and accrued to complete the Group's financial restructuring, including approximately (Pound Sterling) 78 million relating directly to the Schemes of Arrangement, (Pound Sterling) 6 million to the Marconi Corporation plc listing and the balance to other associated costs. (Pound Sterling) 174 million related to the Group's ongoing operational restructuring including headcount reductions ((Pound Sterling) 128 million), site rationalisation ((Pound Sterling) 38 million) and fixed asset impairments ((Pound Sterling) 51 million). These charges were partially offset by provision releases of (Pound Sterling) 17 million for doubtful debts and the settlement of a litigation relating to an IT systems implementation.

GROUP ADJUSTED OPERATING PROFIT/(LOSS) BY SEGMENT (EXCLUDING JOINT VENTURES) (Adjusted as before exceptional items and goodwill amortisation)


                                                                  3 MONTHS ENDED                  12 MONTHS ENDED
                                                                        31 MARCH                         31 MARCH
                                                            --------------------          -----------------------
In (Pound Sterling) million                                 2003            2002           2003              2002
---------------------------                                 ----           -----          -----             -----
Core                                                         (17)           (118)          (263)             (493)
Capital                                                      (11)            (26)           (43)              (85)
                                                            ----           -----          -----             -----
CONTINUING OPERATIONS                                        (28)           (144)          (306)             (578)
DISCONTINUED OPERATIONS                                       --              29             (2)              104
                                                            ----           -----          -----             -----
GROUP ADJUSTED OPERATING LOSS                                (28)           (115)          (308)             (474)
                                                            ----           -----          -----             -----

During the 12 months to 31 March 2002, exceptional items charged to Group operating loss (excluding joint ventures) totalled (Pound Sterling) 5,210 million. This was made up of a (Pound Sterling) 3,831 million charge to write down goodwill and tangible fixed assets and a (Pound Sterling) 672 million increase in provisions for slow moving and obsolete inventory. Restructuring and related charges totalled (Pound Sterling) 557 million and there was an additional (Pound Sterling) 150 million increase in the doubtful debt provision.

Non-operating exceptionals

The Group recorded a net non-operating exceptional gain of (Pound Sterling) 141 million (FY02: (Pound Sterling) 838 million). This included the (Pound Sterling) 123 million release of provision arising on the agreement to settle on 19 May 2003 the potential ESOP derivative litigation as well as a (Pound Sterling)
5 million loss on disposal of discontinued operations and a (Pound Sterling)
26 million net gain on disposal of fixed assets and investments in continuing operations.

For the 12 months to 31 March 2002, non-operating exceptional charges amounted to (Pound Sterling) 838 million and related mainly to a release of share options associated with the demerger of the Group's defence and electronics business to BAE Systems coupled with gains on disposals of Group subsidiaries, property, and other assets.

Amounts written off investments

During the year, the Group wrote off investments totalling (Pound Sterling) 40 million relating mainly to the Group's stakes in Arraycom and Bookham Technology.

For the 12 months to 31 March 2002, the Group wrote off investments totalling (Pound Sterling) 200 million relating mainly to Netdecisions, Easynet and other smaller investments.

Write off of funding balance

Marconi Corporation plc recorded a (Pound Sterling) 315 million write-off of funding receivables from Marconi plc which have been schemed in the Restructuring (FY02: (Pound Sterling) Nil).

Interest and finance expenditure/(income)

Group net interest charge to the Profit and Loss Account was (Pound Sterling) 242 million (FY02: (Pound Sterling) 244 million). The charge during the period related mainly to interest paid and accrued on the Group's bonds and syndicated debt. The (Pound Sterling) 115 million of accrued but unpaid interest was subsequently included in the Scheme claims. The balance related primarily to net interest received on deposits, insurance and a tax refund.

Net finance expenditure amounted to (Pound Sterling) 14 million (FY02: income of (Pound Sterling) 34 million).

As a result of the Restructuring and the substantial decrease in gross debt, the Group's interest burden will be significantly reduced to around (Pound Sterling) 70 million per annum from the year ending 31 March 2005. This comprises mainly 8% cash interest payable on (Pound Sterling) 450 million of new Senior Notes and 10% interest if paid in cash on (Pound Sterling) 306 million of new Junior Notes as well as some interest payable on the Group's bilateral debt. Marconi has the option to pay interest in cash at 10% or in kind (PIK) at 12% on the new Junior Notes and will take this decision and make the necessary notifications on a quarterly basis. Interest on the new Senior and Junior Notes is payable quarterly in July, October, January and April and began to accrue from 1 May 2003. The Group expects interest paid to be partially offset by modest amounts of interest received on its cash balances. During the year ending 31 March 2004, the Group expects net interest payable to amount to approximately (Pound Sterling) 40 million.

OPERATING AND FINANCIAL REVIEW continued

Taxation

The Group's tax credit on ordinary activities to the Profit and Loss Account was (Pound Sterling) 185 million (FY02: (Pound Sterling) 210 million charge). The tax credit was mainly due to the release of tax provisions in respect of prior years following progress to resolve historic US and UK tax issues and audits. This included a repayment in the UK of (Pound Sterling) 45 million related to tax returns from prior years.

Although the Group has in excess of (Pound Sterling) 2 billion of tax losses as at 31 March 2003, these may be unavailable to cover earlier years that are open for or under tax audit. In addition, in some jurisdictions the loss carry forwards will be forfeit (this applies to the US) or could be restricted (this may apply to Germany and the UK) following the Restructuring. There will be ongoing tax cash costs, therefore, where losses are unavailable.

Goodwill amortisation

The Group incurred a charge of (Pound Sterling) 104 million for goodwill amortisation compared to a charge of (Pound Sterling) 431 million the previous year. This reduction is largely as a result of the reduced carrying value of goodwill on the Group's balance sheet following the exceptional goodwill impairment charges in the year ended 31 March 2002 and the disposal of businesses and related goodwill.

JOINT VENTURES AND ASSOCIATES

The (Pound Sterling) 129 million charge to the P&L account in respect of associates and joint ventures in the 12 months to 31 March 2003 comprised mainly the Group's shares of operating losses and operating exceptional items of Easynet Group plc ((Pound Sterling) 53 million), Confirmant ((Pound Sterling)
34 million), amortisation ((Pound Sterling) 10 million) and impairment ((Pound Sterling) 27 million) of goodwill related to Easynet Group plc. The Group also recorded a (Pound Sterling) 14 million gain on cessation of its joint venture investment in Ultramast through a capital reduction.

Returns to shareholders

LOSS PER SHARE

The basic and diluted loss per share, which includes goodwill amortisation and exceptional items, was 39.9p (FY02: 212.0p).

The loss per share excluding goodwill amortisation and exceptional items was 17.2p (FY02: 22.8p).

DIVIDEND

As a result of the Restructuring, Marconi Corporation is restricted from paying dividends under the terms of the indentures governing the new Senior and Junior Notes. Accordingly Marconi Corporation does not expect to pay a dividend in the foreseeable future.

FINANCIAL REVIEW

Balance sheet

NET ASSETS/LIABILITIES

As at 31 March 2003, net liabilities before retirement benefit deficits stood at (Pound Sterling) 2,979 million compared with (Pound Sterling) 1,890 million at 31 March 2002. The increase in net liabilities in the year was mainly due to the loss incurred partially offset by the favourable foreign exchange variances.
Net liabilities after retirement benefit deficits stood at (Pound Sterling) 3,332 million (31 March 2002: (Pound Sterling) 2,016 million).

Adjusting for the impact of the Restructuring including the cancellation of Marconi Corporation plc Scheme claims ((Pound Sterling) 4,828 million), issue of new debt of (Pound Sterling) 756 million, issue of new shares and cash distribution to creditors ((Pound Sterling) 340 million), the Group had pro forma net assets after retirement benefit deficits of (Pound Sterling) 400 million at 31 March 2003.

WORKING CAPITAL

The Group has made strong progress in its initiatives to improve working capital management during the year. In addition, a number of business disposals have been completed, in particular Strategic Communications, which led to a reduction of (Pound Sterling) 249 million in net stocks and contracts in progress, a reduction in (Pound Sterling) 318 million in net debtors and a reduction of (Pound Sterling) 228 million in trade, other creditors and accruals compared to the position at 31 March 2002.

At a Group level, net stock and contracts in progress reduced to (Pound Sterling) 234 million at 31 March 2003 by (Pound Sterling) 486 million from (Pound Sterling) 720 million at 31 March 2002. The movement was due to the disposal of businesses and the continued improvement in inventory management practices and the rationalisation of stock locations.

Core net stock turns have increased quarter on quarter throughout the period from 4.0 at March 2002 to 7.1 in March 2003. Continued improvement in the Group's process to align the purchase of new stock with forecast sales demand was a major driver behind stock reduction in the year, combined with improved utilisation and management of stock.

In the Core, net stock and contracts in progress reduced by (Pound Sterling) 269 million to (Pound Sterling) 234 million at 31 March 2003 from (Pound Sterling) 503 million at 31 March 2002.

Group net debtors (excluding amounts due from Marconi plc and its direct subsidiaries) decreased to (Pound Sterling) 613 million at 31 March 2003 by (Pound Sterling) 684 million in the year from (Pound Sterling) 1,297 million at 31 March 2002.

In the Core, net debtors decreased to (Pound Sterling) 611 million at 31 March 2003 by (Pound Sterling) 279 million from (Pound Sterling) 890 million at
31 March 2002. Amounts due from Marconi plc reduced from (Pound Sterling)
207 million at 31 March 2002 to (Pound Sterling) Nil at 31 March 2003 principally due to waivers and provisions arising from the Restructuring.

Net Core trade debtor days have decreased over the last two quarters of the year from 107 at 30 September 2002 to 94 in March 2003 but have increased from 87 at March 2002. The position at March 2002 was particularly low as it reflected the impact of a one-off sale of SDH inventory to BT in the final quarter of the previous year. Excluding this impact, net Core trade debtor days at 31 March 2002 stood at 103. The improvement reflects the Group's continued focus on cash collections through better management of overdue debts.

Other debtors and prepayments in the Core decreased by (Pound Sterling)
28 million in the year to (Pound Sterling) 116 million at 31 March 2003. The decrease was mainly due to the revised supply contract with Jabil Circuit announced in January 2003, in which a deferred premium (approximately (Pound Sterling) 20 million) on the original contract was transferred out of other debtors and offset against provisions held against supplier commitments. In addition, there was an unwind of advances and prepayments mainly due to the reduced level of trading.

Group trade, other creditors, accruals and prepayments on contracts (excluding balances with Marconi plc and corporation tax) decreased by (Pound Sterling) 766 million to (Pound Sterling) 675 million at 31 March 2003 from (Pound Sterling) 1,441 million at 31 March 2002.

Amounts due to Marconi plc and its direct subsidiaries has increased from (Pound Sterling) 288 million at 31 March 2002 to (Pound Sterling) 403 million at 31 March 2003 due to the impact of the Restructuring. These balances were schemed or waived at 19 May 2003.

Trade creditors in the Core were reduced to (Pound Sterling) 172 million at 31 March 2003 by (Pound Sterling) 155 million from (Pound Sterling) 327 million at 31 March 2002.

Core trade creditor days were held stable during the first three quarters at 54 days (after adjusting 31 March 2002 for the one-off impact of sales of SDH inventory to BT in March 2002). At March 2003, Core trade creditor days reduced to 40 mainly as a result of a particularly low level of inventory infeed during the quarter and the settlement of a higher than average level of trade creditor balances prior to completion of the Restructuring.

Other creditors, accruals and prepayments on contracts in the Core reduced to (Pound Sterling) 486 million at 31 March 2003 by (Pound Sterling) 262 million from (Pound Sterling) 748 million at 31 March 2002.

The decrease in the year is as a result of conversion of interest swap arrangements to loans, payment of accrued interest, settlement of litigation and reduced level of contract and other accruals due to the reshaping of the business.

PROVISIONS

Provisions for liabilities and charges stood at (Pound Sterling) 300 million at 31 March 2003, a net reduction of (Pound Sterling) 205 million compared with (Pound Sterling) 505 million at 31 March 2002.

Share option provisions amounted to (Pound Sterling) 35 million (March 2002:
(Pound Sterling) 179 million). The movement was due to lapses of options and conversion to new debt of accrued interest on one of the Group's ESOP derivatives. In addition, as a result of the agreement with the ESOP derivative banks to settle the dispute for (Pound Sterling) 35 million, which became effective on 19 May 2003, a provision amounting to (Pound Sterling) 123 million has been released to non-operating exceptional items. The balance of the reduction relates to options in Marconi plc shares that arose in acquisitions (namely Mariposa and MSI) which can be met by shares held by certain trusts. Following the de-listing of Marconi plc on 19 May 2003, the likelihood of these options being exercised is considered to be remote and the provision has been released.

Restructuring provisions amounted to (Pound Sterling) 64 million at 31 March 2003, a decrease of (Pound Sterling) 32 million from (Pound Sterling) 96 million at 31 March 2002. The Group continues to implement its operational restructuring plans and recorded a total exceptional charge of (Pound Sterling) 174 million in the year. The releases in the year relate to the scheming of lease liabilities and the reassessment of provisions held relating to past disposals.

Warranty and contract provisions mainly comprise expected costs of maintenance under guarantees, other work in respect of products delivered and losses on contract work in progress. The balance has decreased by (Pound Sterling)
51 million to (Pound Sterling) 89 million at 31 March 2003 reflecting the lower levels of activity and utilisation of supplier liabilities. Other provisions include balances for employee related claims, indemnities relating to previous business disposals, other litigation, self insurance balances and environmental liabilities. The balance has increased to (Pound Sterling) 106 million at 31 March 2003 from (Pound Sterling) 72 million at 31 March 2002 mainly due to industrial injury claims, scheme costs and business disposals in the year.

Following the release of share option provisions as a result of the completion of the Restructuring and ESOP settlement described above, provisions for liabilities and charges amounted to (Pound Sterling) 265 million on a pro forma basis at 31 March 2003.

OPERATING AND FINANCIAL REVIEW continued

RETIREMENT BENEFITS

The net retirement benefit deficit increased by (Pound Sterling) 227 million to (Pound Sterling) 353 million at 31 March 2003 from (Pound Sterling) 126 million at 31 March 2002 and decreased by (Pound Sterling) 86 million from (Pound Sterling) 439 million being the last reported actuarial update at 30 September 2002. This is mainly as a result of the variances between the actuarial assumptions and actual results for returns on plans and discount rates used to value liabilities. These actuarial variances are shown through the Statement of Total Recognised Gains and Losses.

The main component of the pension liability is the deficit on the funded UK Plan of (Pound Sterling) 195 million at 31 March 2003 (31 March 2002: (Pound Sterling) 7 million, 30 September 2002: (Pound Sterling) 298 million). The balance relates to retirement benefit schemes in Germany, Italy and the United States. In the first half of the year the UK Plan suffered an actuarial loss of (Pound Sterling) 319 million but an actuarial gain in the second half of (Pound Sterling) 110 million.

The UK Plan's exposure to the equity markets is limited to 21% of Plan assets totalling (Pound Sterling) 2,340 million. The majority of the scheme assets are held in bonds (73%) and the balance in property and cash (6%).

In assessing the funding rate, the actuary uses a different set of assumptions to that required by the FRS 17 accounting standard and takes a broader view of the fund's income generating capacity over a longer period. The recently completed tri-annual valuation of the Group's largest pension scheme, the UK Plan showed the Plan as at 5 April 2002 to be 100% funded on an ongoing basis and between 115-119% funded on a minimum funding requirement basis. The previously reported interim valuation did not change when it was finalised.

On 26 March 2003, the Group signed a funding agreement with the Pensions Benefit Guarantee Corporation (PBGC) for the US defined benefit schemes. Under the agreement, the US businesses will recommence contributions from June 2003 for the normal cost of the schemes at US$6 million ((Pound Sterling) 3.8 million) per annum plus enhanced contributions of US$9 million ((Pound Sterling) 5.7 million) per annum. Additionally, proceeds from any disposal of a US business shall be used to fund scheme deficits, prior to the remaining proceeds being used to pay down the Junior Notes.

SYNDICATE BANK AND BOND DEBT

                                                                                                                      31 MARCH 2003
                                                                                                -----------------------------------
In (Pound Sterling) million                                                                      ACTUAL                   PRO FORMA
---------------------------                                                                     -------                   ---------
Euro and US$ bond debt                                                                           (2,147)                         --
Syndicate bank debt                                                                              (2,173)                         --
New Senior Notes                                                                                     --                        (450)
New Junior Notes                                                                                     --                        (306)
Bilateral and other bank debt                                                                       (52)                        (52)
To Marconi plc                                                                                     (403)                         --
                                                                                                -------                   ---------
GROSS FINANCIAL INDEBTEDNESS                                                                     (4,775)                       (808)
Cash                                                                                              1,158                         783
                                                                                                -------                   ---------
NET FINANCIAL INDEBTEDNESS                                                                       (3,617)                        (25)
                                                                                                -------                   ---------


CASH FLOW In (Pound Sterling) million                         H1                   Q3                Q4                        FY03
-------------------------------------                      -----                 ----              ----                       -----
Core operating cash flow before
capital expenditure                                         (105)                  72                95                          62
Non-core operating cash flow before
capital expenditure                                          (37)                  --               (17)                        (54)
                                                           -----                 ----              ----                       -----
Group operating cash flow before
capital expenditure                                         (142)                  72                78                           8
Exceptionals                                                (181)                 (72)              (76)                       (329)
Interest                                                    (158)                 (13)                7                        (164)
Acquisitions and disposals                                   387                    2                44                         433
Capital expenditure and financial
investment                                                   (25)                   3                (8)                        (30)
Tax                                                          (13)                  45                (1)                         31
                                                           -----                 ----              ----                       -----
Group cash flow before use of
liquid resources and financing                              (132)                  37                44                         (51)
                                                           -----                 ----              ----                       -----

Liquidity and capital resources

NET DEBT

Net debt was (Pound Sterling) 3,617 million at 31 March 2003 compared to
(Pound Sterling) 3,335 million at 31 March 2002. The increase of
(Pound Sterling) 282 million results from the Group's cash outflow of (Pound Sterling) 51 million, a favourable foreign exchange movement of (Pound Sterling) 109 million, debt transferred on disposals of (Pound Sterling) 24 million (mainly relating to the disposal to Finmeccanica SpA of Strategic Communications) offset by (Pound Sterling) 364 million of other non-cash movements relating to interest and equity swap arrangements converted to new loan agreements during the period and the impact of the Scheme on balances with Marconi plc and its subsidiaries.

Syndicate bank and bond debt

The table above sets forth the composition of the Group's net debt at 31 March 2003 on an actual and pro forma basis following completion of the Restructuring.

The syndicate bank debt of (Pound Sterling) 2,173 million includes (Pound Sterling) 82 million relating to the termination of interest rate and equity swaps with syndicate banks in the year to 31 March 2003 and (Pound Sterling) 31 million relating to calls under guarantees given by syndicate banks to Albany Partnership Loan Note holders.

CASH FLOW

The Group made significant progress during the year in terms of cash generation both at an operating (pre-exceptionals) and total cash flow level, particularly in the second half when the Group recorded two consecutive quarters of operating and total cash inflows.

The Group incurred a (Pound Sterling) 51 million cash outflow before use of liquid resources and financing during the year (FY02: (Pound Sterling)
204 million inflow). The main components of this outflow were a net exceptional cash outflow of (Pound Sterling) 329 million (FY02: (Pound Sterling)
368 million) and net interest paid of (Pound Sterling) 164 million (FY02: (Pound Sterling) 253 million). These cash outflows were partially offset by an inflow from acquisitions and disposals of (Pound Sterling) 433 million (FY02: (Pound Sterling) 995 million) and other net cash inflows of (Pound Sterling) 9 million (FY02: (Pound Sterling) 170 million outflow, mainly (Pound Sterling) 196 million on net capital expenditure).

Adjusted operating cash flow

Operating losses of (Pound Sterling) 412 million (FY02: (Pound Sterling) 905 million) offset by depreciation and amortisation of (Pound Sterling) 239 million (FY02: (Pound Sterling) 676 million) and a (Pound Sterling) 181 million cash inflow (FY02: (Pound Sterling) 239 million) from working capital movements led to the Group's adjusted operating cash inflow of (Pound Sterling) 8 million (FY02: (Pound Sterling) 10 million) during the year. After capital expenditure, the Group operating cash outflow was (Pound Sterling) 35 million (FY02: (Pound Sterling) 351 million).

The Group recorded significant progress in reducing adjusted operating cash outflows within the year. The outflow of (Pound Sterling) 169 million after gross capital expenditure in the first half improving to a (Pound Sterling) 134 million inflow in the second half. This improvement was predominantly driven by progress within the Core business where adjusted operating cash flow after gross capital expenditure improved from outflows of (Pound Sterling) 81 million and (Pound Sterling) 43 million in the first and second quarters respectively to cash inflows of (Pound Sterling) 66 million and (Pound Sterling) 86 million in the third and fourth quarters respectively. This was a result of the reduced operating losses and increased contribution from working capital. This reduction in working capital during the year was largely driven by improved utilisation of inventory and increased focus on collection of debtors, partially offset by a reduction in creditors.

Capital expenditure and financial investment

Capital expenditure amounted to (Pound Sterling) 43 million during the year (FY02: (Pound Sterling) 361 million), (Pound Sterling) 34 million of which related to the Core. Marconi has maintained capital expenditure well below the level of depreciation, which amounted to (Pound Sterling) 135 million (FY02:
(Pound Sterling) 245 million), of which (Pound Sterling) 123 million (FY02:
(Pound Sterling) 184 million) related to the Core. Core capital expenditure is generally focused on development models, test equipment, sales demonstration equipment and R&D laboratory equipment. During the year, the majority of Core capital expenditure was incurred in Optical Networks and BBRS.

Proceeds from sales of tangible fixed assets amounted to (Pound Sterling)
30 million (FY02: (Pound Sterling) 173 million) and included (Pound Sterling) 26 million related to property. Financial investments incurred a (Pound Sterling) 17 million (FY02: (Pound Sterling) 8 million) cash outflow during the year. This related mainly to proceeds from property disposals largely offset by a cash payment initially made to Court in relation to a litigation concerning the Group's joint venture, Ultramast. This has now been resolved through a settlement in which the investment in Ultramast has been terminated through a capital reduction for proceeds of (Pound Sterling) 41 million disclosed in acquisitions and disposals.

Going forward, the Group expects the rate of depreciation to gradually fall due to the higher proportion of out-sourced assets and the low levels of capital expenditure over the past six quarters. Capital expenditure is expected to rise but to remain at or below the level of depreciation.

Returns on investments and servicing of finance

Net interest paid during the period amounted to (Pound Sterling) 164 million (FY02: (Pound Sterling) 253 million) comprising mainly interest paid on the Group's Syndicate Bank and bond debt, partially offset by interest received on a refund relating to tax paid in prior years and on the Group's cash balances. Interest paid on the Group's now schemed euro and yankee bond debt amounted to approximately (Pound Sterling) 142 million (FY02: (Pound Sterling) 146 million) and approximately (Pound Sterling) 56 million (FY02: (Pound Sterling) 82 million) of interest was paid on the Group's Syndicate Bank debt. No interest was paid on the Group's Syndicate Bank and euro and yankee bond debt after 15 October 2002 in anticipation of the Restructuring.

Exceptional cash flows

The Group incurred operating exceptional cash costs of (Pound Sterling)
329 million (FY02: (Pound Sterling) 368 million) during the year. Over half of this amount related to the direct cash cost of severance payments and site closures in the context of the Group's operational restructuring and reorganisation. The balance relates to cash costs associated with the Group's manufacturing outsourcing programme and payments made under onerous contracts and as a result of supplier liability claims. The payment of fees and expenses to advisors in the context of the Group's financial restructuring is also included in operating exceptional cash flows.

Cash flows from acquisitions and disposals

Net proceeds from acquisitions and disposals led to a cash inflow of (Pound Sterling) 433 million (FY02: (Pound Sterling) 995 million) during the year. This related mainly to the termination of the Group's 50% share holding in Ultramast through a capital reduction and the disposal of Strategic Communications and Applied Technologies, partially offset by the payment of transaction-related costs and fees.

Tax paid

The Group has received net repayments of (Pound Sterling) 31 million (FY02: net payments (Pound Sterling) 13 million) in the year. There were no tax payments or receipts relating to hedging arrangements during the period.

Application of critical accounting policies

Marconi's financial statements are prepared in accordance with accounting principles generally accepted in the United Kingdom (UK). The preparation of the financial statements requires the Group to make estimates, judgements and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses and related disclosure of contingent assets and liabilities. The directors base their estimates on historical experience and various other assumptions that they believe are reasonable under the circumstances, the results of which form the basis for making judgements about the carrying value of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions. The Group believes that the following are some of the more critical judgement areas in the application of its accounting policies that affect the Group's financial position and results of operations.

The development and selection of these critical accounting estimates has been discussed with the Audit Committee and the Audit Committee has reviewed the Group's disclosure relating to it in this Operating and Financial Review.

OPERATING AND FINANCIAL REVIEW continued

GOING CONCERN

As a result of the completion of the Restructuring on 19 May 2003 described above, the directors have a reasonable expectation that the Group will continue in operational existence for the foreseeable future and have therefore used the going concern basis to prepare the statutory accounts.

REVENUE RECOGNITION

Revenue is recognised when all of the following conditions are satisfied 1) there is persuasive evidence that an arrangement exists; 2) delivery has occurred or services have been rendered; 3) the fee is fixed or determinable; and 4) it is probable that the debtor will be converted into cash.

It is common for Marconi's sales agreements to cover the delivery of several products and/or services. These range from arrangements where a contract covers the delivery and installation of equipment to more complex arrangements, which also include training of customer personnel, sale of software and other support services. Revenue from contracts with multiple element arrangements, such as those including installation and commissioning services, is recognised as each element is earned based on objective evidence of the relative fair values of each element and when there are no undelivered elements that are essential to the functionality of the delivered elements.

Revenues and estimated profits on long-term contracts are recognised under the percentage-of-completion method of accounting using a cost-to-cost methodology. Significant judgement is required in determining progress toward completion and in estimating revenues and costs. Profit estimates are revised periodically based on changes in facts in the underlying contract. When estimates of total contract revenues and costs indicate a loss, a provision for the entire amount of the contract loss is recognised in the period in which the loss becomes foreseeable. Advance payments received from contracts are recorded as a liability unless there is a right of set-off against the value of work undertaken.

IMPAIRMENT OF LONG-LIVED ASSETS

The Group reviews the carrying value of other fixed assets and assets to be disposed of, including other intangible assets, whenever indicators of impairment exist. Indicators of impairment include (but are not limited to):

o A significant adverse change in the extent or manner in which a long-lived asset or asset group is being used or in its physical condition;

o A current-period operating or cash flow loss combined with a history of operating or cash flow losses or a projection or forecast that demonstrates continuing losses associated with the use of a long-lived asset or asset group; and

o A current expectation that, more likely than not, a long-lived asset or asset group will be sold or otherwise disposed of significantly before the end of its previously estimated useful life.

These tests for impairment require significant judgements in determining estimates of future cash flows and the resulting value in use of the relevant fixed asset. Estimations of the present value of future cash flows contain inherent uncertainty and include estimates of market size and market share information, growth rates, product demand and technological development, costs of labour and supplier purchases, working capital requirements, and discount rates to be applied to future cash flows.

If the carrying value of a fixed asset is considered impaired, an impairment charge is recorded for the amount by which the carrying value of the fixed asset exceeds the higher of its net realisable value or its value-in-use. In the year ended 31 March 2003 and 2002, Marconi recorded impairment charges in relation to tangible fixed assets of (Pound Sterling) 74 million and (Pound Sterling) 154 million, respectively. In the year ended 31 March 2002, Marconi recorded an impairment charge relative to goodwill of (Pound Sterling) 3,677 million. The Group believes that its estimates of future cash flows are reasonable and no further goodwill impairments have been made in the year ended 31 March 2003.

CONTINGENT LIABILITIES

Marconi is subject to legal proceedings and other claims arising in the ordinary course of business. Various claims and proceedings have been or may be instituted or asserted against Marconi relating to class shareholder actions and the conduct of its business, including those pertaining to patents, environmental, safety and health, employment and contractual matters. The Group is required to assess the likelihood of any adverse judgements or outcomes to these matters, as well as potential ranges of probable losses. A determination of the amount of reserves required, if any, for these contingencies is based on a careful analysis of each individual issue with the assistance of outside legal counsel. Although the outcome of litigation cannot be predicted with certainty and some lawsuits, claims or proceedings may be disposed of unfavourably to Marconi, the Group believes that the ultimate outcome of these matters will not have a material adverse effect on the results of operations or financial position or cash-flows of Marconi, except as discussed in note 27 to the financial statements.

PENSION AND OTHER POST-RETIREMENT BENEFITS

Pension and other post-retirement benefits costs and obligations are dependent on actuarial assumptions used in calculating such amounts. These assumptions include discount rates, health care cost trend rates, benefits earned, interest cost, expected return on plan assets, mortality rates, and other factors. While the Group believes that the assumptions used are appropriate, the assumptions used may differ materially from actual results due to changing market and economic conditions, higher or lower withdrawal rates or longer or shorter life spans of participants. These differences may result in a significant impact on the amount of future pension or post retirement benefits expense and the resulting liability. Holding all other assumptions constant, a 1/2% increase or decrease in the discount rate would have increased or decreased the net loss for the year ended 31 March 2003 by approximately (Pound Sterling) 6 million. Likewise, a 1/2% increase or decrease in the expected return on plan assets would have increased or decreased pre-tax loss for the year ended 31 March 2003 by (Pound Sterling) 13 million.

In the year ended 31 March 2003, the Group charged the profit and loss account with (Pound Sterling) 33 million of service cost (FY02: (Pound Sterling)
54 million), settlement and curtailment gains of (Pound Sterling) 54 million (FY02: operating gain (Pound Sterling) 12 million), of which a (Pound Sterling) 57 million credit is in non-operating exceptional items and (Pound Sterling)
3 million debit in operating loss, and (Pound Sterling) 6 million of net notional interest (FY02: gain (Pound Sterling) 40 million) in respect of defined benefit schemes. As a result of an actuarial assessment in the last quarter of the year ended 31 March 2003, net actuarial gains and losses arising on pension assets and liabilities in the balance sheet of (Pound Sterling) 269 million were charged to the statement of total recognised gains and losses for the year ended 31 March 2003 and (Pound Sterling) 351 million for the year ended 31 March 2002. The comparative period for the year ended 31 March 2002 was based on actuarial and investment reviews carried out between 1 January 2002 and 31 March 2002.

PRODUCT WARRANTIES

Provisions for estimated expenses related to product warranties are made at the time products are sold. These estimates are established using historical information on the nature, frequency, and average cost of warranty claims. The Group actively studies trends of warranty claims and takes action to improve equipment quality and minimise warranty claims. The Group believes that the warranty reserve is appropriate; however, actual claims incurred could differ from the original estimates, requiring adjustments to the reserve. If the Group were to experience an increase in warranty claims compared with its historical experience, or if costs of servicing warranty claims were greater than the expectations on which the accrual had been based, the Group's gross margins could be adversely affected.

Group financial management

TREASURY POLICIES AND ORGANISATION

The Group's treasury activities are coordinated by its treasury function which operates in accordance with policies and procedures approved by the Board. It does not operate as a profit centre. Treasury advises operational management on treasury matters and undertakes all derivative transactions. All treasury related transactions undertaken by the Group's operating businesses are required to be in accordance with guidelines laid down by Marconi's central treasury function and comply with the Group risk management policies.

FINANCIAL INSTRUMENTS

Under the terms of the new Senior and Junior Notes, the Group is permitted to use foreign exchange forwards and options to hedge trade receivables and payables, or exposures arising from the new Senior and Junior Notes. No other derivatives are permitted.

It is the Group's policy that there is no trading in financial instruments, and all financial instruments are used for the purpose of financing or hedging identified exposures of the Group.

The main risks faced by the Group in the financial markets are liquidity risk, interest rate risk, foreign currency risk and counterparty risk. The Board reviews and agrees policies for managing each of these, which are summarised below. These policies are subject to the restrictions placed upon the Group by the terms of the new Senior and Junior Notes.

LIQUIDITY RISK

The Group has funded its activities through cash generated from its operational activities, the proceeds of disposals, bank borrowings and the debt capital markets.

The Group's gross borrowings as at 31 March 2003 were (Pound Sterling) 4,775 million (31 March 2002: (Pound Sterling) 4,903 million). The (Pound Sterling) 128 million reduction primarily reflected the repayment of local borrowings in Italy as a result of the disposal of Strategic Communications and a substantial reduction in the sterling value of the US$ denominated debt due to foreign exchange movements. These were offset by an increase in liabilities to Marconi plc and fellow subsidiaries of the Marconi plc group.

Following the Restructuring, gross borrowings have fallen to (Pound Sterling) 808 million on a pro forma basis, including (Pound Sterling) 450 million of US$ denominated Senior Notes due in April 2008, and (Pound Sterling) 306 million of US$ denominated Junior Notes due in October 2008.

At 31 March 2003, the Group's cash and liquid resources totalled (Pound Sterling) 1,158 million (31 March 2002: (Pound Sterling) 1,361 million), of which (Pound Sterling) 515 million (31 March 2002: (Pound Sterling) 277 million) was denominated in sterling, (Pound Sterling) 282 million (31 March 2002: (Pound Sterling) 726 million) in US dollars, (Pound Sterling) 308 million (31 March 2002: (Pound Sterling) 239 million) in euro and the balance of (Pound Sterling) 53 million (31 March 2002: (Pound Sterling) 119 million) in other currencies.


As previously disclosed, as at 31 March 2003, the majority of the Group's cash resources were held in secured accounts which were subject to interim security arrangements in favour of the Group's syndicate banks and bondholders (including the bond trustees) and also to one of the ESOP Derivative Banks (who committed to support the proposed restructuring within the required period). The secured accounts were created at the end of April 2002 in accordance with the previously disclosed lock box arrangements entered into in favour of the syndicate banks and bondholders. The interim security arrangements contemplated by the Heads of Terms were implemented on 13 September 2002. The balance of the secured cash amounted to (Pound Sterling) 771 million at 31 March 2003. The security over the lockbox accounts was released on 24 April 2003 and as at 19 May 2003, all restrictions upon the accounts were lifted.

OPERATING AND FINANCIAL REVIEW continued

Following the Restructuring, the Group is reliant on its cash balances, which were (Pound Sterling) 783 million as at 31 March 2003 on a pro forma basis, to meet short- and medium-term liquidity requirements. Of the (Pound Sterling) 783 million, (Pound Sterling) 208 million represents amounts which would be classified as restricted cash, and (Pound Sterling) 575 million is free cash available to the Marconi Corporation plc Group. The (Pound Sterling) 208 million of restricted cash represents (Pound Sterling) 135 million collateral against present and future bonding facilities, (Pound Sterling) 42 million in an escrow account to meet any claims for collateral on existing performance bonds and guarantees, (Pound Sterling) 14 million deposited against secured loans in Italy and (Pound Sterling) 17 million in the Group's captive insurance company. The (Pound Sterling) 575 million of free cash available to the Marconi Group comprises (Pound Sterling) 486 million of available Treasury deposits and (Pound Sterling) 89 million of global working capital balances within the Group's subsidiaries and cash in transit. The pro forma calculation reflects the (Pound Sterling) 375 million paid to the scheme creditors and ESOP derivative providers on 19 May 2003, the effective date of the Restructuring.

Under the terms of the new Senior and Junior Notes, no other borrowing facilities are permitted, other than under certain restricted circumstances. In addition, the Group's US-based businesses have been ringfenced, and generally may no longer be funded by other members of the Group outside of the ringfence. No external borrowing facilities are permitted for these US-based businesses, other than a committed $22.5 million (approximately (Pound Sterling) 14 million) working capital facility.

In addition, certain forms of liquidity available to the Group, including disposals and release of restricted cash, are subject to terms whereby, under certain circumstances, the cash will be required to be used to redeem the Junior Notes, or, in the event that there are no Junior Notes outstanding, the Senior Notes, at a cost of 110% of principal.

EXCHANGE RATE SENSITIVITY

                                                                   Percentage reduction in Group reported
                                                                  sterling operating loss before goodwill
10% reduction in the value of:                                         amortisation and exceptional items
------------------------------                                    ---------------------------------------
US dollar                                                                                           (1.3)
Euro-traded currencies                                                                              (4.9)
Other                                                                                               (0.8)
                                                                                                    ----
TOTAL                                                                                               (7.1)
                                                                                                    ----

INTEREST RATE RISK

Following the Restructuring, the new Senior Notes and Junior Notes will be at fixed rates of interest. Interest on the Senior Notes is charged at 8% per annum, and interest on the Junior Notes is charged at 10% per annum if paid in cash, or 12% per annum if settled in a new issue of Notes: "Payment-in-kind". On a pro forma basis, 97% of borrowings will be at fixed rates of interest. Consequently, the exposure of the Group to interest rates will be to changes in the interest rates earned on its short-term bank deposits. Under the terms of the Notes, no hedging of this risk is permitted.

FOREIGN EXCHANGE RISK

The Group is exposed to movements in foreign exchange rates against sterling for both trading transactions and the translation of net assets and the profit and loss accounts of overseas subsidiaries. The main trading currencies of the Group are the US dollar, sterling and the euro.

During the Restructuring, the Group has been unable to hedge foreign exchange exposures as a result of restrictions placed upon the Group by the syndicate banks. Following the completion of the Restructuring, the Board is reviewing the risk management policies of the Group in order to optimise the foreign exchange hedging position as permitted within the terms of the new Senior and Junior Notes. The terms of the Notes permit foreign exchange hedging subject to certain restrictions.

The Group has overseas subsidiaries that earn profits or incur losses in their local currencies. It is not the Group's policy to use financial instruments to hedge the translation value of the net overseas assets of the Group.

Following the Restructuring, the majority of the Group's debt (95% on a pro forma basis as at 31 March 2003) will be denominated in US dollars, as a result of the election of the Group's creditors to denominate the new Senior Notes in US dollars.

The Group has subsidiaries in most of the European countries which have converted to the euro, and the major eurozone subsidiaries are located in Italy and Germany. Internal Group reporting from companies in the eurozone was switched to the euro on 1 April 2001. The programme to ensure that all eurozone subsidiaries convert in a timely and efficient manner has now been brought to a successful conclusion.

COUNTERPARTY RISK

All deposits are made with creditworthy and authorised counterparties. All forward contracts, swaps, and other derivative contracts, as described above, are similarly managed to ensure that the benefits of such financial hedging are subject to controlled counterparty risk.

As at 31 March 2003, the Group had vendor finance commitments of approximately (Pound Sterling) 42 million (FY02: (Pound Sterling) 100 million) of which (Pound Sterling) 38 million (FY02: (Pound Sterling) 58 million) had been drawn.


The Group, like its competitors, continues to experience demand for financing from its customers. However, this demand has decreased significantly due to market conditions and the Group's focus on its core base of incumbent carrier customers. When the Group has supported customer financing requests, it has significantly limited its own risk by: i) leveraging funds from third party financiers having strategic interests aligned with the Group, and ii) developing innovative commercial alternatives that do not involve long-term cash investments from Marconi. Through these actions, the Group has satisfactorily accommodated most customer financing requests and will not require Group cash resources to fund these activities in the foreseeable future.

In addition, the Group uses export credit agencies to assist in managing political and credit risks on major contracts and makes extensive use of export credit insurance in respect of small to medium-sized contracts.

MARCONI CORPORATION PLC SHARE PRICE RISK

Under the new share option grants following the listing of Marconi Corporation plc, all exercises of share options will be met through new issuance of shares. Therefore, there is no cash flow exposure to the Group as a result of the issuance of share options.

CONTRACT BONDING FACILITIES

Some customers in the telecommunications market require that bank bonds or surety bonds (issued by insurance companies) are provided to guarantee performance of the supplier. Marconi Group companies had (Pound Sterling) 163 million of bonds (collateralised and uncollateralised) outstanding as at 31 March 2003 with both banks and insurance companies worldwide. The reduction from (Pound Sterling) 500 million of bonds outstanding at 31 March 2002 was mainly as a result of the disposal of Strategic Communications. Some of these bonds are covered by counter-indemnities from Marconi Corporation plc and others have individual indemnities from other Group companies. The Group's bonding is normally provided on an uncommitted basis. As a consequence of the Restructuring, substantially all new bonds currently have to be cash collateralised. Since February 2002, Marconi Bonding Limited (a special purpose vehicle used for this purpose) has procured the issue of approximately (Pound Sterling) 135 million of performance bonding (on a fully cash collateralised basis) on behalf of other Group companies. Of the (Pound Sterling) 135 million of collateral within Marconi Bonding Limited as at 31 March 2003, (Pound Sterling) 22 million related to collateral on bonds which had been retired and will be rolled into collateralisation of a new Super-priority Performance Bonding Facility, and (Pound Sterling) 19 million was collateral against bonds issued in favour of companies which have now been disposed. In the latter case, Marconi is in the process of procuring the release of this collateral.

Following the Restructuring, a new Super-priority Performance Bonding Facility has been committed, allowing Marconi Bonding Limited to procure a further
(Pound Sterling) 50 million of performance bonding. These bonds will be fully collateralised, with 50% of collateral being placed at the time of issuance of the bond, and 50% of collateral being rolled over from releases of collateral on existing bonds.

A MATURITY PROFILE OF ALL BONDS AND GUARANTEES OUTSTANDING
AT 31 MARCH 2003

Year ending 31 March                                Bonds outstanding (Pound Sterling) million
--------------------                                ------------------------------------------
2003 or earlier                                                                             17
2004                                                                                        45
2005                                                                                        24
2006                                                                                        16
2007                                                                                        35
Thereafter                                                                                  12
No expiry date                                                                              14
                                                                                          ----
TOTAL                                                                                      163
                                                                                          ----

A MATURITY PROFILE OF ALL BONDS AND GUARANTEES OUTSTANDING AT 31 MARCH 2003

The reduction from the balance at 30 September 2002 ((Pound Sterling) 221 million) is mainly a result of the disposal of the Group's Mobile Tetra business (OTE SpA) and the calling of the guarantees relating to Albany Partnership, the counter indemnity obligations in respect of which are now included in bank debt and were subject to the Marconi Corporation plc scheme of arrangement.

A number of the Group's performance bond arrangements carry rights for the issuer to call for cash collateral, either unconditionally or upon the occurrence of certain events. Marconi estimates that as at 31 March 2003, performance bonds with a face value of approximately (Pound Sterling) 53 million had varying conditional or unconditional rights to call for cash collateral.

Bonds will frequently run beyond the contracted maturity dates indicated in the table above. In addition, there are a number of bonds with no expiry date. These may be cancelled by the beneficiaries when the guaranteed works are completed.

INSURANCE RISK MANAGEMENT

The Group manages centrally the purchase of global insurance policies in respect of major insurable risks, including property (material damage/business interruption), directors' and officers' and public and products liability. The Group has maintained the types of property and liability insurance which the directors regard as appropriate given the nature of the risks run in the course of its business, and for amounts which they consider adequate. When considering the appropriateness of insurance cover, the directors have made detailed assessments of insurable risks using both in-house professionals and the advice of insurance brokers. The directors have determined what they believe to be the appropriate level of cover having regard, among other things, to the Group's loss record, the industry in which it operates, its risk tolerance level, the cost of cover relative to the risk, customer and legal requirements and any relevant and available information on the levels of cover typically purchased by other comparable companies which operate in the Group's industry.

The use of global policies and centrally appointed brokers allows the Group to improve internal control and optimise the overall level of retained risk. Risk management and insurance spend are concentrated on those insurable risks which are considered potentially catastrophic to the Group as a whole. The Group continues to work with its insurers and advisers to improve its loss prevention and mitigation processes. Insurance market conditions are currently very challenging and premium rates have increased substantially. However, the Group benefits from good relationships with its major insurers.

Statement of compliance

The directors have adopted where practicable the principles of the Operating and Financial Review Statement issued by the Accounting Standards Board in January 2003.

MARCONI PEOPLE

Being in the telecommunications market means that Marconi and its people will always have to cope with dramatic and far reaching change. This exceptional challenge requires nothing less than an exceptional team...

That's why in a tough economic environment and against the background of delivering key business targets we are still dedicated to getting the best from our people through a process of education, support, development and regular reviews of objectives.

LIVING WITH CHANGE

We manage in times of shifting and constant change. Our objectives continue to be:

o To ensure all employees know what is expected of them and how they contribute to the achievement of our strategic and operational goals;

o To support the evolution of an appropriate and flexible organisation that meets Group and business needs;

o To ensure we continuously improve our competencies within the organisation to provide the best and most innovative contribution to our customers; and

o To be passionate in the constant development of our people and their talents and ensure their professional and personal growth.

The Group objective setting process is fundamental in ensuring we deliver our goal of exceeding the expectations of our customers. During 2003, specific attention will be paid to the visibility of targets at the corporate level; providing assistance to all employees in meeting objectives; and in training managers in the process of Performance Management as part of a high performance culture.

Evolving the organisation to fit the needs of the business and the market in which we operate has been achieved through a number of key initiatives:

o Business Rationalisation;

o Business Disposals;

o Outsource and Partnering Solutions; and

o Driving Organisation Effectiveness.

Our organisation shape and size continues to develop to fit the evolving business model.

In March 2002 we employed approximately 30,350 people in the Group as a whole, of which approximately 23,580 were employed in our Core telecommunications business and 6,770 in Marconi Capital. At the end of March 2003 these figures had reduced to 15,276 in our Core business and 264 in Capital. The reduction in our employee numbers has come through, firstly, the divestiture of Strategic Communications, Marconi Applied Technologies and other Capital businesses, where 6,600 employees have transferred to new ownership, and, secondly, through our managed leavers and severance programmes, where approximately 9,100 employees have left the business, the majority through voluntary schemes.

Though we have been through a very difficult year we have maintained a commitment to sensitivity and attention to detail for every individual employee. We achieved these challenges united behind a commitment to our customers and our people; to treat those who are leaving us with fairness and dignity and those who remain with respect and support, while at the same time staying focused on the things that matter. For those leaving us this includes providing comprehensive outplacement support and redeployment/retraining opportunities in all our major territories. For those staying with us it means clear communication and direction going forward.

This simple ethic ensures that through all of the change process both our customers and our employees remain our highest focus of attention.

DEVELOPING THROUGH CHANGE

We are dedicated to supporting the long-term stability and growth of the organisation by driving organisation effectiveness and delivering focused learning, education and support.

In managing the Marconi University we continue to maintain a commitment to employee development whilst at the same time reducing the cost of learning and building the basis for improving the effectiveness of our learning provision.

Our Marconi University combines technical education with leadership and professional development by adopting a blended learning approach that includes easy access to sophisticated online learning solutions.

The University web site offers access to a number of acclaimed external learning providers, including:

o NETg;

o Harvard ManageMentor; and

o Ashridge Business School.

This global, state-of-the-art e-learning capability continues to be enthusiastically received throughout the business. Over 1,000 courses in a number of languages are available to staff, with no need to book or join long waiting lists, and between 350-500 employees a month take advantage of the courses available and the system continues to support valuable and cost effective learning for all our people. During the year over 4,000 employees completed programmes through the university.

LISTENING TO OUR EMPLOYEES --
THE PULSE SURVEY

Every two months we survey one-sixth of our employees to help us understand their views. The opinions of our employees matter to us and the reports produced from these surveys are communicated through our intranet site, "Momentum", and are discussed by the Board and executive teams. Actions generated from the results are key to improving productivity and support to our customers as it is our firm view that a motivated and committed workforce is a major asset in meeting the needs of our customers and shareholders. The Pulse Survey, for example, specifically highlighted the strong causal link between having an effective Annual Performance Review and Development discussion between employees and their managers and employee morale, motivation and commitment. This data reinforced our commitment to this process as a means of achieving customer satisfaction through well motivated, informed and committed employees.

The Pulse Survey also provides demographic data by business, location and function to permit focused Action Planning to address areas where groups of employees are responding with a low rating. The Group will monitor this data closely as we move forward.

EMPLOYMENT POLICIES

The Marconi Group operates in many countries under varying legislation, nevertheless the Group is committed to ensuring that:

o All employees receive fair and equal treatment irrespective of gender, ethnic origin, age, nationality, marital status, religion, sexuality or disability;

o The working environment is conducive to achievement and free from harassment and intimidation;

o Disabled persons have equal opportunity, are fairly treated, and their training and career development needs are carefully managed;

o All employees can expect to hold a review meeting to discuss their objectives and career plans with their managers; and

o All employees can expect to be consulted on matters of importance to them. This will include formal meetings with employee representatives, Trades Unions where they exist, and other employee forums. Information on matters of concern to employees will also be disseminated through "All Hands Calls", the intranet site and electronic media.

During 2003 the Group will launch a communication initiative (MyHR) to improve the awareness of employees to employment policies and issues with access available through the Group intranet to all employees.

MARCONI EDUCATION & SUPPORT
TO THE COMMUNITY

Marconi supported a number of charities and educational programmes during 2002/03 that included:

o Charity support for the NSPCC Full Stop Campaign, Youth At Risk and the United Way;

o Educational support to the UK Telecom Academy (committed to providing quality communications training free of all tuition charges for countries seeking to develop their communications expertise) and North Allegheny Senior High School Communications Technology Curriculum;

o The British Malaysia School Link Programme;

o Young Engineer of Britain Competition including a Marconi Prize for the "most innovative use of communications technology";

o Business in the Community; and

o Young Enterprise and the Science and Engineering Ambassador Schemes.

In addition to the Group support noted above, the Group also provided assistance, time and resources to employees engaged in charitable and community activities. Marconi has continued to regard such support to our community, and employees who support their communities, as important.

MARCONI CORE -- EMPLOYEES BY REGION
31 March 2003

__________________________________
1 UK and Ireland             4,992
2 North America              3,189
3 Italy                      2,495
4 Germany                    2,281
5 APAC                         659
6 CALA                         679
7 Other                        981
__________________________________

[PIE CHART]

TECHNOLOGY OVERVIEW

INTRODUCTION

For 2003, total Group expenditure on research and development was (Pound Sterling) 327 million (2002: (Pound Sterling) 628 million), of this Core expenditure was (Pound Sterling) 284 million (2002: (Pound Sterling) 487 million) representing 15% (2002: 18%) of Core sales.

In addition to this investment in research and development, customer-funded R&D amounted to (Pound Sterling) 20 million (2002: (Pound Sterling) 15 million). This is charged to gross profit.

We have reduced our R&D investment in line with the overall reductions in the cost base of the Group and have achieved these savings through a combination of headcount reductions, site closures and consolidation and the discontinuation of investment in certain specific areas such as our decision in June 2002 to cease further investment in our range of SONET optical network products for the North American market. All reductions have been carefully managed in order to minimise the impact on existing customers and future product developments. Ongoing and new research and development projects are selected on the basis that they are expected to yield a higher overall return for the Group.

The Core business investment was oriented towards key product areas such as Optical Networks, Broadband Routing and Switching and European Access Networks. Together these three product areas accounted for 82% of Core R&D during the year. The balance of our investment related mainly to our North American Access and OPP businesses as well as wireless software developments within Network Services.

The majority of our R&D programmes are customer-driven and seek (i) to increase the cost-effectiveness of our existing products and/or (ii) to evolve products to support next generation network build, supporting high bandwidth data and broadband switching requirements.

Going forward, we intend to continue to provide a competitive product portfolio building on existing market leading characteristics across our core product areas despite the continued reduction in expenditure. As revenues stabilise, we are targeting for research and development investment to amount to approximately 10% of expected sales.

OPTICAL NETWORKS (FY03: 40% of Core R&D)

Focus on next generation SDH

Marconi continues to invest in SDH (Synchronous Digital Hierarchy) technology which allows operators to transport communications traffic around their networks along optical fibres. Recent projects have focused in particular on the development of next-generation SDH, which the Group believes will continue to play a major part in the development of optical networks for years to come.

In 2002, Marconi launched a range of next-generation products, ranging from ultra-compact equipment for installation in customer premises (the SMA range) through to high capacity core products such as our flagship product MSH2K, Marconi's optical core switch for installation in the heart of large public networks.

Marconi's next-generation SDH range is more effective for carrying the new and rapidly growing internet and broadband data services. In 2002, Marconi regained its number one market position in the European SDH market, showing the highest market share gain over our competitors.

As high-bandwidth data services typically generate lower revenues for network operators than traditional voice telephony services, growth in these services is not only creating bottlenecks in metropolitan area networks but also heightening the operators' focus on low-cost service delivery. This, in turn, places considerable pressure on all equipment vendors to supply cost-effective, data-enabled network solutions.

With a significant amount of SDH already installed in telecom networks, it is clear that "data-over-SDH" is the most viable short-to-medium term solution for many operators. Because Marconi is a pioneer in SDH technology and benefits from a large installed base worldwide (outside of the United States and Japan) we are well placed to offer next-generation SDH solutions. These solutions enable customers to carry data services efficiently over their existing infrastructure, thereby achieving minimal disruption to existing services while also achieving lower additional network costs. Marconi's PacketSpan and CellSpan range of products map Ethernet and ATM onto SDH, maximising use of bandwidth and therefore improving revenues for our customers. PacketSpan and CellSpan products will work together with Marconi's next-generation SDH products such as SMA16-64, MSH64c and MSH2K in order to optimise performance for data solutions.

Marconi's Data over SDH products have been deployed with numerous operators throughout Europe, the Asia Pacific region and Central and Latin America. Continuing to add data functionality and capabilities to our products will be an important focus of our research and development going forward and our future data strategy will also embrace emerging protocols and technologies as well as continuing to build on the existing SDH base.

Focus on Telecom Italia

Telecom Italia were one of Marconi's first customers to deploy our flagship optical core switch -- the MSH2K -- launched in September 2002. The MSH2K will enable Telecom Italia to deploy a future-proof, national network that can scale upwards as the network grows with minimum disruption and low incremental cost. In addition, Telecom Italia and Marconi will deploy one of the first ASTN controlled network nodes in Europe, providing automatic network provisioning and service restoration.

Focus on COLT Telecom

In July 2002 Marconi announced that it had implemented a broadband optical network, including network management and maintenance, for COLT Telecom in Lisbon, Portugal and Valencia, Spain. This agreement followed contracts signed previously with COLT to build similar networks and support structures in both Madrid and Barcelona.

These networks are based on Marconi's SDH technology, which gives COLT a flexible migration path to DWDM technology in the future. The highly reliable proven technology in Marconi's SDH platform satisfied a key requirement for COLT in awarding the contract to Marconi. COLT provides communications services to corporate customers, particularly in the financial services sector, as well as government departments and local internet service providers.

BROADBAND ROUTING AND SWITCHING (BBRS) (FY03: 23% of Core R&D)

Focus on the multi-service future

Within the broadband routing and switching market, the IP router market will provide a significant source of potential growth in the longer term, due to the continued growth in IP traffic and the launch of new services such as VoIP (Voice over IP). In the short-term, carriers and private network operators are expected to continue to invest in ATM networks as well. Consequently, in 2003 Marconi continued to focus research and development initiatives on the further development of multi-service products that support ATM, IP and MPLS protocols. In particular, Marconi's Broadband Routing and Switching equipment is designed to enable operators to address the divergent demands of today's difficult market environment.

Focus on the BXR-48000

The BXR-48000 provides a key strategic platform through which we can deploy further our range of products into the networks of large telecommunications providers.

The BXR-48000 can operate at speeds ranging from 40 gigabits per second (Gbps) to 480 Gbps. It can be configured as a very high capacity router or a very high capacity switch. Routers function in the IP (packet) networking domain, while switches typically operate in the traditional voice, frame relay and ATM domains. In September 2002, following technical trials and demonstrations on the first BXR-48000 unit by the US Department of Defense's Naval Research Laboratory, the US Department of Defense placed a firm order for the product. The military-grade capabilities demonstrated by the BXR-48000 are equally applicable for the voice, video, data and multi-service networks of service providers and large non-military institutions. In December 2002, we announced a further sale of the BXR-48000 to a leading European financial institution.

Focus on the ASX range
of multi-service switches

We design our switch router product platforms, such as the ASX-4000, to support communications traffic transmitted by ATM, IP and MPLS protocols. We design them to enable operators to build on their existing switching and routing infrastructure while continuing to support their legacy services. This offers them the flexibility and scalability to roll-out next generation IP, wireless and packet voice services. We also design them to enable operators to reduce their capital investment and operating costs.

The ASX-4000 can switch at speeds ranging from 10 to 40 Gbps, and can be positioned either within the core or at the edge of both service provider and high capacity private networks. Recent developments on the ASX-4000 switch include applications to allow service providers to transport voice traffic over packet switched infrastructures such as ATM.

EUROPEAN ACCESS NETWORKS
(FY03: 19% of Core R&D)

Focus on SoftSwitch XCD5000

The next generation network will migrate towards packet based services, using packet switching technology to provide telephony services. The term "softswitch" is generally used to describe the ability to control and manage packetised services over a network, ensuring that the packets get to the right place in the right order to provide good quality voice services. Marconi's SoftSwitch XCD5000 also supports multimedia and other new services and hence provides a platform for the next generation network. Marconi's SoftSwitch is a carrier-class, next-generation solution enabling the convergence of voice and data services onto a single network. Importantly, the platform provides the same voice "quality of service" as that provided by existing telephone networks, and has security and reliability built in.

SoftSwitch XCD5000 provides significant savings in power consumption, space requirements and spares costs over the equivalent traditional circuit switched exchange whilst supporting traditional features and network functionality as well as supporting new packet based services.

Focus on Jersey Telecom

Jersey Telecom is the first European operator to roll out a suite of commercial and residential broadband services based on Marconi's SoftSwitch platform. The adoption of the Softswitch XCD5000 enables Jersey Telecom to introduce broadband voice and multimedia services across all modern communications terminals, including Plain Old Telephones (POTs), TV set-top boxes, and personal computers.

Integration of the "softswitch" with Marconi's Access Hub, our world-beating multi-service Access platform, will provide customers and users of next-generation networks with a combination of new broadband access solutions, for example ADSL and VDSL combined with traditional POTs and ISDN services on the same platform. All these services will be delivered via a compact, power-efficient, reliable and resilient architecture providing an effective migration path from today's narrowband capabilities into the future.

Focus on the Access Hub AXH

2003 marks a key milestone in Marconi's broadband access systems history. Since the introduction of AXH (a High-Density Multi-Service Access node which can be configured to provide many services including DSL), towards the end of 2001, Marconi has shipped approximately one million lines in less than 15 months of availability, giving AXH rapid penetration into the European Broadband Access Market.

As well as offering ADSL (Asymmetric Digital Subscriber Line) and SHDSL (Symmetric High Speed Digital Subscriber Line) services Marconi has introduced, PSTN, ISDN and VDSL cards to make the AXH a leader in the multi-service access node market. These technology introductions were also marked by major contract wins for the upgrade of narrowband switching networks for Telecom Italia and Jersey Telecom.

Focus on fixed wireless access

Marconi's Digital Radio Systems (MDRS) is a family of point-to-point and point-to-multipoint microwave radio systems for short-haul and long-haul applications, delivering bandwidth for access, feeder and back-haul applications. The point-to-point radio is fully compatible with SDH, is highly reliable, and offers expandable transmission capacity and rapid installation and commissioning procedures. Germany is at the forefront in the roll-out of third generation (3G) mobile services and Marconi is playing a central part by providing reliable, proven wireless transmission networks to operators in Germany and indeed throughout Europe.

Focus on O(2)

In October 2002, Marconi announced that it had been selected by O(2), the German mobile network operator, to build a transmission network to support the launch of 3G mobile services due to be introduced in Germany in 2003. Under this major frame contract, Marconi will supply its Digital Radio System to enable the transport of large amounts of 3G traffic from base stations to O(2)'s fixed network. The contract also includes Marconi's short-haul SDH systems and antennae network management, installation, commissioning and training, as well as Marconi's long-haul SDH systems and SDH cross-connect equipment. The strength of our technology and our long-term customer relationship played a crucial role in winning this contract.

CORE R&D EXPENDITURE BY PRODUCT AREA (Pound Sterling) m


_____________________________________
1 Optical Networks                113
2 European Access                  53
3 North American Access            15
4 BBRS                             64
5 OPP                              13
6 Other network equipment          11
7 Network services                 15
_____________________________________


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                                       27

STATUTORY AND FINANCIAL CONTENTS

29      Directors
30      Corporate governance
32      Directors' report
34      Report to shareholders by the Board on directors' remuneration
43      Corporate social responsibility
45      Directors' statement on internal control
46      Statement of directors' responsibilities
47      Independent auditors' report
48      Consolidated profit and loss account
49      Balance sheets
50      Consolidated cash flow statement
50      Reconciliation of net cash flow to movements in net monetary debt
51      Consolidated statement of total recognised gains and losses
51      Reconciliation of movements in equity shareholders' interests
52      Notes to the accounts
91      Statistical information 2000 to 2003
92      Information for shareholders
94      Shareholder services
95      Notice of meeting


DIRECTORS

J F DEVANEY
Chairman; Chairman of the Nomination Committee
Aged 56. Appointed Chairman of the board of directors of Marconi plc and Marconi Corporation plc in December 2002. He is also chairman of the nomination committee. Mr Devaney resigned as a director of Marconi plc on 19 May 2003. He stepped down in September 2002 as chairman of EXEL plc and was a non-executive director of HSBC Bank plc from 1994 to 2000 and British Steel (now known as Corus UK Limited) from 1998 to 1999. He was executive chairman of Eastern Electricity Limited (now known as Eastern Energy Management Limited) until 1998 and prior to that executive chairman of Kelsey-Hayes Corporation. Mr Devaney was until recently chairman of Liberata plc and is founder and chairman of BizzEnergy Limited. He is also a director and past chairman of EA Technology Limited.

M K ATKINSON
Non-executive director; Chairman of the Audit Committee
Aged 58. Appointed non-executive director of Marconi plc and Marconi Corporation plc in December 2002. He is also chairman of the audit committee. Mr Atkinson resigned as a director of Marconi plc on 19 May 2003. Previously he served as group finance director at Lloyds TSB Group plc between 1994 and May 2002 and remained on that board as a non-executive director until April 2003. Mr Atkinson spent his early career in Latin America and the Middle East and held various senior management roles internationally and in the UK for 24 years before becoming Lloyds TSB Group plc's finance director. Mr Atkinson is also the senior non-executive director of Coca-Cola HBC S.A. (Athens) and chairman of its audit committee. He joined the board of Cookson Group plc in April 2003 as a non-executive director and chairman of its audit committee.

I M CLUBB
Non-executive director; Chairman of the Remuneration Committee
Aged 62. Appointed non-executive director of Marconi Corporation plc in May 2003. He is also chairman of the remuneration committee. Mr Clubb has over 25 years' experience in a range of senior financial and management roles. He is chairman of First Choice plc, Shanks Group plc and Platinum Investment Trust plc. He is also a non-executive director of the oil industry services company, Expro International plc. He was group finance director at BOC Group plc from 1991 to 1994 and deputy chief executive and group finance director at British Satellite Broadcasting Ltd from 1989 to 1991.

M J DONOVAN
Chief Operating Officer
Aged 50. Appointed to the Board of Directors of Marconi plc in January 2000 and became a director of Marconi Corporation plc in November 2001. Mr Donovan was chief executive of Marconi Systems and Marconi Capital and in September 2001 was appointed Chief Operating Officer of Marconi plc. He previously held a number of executive management positions in the Rover Group (1976 to 1991), Vickers plc (1991 to 1994) and British Aerospace Plc (now known as BAE SYSTEMS plc) (1994 to
1998). Mr Donovan became chief executive officer of GEC's industrial electronics group in 1998 and is based in the US.

K R FLAHERTY
Non-executive director
Aged 52. Appointed non-executive director of Marconi Corporation plc in May 2003. She is a US based global telecommunications executive with over 20 years' experience in the communications industry. She has spent 17 years with MCI Communications Corporation, latterly as senior vice president, global product architecture and engineering. Previously (1995 to 1997) she spent two years on secondment from MCI to BT, during which time she was BT's marketing director for National Business Communications. Between 1998 and 2001, she was in Brussels and New York as president and chief operating officer of Winstar International, a fixed wireless communications company.

C C HOLDEN
Interim Chief Financial Officer
Aged 54. Appointed to the Board of Directors of Marconi plc and Marconi Corporation plc in November 2002. Mr. Holden was appointed group financial controller in the summer of 2002 and as Interim Chief Financial Officer of Marconi Corporation plc and Marconi plc in November 2002. He became a partner with Arthur Andersen's auditing practice in 1983, having joined the firm in 1971. During his period with the firm, he held a number of senior international roles. He holds a BSc (Eng) in Metallurgical Engineering from Imperial College of Science and Technology, University of London, and is a Fellow of the Institute of Chartered Accountants of England and Wales.

W K KOEPF
Non-executive director
Aged 61. Appointed non-executive director of Marconi plc and Marconi Corporation plc in December 2002. Mr Koepf resigned as a director of Marconi plc on 19 May 2003. He was chief executive officer of Compaq Computer Corporation for the EMEA region until 2002 and is a director of PXP Software AG (formerly Pixel Park CEE Holdings AG) as well as an adviser to venture capital company Techno Venture Management GmbH. He has held a range of senior management positions with some of the world's leading technology companies, including Texas Instruments, Siemens and European Silicon Structures S.A.

M W J PARTON
Chief Executive Officer
Aged 48. Appointed to the Board of Directors of Marconi plc in January 2000 and became a director of Marconi Corporation plc in November 2001. Mr Parton was appointed Chief Executive Officer of Marconi plc in September 2001. He has held a number of finance appointments in ICL plc (1977 to 1980), GEC-Marconi Limited (1980 to 1986) and STC Telecommunications Limited (1986 to 1991). He joined GEC in 1991 as finance director of GPT (now known as Marconi Communications Limited), GEC's telecommunications joint venture with Siemens, and was appointed managing director of GPT's public networks group in 1995, managing director of GEC's industrial group in 1997 and chief executive officer of Marconi Communications in July 1998.

SECRETARY AND REGISTERED OFFICE

M A SKELLY
New Century Park, PO Box 53
Coventry, Warwickshire CV3 1HJ.

CORPORATE GOVERNANCE

Throughout the year ended 31 March 2003 and until 19 May 2003, Marconi Corporation plc was an intermediate holding company, which owned the majority of the Marconi Group.

On 19 May 2003, the effective date of the Group's restructuring (the Restructuring), the Company was separately listed on the London Stock Exchange and, as the ultimate parent company, became responsible for reporting on corporate governance for the Group. In respect of the year ended 31 March 2003 and the period prior to 19 May 2003, the Board of Marconi plc, the former holding company, was responsible for corporate governance matters.

In this report, the Company is reporting both on current arrangements and the arrangements during the year ended 31 March 2003, noting any material differences between the control systems operated by Marconi plc and the Company.

The Board supports and has applied in the short period since 19 May 2003, the Principles of Good Governance set out in Section 1 of the Combined Code. A summary of the Company's system of applying the principles and the extent to which the provisions in Section 1 have been complied with, are set out in this report to shareholders. Section 1 of the Combined Code establishes 14 Principles of Good Governance, which are split into four areas:

1 THE BOARD

The Company is controlled through the Board of Directors which currently comprises the Chairman, three executive directors and four non-executive directors who, with their different backgrounds, bring with them a wide range of expertise and experience to the Company. The Board considers all of the non-executive directors to be independent as they are independent of the Company's executive management and free from any business or other relationship which could materially interfere with the exercise of their independent judgement. There is a clear division of responsibility between the Chairman and Chief Executive Officer with no single individual having unfettered powers of decision. The Chairman is responsible for running the Board and ensures that all directors receive sufficient relevant information on financial, business and corporate matters to enable them to participate effectively in Board decisions. The Chief Executive Officer's primary role is the co-ordination of the Company's businesses and the development and implementation of strategy. The Combined Code recommends the appointment of a senior independent non-executive director, and during the year this role was fulfilled, on the Board of Marconi plc, by Mr D C Bonham until May 2002 and then by Mr N J Stapleton until October 2002. Since October 2002, during which period a number of new directors were appointed, it was not felt appropriate to redesignate this role prior to the completion of the Restructuring. Following the successful completion of the Restructuring and the appointment of two new directors on 19 May 2003, the Board is considering the position and will designate a senior independent director in the near future. The Company believes that it should move to a position where the majority of the directors are independent non-executive directors. A process is under way to identify further suitable candidates.

The Board ordinarily meets at least 10 times a year but holds additional meetings when circumstances require. Between meetings, the Chairman and Chief Executive Officer update the non-executive directors on current matters and there is frequent contact to progress the affairs of the Company.

Directors receive appropriate training on appointment and then as necessary. They attend an induction programme which aims to provide an understanding of the Company, its strategy, structure, geographical spread of operations, financial position, the markets in which it operates, its products and technologies, its people and, where appropriate, their legal responsibilities as a director. The directors have access to the advice and services of the Company Secretary and there is an approved procedure by which all directors can obtain independent professional advice at the Company's expense in furtherance of their duties, if required; this procedure is reviewed periodically.

The Board, which has reserved certain specific matters to itself, is responsible for overall Group strategy, acquisition and divestment policy, approval of major capital expenditure projects, consideration of significant financial matters and it reviews the financial performance and strategic direction of the operating businesses.

The names and biographical details of all the directors are set out on page 29.

BOARD COMMITTEES

The Board of Marconi plc established a number of committees with defined terms of reference, which were reviewed periodically, and received reports of their proceedings. Terms of reference for the committees of the Company were conditionally adopted on 26 March 2003 to take effect from the effective date of the Restructuring. The Board intends further to review all areas relating to corporate governance in the light of the recent Higgs review, Smith report and the revisions to the Combined Code expected later this year. The principal committees, their current membership and a brief description of their terms of reference, with effect from 19 May 2003, are as follows:

Audit Committee

Mr M K Atkinson (Chairman)
Mr I M Clubb
Mr W K Koepf

This Committee reviews the Company's financial statements and reports, its financial and corporate controls and accounting policies and monitors the relationship with external auditors. All the members of the Committee are independent non-executive directors. The Company's internal and external auditors attend meetings and have the opportunity to raise matters or concerns in the absence of executive directors. The Committee meets formally at least four times a year.

Nomination Committee

Mr J F Devaney (Chairman)
Mr M K Atkinson
Mr I M Clubb
Ms K R Flaherty
Mr W K Koepf

This Committee, made up of the Chairman of the Board and all the independent non-executive directors, reviews regularly the Board structure, size, composition and balance and makes recommendations to the Board concerning any adjustments deemed to be necessary.

The Committee makes recommendations to the Board on all proposed new appointments of directors.

Remuneration Committee

Mr I M Clubb (Chairman)
Mr M K Atkinson
Ms K R Flaherty
Mr W K Koepf

This Committee determines, on behalf of the Board, the broad policy or framework for executive remuneration including the remuneration of the Chairman of the Board and executive directors. All members of the Committee are independent non-executive directors. The Committee meets formally at least twice a year. The Committee is responsible for the preparation and submission to the Board for approval, of a remuneration report to shareholders for inclusion in the annual report and accounts.

Executive Committee

Mr M W J Parton (Chairman)
Mr D Beck
Mr M J Donovan
Ms P Dooley
Mr G W Doy
Mr C C Holden
Mr D H Reid
Ms M A Skelly
Mr M F Surrey
Mr N D Sutcliffe

This Committee, which normally meets monthly, comprises the executive directors and nominated senior executives. The quorum (of three) requires the presence of at least two executive directors. The Committee's main functions include approval of the Group's business plan and budget, the review of performance against plan, the Group's strategies in areas including technology, people, information technology, corporate communications and change programmes, but all subject to approval by the Board. This Committee also deals with day-to-day matters of a routine nature (for which the quorum is two, one of whom must be an executive director). The members of this Committee also act as the Group's Business Risk Committee; at which business risks are specifically considered, although such issues are also reviewed and discussed regularly during meetings of the Executive Committee.

The Company Secretary is Secretary to all Board Committees.

2 DIRECTORS' REMUNERATION

In accordance with the requirements of the Combined Code, the Board has approved the terms of reference of the Remuneration Committee, as with all Board Committees. The Report to shareholders by the Board on directors' remuneration, to be found on pages 34 to 42, sets out the Company's remuneration policy, procedures and the remuneration of individual directors. Approval of this report will be sought at the Annual General Meeting.

3 RELATIONS WITH SHAREHOLDERS

The Company gives communication with shareholders a high priority. The announcement of interim and final results provides opportunities for the Company to answer questions from institutional investors covering a broad range of issues. The Company also publishes quarterly trading updates and reports. In addition, there is regular dialogue with institutional shareholders to ensure a mutual understanding of objectives.

The Company's website (www.marconi.com) provides shareholders with information about the Company including the annual and interim report, quarterly trading updates and reports, details of recent announcements, investor presentations and share price information. Shareholders are able to put questions to the Company through its web site.

The Company aims to deal expeditiously with all enquiries from individual shareholders on a wide range of matters. Individual shareholders also have the opportunity of attending the Annual General Meeting to put questions to the Chairman and the chairmen of Board Committees. Directors also meet informally with shareholders after the meeting. The Company keeps under review ways in which it can communicate more effectively with its shareholders throughout the year as well as at the Annual General Meeting.

It is the Company's practice to send the Notice of the Annual General Meeting and related papers to shareholders at least 20 working days before the meeting and to propose separate resolutions on each substantially separate issue. Votes will be taken by poll at the forthcoming Annual General Meeting and the results will be published as soon as possible after the conclusion of the meeting.

4 ACCOUNTABILITY AND AUDIT

Financial Reporting

The Board includes a detailed review of the performance and financial position of each business on pages 6 to 23. Reading these alongside the Chairman's Statement, the Chief Executive's Review and the Directors' Report, the Board seeks to present a balanced and understandable assessment of the Company's position and progress.

Internal control

Discussion of the internal control environment can be found in the Directors' statement on internal control on page 45.

Audit Committee and auditors

The Audit Committee meets at least four times a year, with the Chief Financial Officer and other executive directors attending by invitation. The Committee reviews the effectiveness of the Company's internal controls, accounting policies and financial reporting and provides a forum through which the Company's external audit and finance functions report to the non-executive directors. The duties of the Audit Committee also include keeping under review the scope and results of the audit and its cost effectiveness. The Committee also receives reports from the external and internal auditors on a regular basis.

COMPLIANCE STATEMENT

The Listing Rules of the United Kingdom Listing Authority require the Board to report on compliance with the provisions contained in Section 1 of the Combined Code throughout the accounting period and up to the date of approval of the financial statements. Throughout, and since, the year ended 31 March 2003, the Company (and previously Marconi plc as the former holding company of the Group) has been in compliance with the provisions set out in Section 1 of the Combined Code, except for A2.1, in that from October 2002 no senior independent director has been designated for the reasons explained above.

FSA DECISION NOTICE

On 11 April 2003, the Financial Services Authority released a public statement concerning a contravention of the Listing Rules by Marconi plc in July 2001. That public statement concluded that Marconi plc had breached paragraph 9.2(c) of the Listing Rules when it failed to notify the Company Announcements Office "without delay" of a change in its expected performance for the half year ending September 2001 and full year ending March 2002.

DIRECTORS' REPORT

PROFITS AND DIVIDENDS

The loss for the year to 31 March 2003 on ordinary activities after taxation and minority interests amounted to (Pound Sterling) 1,144 million.

The Board has determined that no dividend shall be declared in respect of the year to 31 March 2003.

REVIEW OF THE GROUP

An analysis of results, and net assets and liabilities for the Company, its subsidiaries, its share of joint ventures and associates is shown in note 3 to the accounts. A commentary on the activities of the Group and outlook is given in the Chief Executive's Review on pages 4 and 5 and the Operating and Financial Review on pages 6 to 23. A review of the Group's research and development activities can be found in the Technology overview on pages 26 and 27.

The Company acts as a holding company; its subsidiaries and associated companies are principally engaged in the provision of telecommunications equipment and services together with associated support applications. Further details of the principal subsidiaries, joint ventures and associates are shown in note 15 to the accounts.

RESTRUCTURING OF THE GROUP

Pursuant to Schemes of Arrangement of Marconi plc and the Company under Section 425 of the Companies Act 1985 (the Restructuring), the Company became the new holding company of the Marconi Group on 19 May 2003, on which day the Company's shares, notes and warrants were also admitted to the official list of the London Stock Exchange.

The remaining assets of Marconi plc will be distributed over time to its creditors in accordance with its Scheme of Arrangement following which it is intended that Marconi plc will be liquidated or dissolved.

Further details of the Restructuring are set out in the Operating and Financial Review on pages 6 to 23.

ACQUISITIONS AND DISPOSALS

The following material disposals were made during the year ended 31 March 2003:

o On 12 July 2002, the Group disposed of its interest in Marconi Applied Technologies;

o On 2 August 2002, the Group disposed of its interest in Strategic Communications; and

o On 24 February 2003, the Group disposed of its substantive interest in Ultramast Limited through a capital reduction of Ultramast.

DIRECTORS

The directors are listed on page 29, together with their biographical details.

Mr C C Holden was appointed to the Board on 14 November 2002.

Mr M K Atkinson, Mr J F Devaney and Mr W K Koepf were appointed to the Board on 16 December 2002.

Mr I M Clubb and Ms K R Flaherty were appointed to the Board on 19 May 2003.

Mr N C Porter resigned from the Board on 31 July 2002 and Mr S Hare resigned from the Board on 14 November 2002. Mr A L Thomas was appointed a director on 16 December 2002 and he resigned from the Board on 14 March 2003.

In accordance with Article 84 of the Company's articles of association, Mr Atkinson, Mr Clubb, Mr Devaney, Ms Flaherty, Mr Holden and Mr Koepf will retire at the Annual General Meeting and being eligible offer themselves for election.

Further details of the Committees of the Board are given in the Corporate governance report on pages 30 and 31 and details of the remuneration packages of the directors and their share interests in the Company are contained in the remuneration report on pages 34 to 42.

SUBSTANTIAL HOLDERS OF SHARE CAPITAL

As at 25 June 2003, (the latest practicable date prior to the printing of this report) the Company was aware of the following holdings of 3% or more of the Company's ordinary share capital:

_________________________________________________________
The Goldman Sachs Group, Inc                        11.2%
FMR Corp. and Fidelity International Limited         7.3%
Appaloosa Investment Ltd Partnership                 5.7%
Palomino Fund Limited                                5.0%
J.P. Morgan Securities Limited                       4.5%
Cerberus Partners, LP                                3.9%
Deutsche Bank AG                                     3.6%
_________________________________________________________


PAYMENT OF CREDITORS

It is the policy of the Marconi Group that operating subsidiaries agree with suppliers the best available terms taking account of quality, delivery, price and period of settlement and abide by those terms.

Marconi Corporation plc is a holding company and, as distinct from the Marconi Group, has no revenue and no trade creditors. It is therefore not possible to provide statistics for the Company as required by the Companies Act 1985.

EMPLOYEES

A report on people in the Marconi Group can be found on pages 24 and 25.

Full and fair consideration is given to applications for employment from people with disabilities having regard to their aptitudes and abilities; special arrangements are made to support the continued employment of those who become disabled. Wherever practical, access, facilities and training programmes are made available allowing people with disabilities to participate at work to the best of their ability.

Individual employees and their representatives are kept informed of current business issues through the Group's intranet web site, telephone conference calls, briefing groups, training seminars and professional networks as well as through more formal consultative procedures.

SHARE OPTION PLANS

In anticipation of the completion of the Restructuring, the Company conditionally adopted two new share option plans: the Marconi Corporation Senior Management Share Option Plan (the Management Plan) and the Marconi Corporation Employee Share Option Plan (the Employee Plan). Summaries of the Plans were contained in the prospectus of 31 March 2003 and are also described in the Remuneration Report on pages 34 to 42. Options over a total of 76,150,000 shares were granted on 24 June 2003 to directors and senior managers under the terms of the Management Plan; as yet no options have been granted under the terms of the Employee Plan.

SOCIAL RESPONSIBILITY

A report on corporate social responsibility including energy, environment and health and safety can be found on pages 43 and 44.

CHARITABLE DONATIONS

Charitable donations made by Marconi Group companies during the year amounted to (Pound Sterling) 141,000 (2002: (Pound Sterling) 181,000) of which (Pound Sterling) Nil (2002: (Pound Sterling) 99,000) was made to charities in the United Kingdom. These amounts exclude operating units' support for charitable purposes and for educational establishments.

POLITICAL DONATIONS

No donations for political purposes were made during the year (2002: (Pound Sterling) Nil).

The directors do not propose to make any donations for political purposes in the foreseeable future and therefore will not be putting a resolution to shareholders at the forthcoming Annual General Meeting seeking their authority to do so.

EXTRAORDINARY GENERAL MEETING

An Extraordinary General Meeting of the Company was held on 26 March 2003 at which the following business was conducted:

A special resolution was passed (conditional upon the completion of the Restructuring) in relation to the authorisation of the directors to allot relevant securities in accordance with Sections 80 and 95 of the Companies Act 1985. These authorities are to expire five years from the date of passing the resolution.

The special resolution also authorised a change to the memorandum of association to facilitate the establishment of share option schemes, the adoption of new articles of association, the conversion of 2,866,250,734 ordinary shares of 5p each in the capital of the Company held by Marconi plc and one such share in the Company held by Marconi Nominees Limited into non-voting deferred shares and the cancellation of those shares and of the Company's share premium account pursuant to the capital reduction referred to below.

CAPITAL REDUCTION

On 21 May 2003 the Court approved a reduction of capital of the Company from (Pound Sterling) 300,000,000 to (Pound Sterling) 156,687,463.25 and the cancellation of (Pound Sterling) 4,369,742,176.73 standing to the credit of the share premium account. One of the requirements of the reduction of capital involved the Company giving an undertaking to the Court to create a special reserve comprising the excess of the cancelled share capital and share premium account over the deficit on the Company's profit and loss account as at 31 March 2003. Pursuant to the undertaking, subject to certain exceptions, no amount shall be transferred out of such reserve for so long as there remains outstanding any debt or claim against the Company as at 22 May 2003.

ANNUAL GENERAL MEETING

The Annual General Meeting will be held on 8 September 2003. The notice of meeting is set out in full on page 95, and a proxy card is enclosed with this report. The special business to be conducted at this year's Annual General Meeting relates to the proposed consolidation of the Company's share capital further particulars of which are contained in the circular accompanying this annual report.

By Order of the Board

MARCONI CORPORATION PLC

[SIGNATURE "M A SKELLY"]

M A SKELLY
Secretary
New Century Park, PO Box 53
Coventry, Warwickshire CV3 1HJ

25 June 2003

REPORT TO SHAREHOLDERS BY THE BOARD ON DIRECTORS' REMUNERATION




A INTRODUCTION

The following report outlines the Company's policy on remuneration of executive and non-executive directors of the Company and senior executives of the Group and details actual remuneration of both executive and non-executive directors of the Company for the year ended 31 March 2003. For the year ended 31 March 2003 remuneration of executive directors was considered by the Remuneration Committee of Marconi plc, the former parent company of the Company. Remuneration of non-executive directors was considered by the Board of Marconi plc.

In preparing this report consideration has been given to the requirements of the Directors' Remuneration Report Regulations 2002, the Listing Rules and Schedule B to the Combined Code and, where appropriate, the Higgs review.

It is the intention of the Board to put this report to an advisory vote of shareholders at the forthcoming Annual General Meeting at which the financial statements will be considered. The Board unanimously recommends that shareholders vote in favour of this report.

B THE REMUNERATION COMMITTEE:

(i) Membership

The Board of Marconi Corporation plc has established, with effect from 19 May 2003, a Remuneration Committee. The Committee comprises the following non-executive directors:

I M Clubb (Chairman)
M K Atkinson
K R Flaherty
W K Koepf

In accordance with the best practice recommendations of the Combined Code the Committee's members are all independent of management and free from any business or other relationship which could materially interfere with the exercise of their independent judgement. The Company Secretary acts as Secretary to the Committee.

(ii) Terms of reference

The Committee operates in accordance with written terms of reference which have been determined by the Board and take into account best practice and the requirements of the Combined Code. The Committee will meet formally at least twice a year and otherwise as required.

The Committee will make recommendations to the Board on broad policy to be adopted for executive remuneration and on the total remuneration packages of the Chairman and executive directors and certain other senior executives of the Group. This includes, where appropriate, the determination of basic salary, cash bonuses and other incentive scheme entitlements, other benefits including pensions and the terms of individual executive directors' service agreements.

The Committee has access to the advice and services of Neil Sutcliffe, Chief Human Resources Officer and Peter Harris, Vice President Compensation neither of whom has been formally appointed by the Committee. The Committee will also take the advice of the Chairman and Chief Executive, as appropriate, on the performance of the executive directors but they will not participate in any discussion relating to their own remuneration. No external advisors have been consulted or formally appointed by the Committee.

The fees of non-executive directors will be reviewed and determined by the Board.

(iii) Remuneration policy and practice

The key principles to be adopted by the Committee are:

o To ensure that executive remuneration policy and practices support business strategy and are cost effective;

o To provide remuneration packages which are competitive within the Company's operating environment, enabling the Company to attract, retain and motivate senior executives of high quality with appropriate skills;

o To operate short and long-term incentive plans, as part of total remuneration, which reward the delivery of results aligned with shareholders' interests while limiting earnings where there is under-performance; and

o To provide management and employees with appropriate incentives to develop the Company's position in order to exploit the opportunities which will arise in the communications industry.

The main elements of remuneration of the executive directors are:

o Basic salary;

o Share based incentives; and

o Pension.

BASIC SALARY

Basic salaries for executive directors are to be reviewed by the Remuneration Committee, usually annually. Although payment of basic salary is not linked to performance the Committee will, when assessing the need for any increase, take into account individual performance and skills and the Company's competitiveness. In assessing competitiveness, the Committee will consider comparator groups in both Europe and the US, but weighted towards Europe. Comparator groups include companies in similar sectors and those with similar levels of turnover. Performance assessment of executive directors includes both the performance of the Company and the achievement of individual objectives.

Under arrangements put in place as part of the Schemes of Arrangement in respect of the Company and Marconi plc, its former parent company, which became effective on 19 May 2003 (the Restructuring), no executive director will receive an increase in basic salary for a period of 12 months from 19 May 2003.

SHARE BASED INCENTIVES

The Company operates two share based incentive plans, the Marconi Corporation Senior Management Share Option Plan (the Management Plan) and the Marconi Corporation Employee Share Option Plan (the Employee Plan). These were effective from 19 May 2003 (the Plan start date). The Remuneration Committee will determine any future grants under the Management Plan and the Employee Plan.

(i) The Management Plan

Options may be granted under the Management Plan for a period of up to five years from the completion of the Restructuring. Under the initial grant made on 24 June 2003, options become exercisable in five tranches between 12 and 63 months after the Plan start date subject to the achievement of the following performance conditions:

                 PERCENTAGE OF SHARES
                 SUBJECT TO OPTION THAT VEST (PER CENT.)
                 ---------------------------------------
                 PARTICIPANTS
                 WHO RELEASED             OTHER
TRANCHE          R&E PLAN RIGHTS*         PARTICIPANTS             CONDITION
---------------  -----------------------  -----------------------  -----------------------------------------------------------------

1                20                       10                       Repayment of 30% of the New Junior Notes within 24 months after the Plan start date. Options will not be exercisable before
                                                                   12 months after the Plan start date.

2                10                       10                       Repayment of 50% of the New Junior Notes within 27 months after the Plan start date. Options will not be exercisable before
                                                                   15 months after the Plan start date.

3                20                       20                       Repayment of 100% of the New Junior Notes within 30 months after the Plan start date. Options will not be exercisable before
                                                                   18 months after the Plan start date.

4                20                       30                       The Company achieving a market capitalisation of (Pound Sterling)
                                                                   1 billion and repayment of 100% of the New Junior Notes within 39 months after the Plan start date. Options will not be exercisable before 27 months after the Plan start date.

5                30                       30                       The Company achieving a market capitalisation of (Pound Sterling)
                 (within 51 months        (within 51 months        1.5 billion and repayment of 100% of the New Junior Notes within of the Plan start date)  of the Plan start date)  63 months after the Plan start date. Options will not be exercisable before 39 months after the Plan start date.

                 20                       20
                 (between 51 months       (between 51 months
                 and 63 months of the     and 63 months of the
                 Plan start date)         Plan start date)
____________________________________________________________________________________________________________________________________

*See section F (note 3) on page 38.

Participants in the Management Plan are not eligible to participate in any cash bonus plan while there are unvested options outstanding under the Management Plan. The Management Plan therefore represents the total variable compensation for participants during its life. These performance conditions and the numbers of options granted to each participant were determined in order to:

o Provide an incentive to deliver value to the Company's shareholders through the repayment of debt and growth in market capitalisation; and

o Provide a level of reward appropriate to the Company's performance.

In order for tranches 4 and 5 to become exercisable, the rolling average market capitalisation for a 90 day period must exceed the stated target. For subsequent grants, for example, to new employees or as a result of promotions or expanded roles or responsibilities, the Remuneration Committee will set appropriate performance targets which are at least as challenging as those for the initial grant.

Options have been granted to J F Devaney, M J Donovan and M W J Parton under the Management Plan. Details are set out on page 41 of this report. Each of them are subject to the performance conditions as explained above. No director holds any share options or any other long-term incentive plan awards which are not subject to performance conditions.

REPORT TO SHAREHOLDERS BY THE BOARD ON DIRECTORS' REMUNERATION continued

(ii) The Employee Plan

Options may be granted under the Employee Plan for a period of up to five years from the completion of the Restructuring on 19 May 2003. Options granted under the Employee Plan only become exercisable to the extent that the performance targets to which they are subject have been satisfied. The performance targets and vesting schedule for the initial grant of options will be the same as those for the initial grant under the Management Plan.

The exercise price of options under the Employee Plan will be determined by the Remuneration Committee but will not be less than the middle market price of the Company's shares as derived from the London Stock Exchange Daily Official List on a date (or dates, in the case of an average quotation) not more than 30 days prior to the date of grant of the options (or such other period as the Inland Revenue may agree in relation to Inland Revenue Approved Options). No options have been granted to directors under the Employee Plan.

CASH BONUSES

Going forward, no participant in the Management Plan may participate in a cash bonus plan for the life of the Management Plan, i.e. until all options granted to them under the Management Plan have either vested or lapsed.

PENSION

As stated above, the aim of the Remuneration Committee is that retirement benefits for executive directors should be competitive and appropriate. Executive directors, with the exception of Mr C C Holden, are members of the Group's approved UK pension scheme, The GEC 1972 Plan, and have a normal retirement age of 62. The Chairman was admitted to The GEC 1972 Plan under standard terms and conditions with effect from 19 May 2003 and thus there were no pension accruals in respect of him for the period to 31 March 2003.

Mr Parton and Mr Donovan are subject to the Inland Revenue earnings cap on approved pensions and have unapproved pension arrangements to top up benefits from The GEC 1972 Plan. Executive directors' basic salary is the only element of their remuneration that is pensionable. Funded Unapproved Retirement Benefit Schemes (FURBS) were operated during the year for Mr Parton and Mr Donovan. Further details about the executive directors' benefits under The GEC 1972 Plan and FURBS are given in section g below. Payment of pension benefits is not linked to performance.

C DIRECTORS' SERVICE AGREEMENTS

The Remuneration Committee will determine the terms and conditions of executive directors' service agreements with the Company including duration, notice period and termination provisions. In determining any termination provisions or payments, the Remuneration Committee will pay due regard to both individual circumstances and the need for mitigation.

The following is a summary of the details of the service agreements of each director who served during the year:


                                                    Effective date of service       Unexpired term and notice period at
Name of director                              agreement/letter of appointment                             31 March 2003
-----------------------------------------     -------------------------------       -----------------------------------
CHAIRMAN AND EXECUTIVE DIRECTORS:
J F Devaney                                                  16 December 2002                              See note (1)
M J Donovan                                                       19 May 2003                              See note (2)
C C Holden                                                   13 December 2002                              See note (3)
M W J Parton                                                      19 May 2003                              See note (4)

NON-EXECUTIVE DIRECTORS:
M K Atkinson                                                 16 December 2002                               32.5 months
W K Koepf                                                    16 December 2002                               32.5 months

FORMER DIRECTORS:
S Hare                                                        1 December 2001*                                     None
N C Porter                                                  15 September 1980                                      None


*Mr Hare's service agreement was with Marconi plc.

NOTES:

(1) Mr Devaney's service agreement is terminable by either party giving three months' notice and terminates automatically on his 65th birthday. There are no clauses in his service agreement relating to pay in lieu of notice.

(2) During the year ended 31 March 2003, Mr Donovan's terms of employment were set out in a service contract with Marconi plc, dated 1 June 2002, which was novated to the Company on 17 March 2003. This was replaced by a new service contract with the Company which was effective on 19 May 2003. His new service agreement is terminable by the Company on giving 12 months' notice or by Mr Donovan on giving six months' notice and terminates automatically on his 62nd birthday. The agreement also permits the Company to make a payment in lieu of notice which entitles him to the following payment, pro rata to the notice period or unexpired balance of it, should the Company terminate his service agreement without giving 12 months' notice:

    (i)   basic salary;

    (ii) 166% of the cash equivalent transfer value of pension contributions (net of tax) which would have accrued for him in The GEC 1972 Plan;

    (iii) 166% of the contributions (net of tax) which would have been paid into his FURBS; and

    (iv) the cost (to the Company) of providing benefits (other than bonus, pension and incentive entitlements), which cost the Company may set at 10% of his basic salary.

    This amount would also be payable to Mr Donovan if certain circumstances arise in the 12 months following a change of control of the Company, including (i) the Company terminating his employment, other than for cause, or (ii) Mr Donovan terminating his employment, in such circumstances, following a material reduction in the scope of his responsibilities or in his remuneration and benefits, or (iii) Mr Donovan ceasing to be a director of the Company other than by voluntary resignation.

(3) Mr Holden has a fixed term contract, which will expire on 30 June 2003, however, the Board expects that this will be extended to 30 September 2003. The Company is entitled to terminate Mr Holden's appointment immediately by making a payment in lieu of the basic salary he would otherwise have received in the balance of his fixed term.

(4) During the year ended 31 March 2003, Mr Parton's terms of employment were set out in a service contract with Marconi plc dated 2 May 2002, which was novated to the Company on 10 January 2003. This was replaced by a new service contract with the Company which was effective on 19 May 2003. His new service agreement is terminable by the Company on giving 12 months' notice or by Mr Parton on giving six months' notice and terminates automatically on his 62nd birthday. The agreement also permits the Company to make a payment in lieu of notice. The amount of any such payment is at the reasonable discretion of the Remuneration Committee, which is to consider the relationship between the Group's and Mr Parton's performances and defines the maximum payable as being, pro rata to the notice period or unexpired balance of it:

     (i)   basic salary;

     (ii) 166% of the cash equivalent transfer value of pension contributions (net of tax) which would have accrued for him in The GEC 1972 Plan;

     (iii) 100% of the contributions (gross) which would have been paid into his FURBS; and

     (iv) the cost (to the Company) of providing benefits (other than bonus, pension and incentive entitlements), which cost the Company may set at 10% of his basic salary.

     This amount would also be payable to Mr Parton if certain circumstances arise in the 12 months following a change of control of the Company, including (i) the Company terminating his employment, other than for cause, or (ii) Mr Parton terminating his employment, in such circumstances, following a material reduction in the scope of his responsibilities or in his remuneration and benefits, or (iii) Mr Parton ceasing to be a director of the Company other than by voluntary resignation.

(5) Non-executive directors do not have service agreements with the Company. All non-executive directors serve for an initial period of three years, subject to the articles of association of the Company, after which an appointment can be renewed by agreement of the Board. No compensation is payable upon termination of appointment but if an appointment terminates in any year for which an advance fee has been paid (see below) the director concerned is obliged to repay a pro-rated amount of that year's advance fee.

     On termination of his employment, the following payments were made to Mr S
     Hare:

     (i) a payment of (Pound Sterling) 452,467 by way of payment of basic salary and other benefits for the unexpired notice period of his service agreement and in respect of holiday entitlement accrued but not taken; and

     (ii) a payment of (Pound Sterling) 275,675, in respect of entitlements due to him under bonus schemes linked to the successful completion of the Restructuring.

     A termination payment of (Pound Sterling) 377,000 was paid to Mr R I Meakin during the year. (Pound Sterling) 375,000 of this payment was previously disclosed in the Report and Accounts of Marconi plc to 31 March 2002. No compensation on loss of office was paid to Mr A L Thomas or Mr N C Porter.

EXTERNAL APPOINTMENTS

With the Company's approval the Chairman and executive directors are permitted to hold appointments outside the Company. Any fees payable in connection with these appointments may be retained by directors unless otherwise agreed.

D NON-EXECUTIVE DIRECTORS

The policy on remuneration of non-executive directors is determined by the Board, by reference to practice in companies similar in size to the Company. The current basic fee for all non-executive directors is (Pound Sterling) 30,000 per annum which reflects the importance and increasing complexity of the role.

This basic fee is based on two days' service to the Company per month. The non-executive directors may also be paid a fee of (Pound Sterling) 1,500 per day for each additional day devoted to the Company's business over and above the two days per month threshold. The Chairman of the Audit Committee receives an additional fee of (Pound Sterling) 15,000 per annum and the Chairman of the Remuneration Committee an additional fee of (Pound Sterling) 10,000 per annum.

The non-executive directors will also be paid additional fees which, by agreement with the non-executive directors, will be specifically used to purchase shares in the Company. These fees are to be paid in advance for each of the corresponding years of their appointment (or, in the case of the first year's advance payment, have been paid on 29 May 2003) as follows:

Name of director                        Year one                        Year two                        Year three
----------------                ------------------------         -----------------------           -----------------------
M K Atkinson                    (Pound Sterling) 100,000         (Pound Sterling) 30,000           (Pound Sterling) 30,000
I M Clubb                       (Pound Sterling)  30,000         (Pound Sterling) 30,000           (Pound Sterling) 30,000
K R Flaherty                    (Pound Sterling)  30,000         (Pound Sterling) 30,000           (Pound Sterling) 30,000
W K Koepf                       (Pound Sterling) 100,000         (Pound Sterling) 30,000           (Pound Sterling) 30,000

The non-executive directors must hold the shares purchased in year one (as set out on page 40) for three years from the date of their appointment and those purchased in years two and three for one year from the respective purchase dates. If an appointment is terminated for any reason during any year, for which an advance fee has been paid, the director concerned is obliged to repay the advance fee for that year, less an amount pro rata to the time served during the year. The Chairman has discretion to waive the holding periods if he considers there to be a valid reason to justify this.

Non-executive directors do not participate in any other incentive scheme or the Group's pension arrangements and receive no further benefits or entitlements.

E PERFORMANCE GRAPH

The Directors' Remuneration Report Regulations 2002 require the Company to provide, in this Report, a line graph illustrating the Company's performance, measured by Total Shareholder Return (TSR), as compared with an appropriate and broad equity market index e.g. FTSE 100 or similar. TSR is defined as the return shareholders would receive if they held a notional number of shares in the Company. It measures the percentage growth in the Company's share price together with the value of any dividends paid, assuming that the dividends are reinvested in the Company's shares.

The Board intends that the Company will comply with this requirement in future reports and will, in due course, select an index for TSR comparison purposes which is appropriate to the Company's business and circumstances. However, as the Company was not listed during the year ended 31 March 2003, and no market price was, therefore, available for the Company's shares, it is impractical to provide a performance graph in this Report.

REPORT TO SHAREHOLDERS BY THE BOARD ON DIRECTORS' REMUNERATION continued

F DIRECTORS' REMUNERATION FOR THE YEAR ENDED 31 MARCH 2003

                                                                            EXPENSES
                               SALARY           OTHER                     CHARGEABLE       SEVERANCE           2003           2002
                             AND FEES        BENEFITS           BONUS         TO TAX        PAYMENTS          TOTAL          Total
                               (POUND          (POUND          (POUND         (POUND          (POUND         (POUND         (Pound
                            STERLING)       STERLING)       STERLING)      STERLING)       STERLING)      STERLING)      Sterling)
                                  000             000             000            000             000            000            000
                            ---------       ---------       ---------      ---------       ---------      ---------      ---------
Current directors:

M K Atkinson                       21              --              --             --              --             21             --
J F Devaney                        74               6              --             --              --             80             --
M J Donovan                       416             364             543             --              --          1,323            735
C C Holden                        114              --              --             --              --            114             --
W K Koepf                          29              --              --             --              --             29             --
M W J Parton                      525              95             696             --              --          1,316            681
                                -----             ---           -----            ---             ---          -----          -----
                                1,179             465           1,239             --              --          2,883          1,416
                                -----             ---           -----            ---             ---          -----          -----
Former directors:

S Hare                            312              94             394              1             728          1,529            433
N C Porter                         42               3              --             --              --             45            133
A L Thomas                         83              --              --             --              --             83             --
                                -----             ---           -----            ---             ---          -----          -----
                                  437              97             394              1             728          1,657            566
                                -----             ---           -----            ---             ---          -----          -----

NOTES:

(1)  Other benefits include:

     (1.1) for M J Donovan and M W J Parton, the payment of a non-pensionable earnings supplement in relation to Funded Unapproved Retirement Benefit Schemes (FURBS);

     (1.2) car allowance or cash equivalent of a car under the Group's car scheme;

     (1.3) life insurance cover and medical health insurance; and

     (1.4) for M J Donovan, an amount payable to him pursuant to the termination of his GEC-USA Deferred Compensation Plan.

(2) All directors are reimbursed all necessary and reasonable expenses incurred in the performance of their duties.

(3) The executive directors, other than C C Holden, participated in an exceptional incentive plan, known as the Retention & Emergence Plan, relating to the successful completion of the Restructuring. Maximum payment under this plan was 150% of basic salary paid in four equal instalments three of which were paid (May 2002, July 2002 and May 2003). Mr Parton and Mr Donovan have agreed to waive their entitlement to the final instalment (37.5% of basic salary). The total sums paid are included in the figures stated above.

(4) The executive directors, other than C C Holden, also participated in a quarterly incentive plan relating to the achievement of targets for the generation of total cash. Mr Parton and Mr Donovan have agreed to waive the first two quarterly payments payable under this plan (20% of basic salary). The total sums paid are included in the figures stated above.

(5) Remuneration detailed above in respect of M K Atkinson, J F Devaney and W K Koepf relates to the period from 16 December 2002, being the date on which they were appointed as directors of the Company. Mr Koepf's remuneration also includes additional sums paid to him in respect of his non-executive chairmanship of two German subsidiary companies of the Company. The remuneration detailed above in respect of N C Porter relates to the period until 31 July 2002, being the date on which he resigned as a director of the Company. In respect of A L Thomas the remuneration detailed above relates to the period from 1 May 2002, being the date on which he was appointed as a director of Marconi plc, to 14 March 2003 being the date on which he resigned as a director of the Company. In respect of S Hare the remuneration detailed above relates to the period to 31 January 2003, being the date on which he left the employment of the Company although he resigned as a director of the Company on 14 November 2003. Details of Mr Hare's termination payments are set out on page 37.

(6) Fees for non-executive directors also include additional fees and advance fees where appropriate. Details are set out on page 37.

G RETIREMENT BENEFITS

Executive directors, with the exception of Mr C C Holden, are members of the Group's principal pension scheme, The GEC 1972 Plan, which is a defined benefit scheme. Members contribute at the rate of 3% of salary, subject to limits imposed by the Inland Revenue. Company contributions made during the year ended 31 March 2003 amounted to 6.6% of salary in the period 1 April 2002 to 5 April 2002, 14.2% in the period 6 April 2002 to 31 October 2002 and 8.2% in the period 1 November 2002 to 31 March 2003. Such Company contributions were restricted in a similar manner to the members' own contributions.

Details of the Funded Unapproved Retirement Benefit Schemes (FURBS) operated during the year for Mr M J Donovan and Mr M W J Parton are set out below. With effect from 1 April 2002, the unapproved pension arrangement for Mr Parton was amended to remove his defined benefit promise, which was substituted by a defined contribution promise. A gross contribution of 35% of basic salary is paid as a pension allowance, 60% is payable to the FURBS established for him and the balance of 40% is paid direct to Mr Parton. In recognition of the change made to Mr Parton's pension arrangement, the Company has agreed to pay additional gross contributions of (Pound Sterling) 583,333 during 2003/2004 which will be split 60/40 as described above.

The Company made contributions to the FURBS established for Mr Donovan to provide benefits at his normal retirement age of 62 equivalent to a two-thirds pension. The targeted benefit takes into account the capital value of benefits arising from membership of The GEC 1972 Plan and any relevant benefit in payment or otherwise arising from previous employment.

In the event of retirement before normal retirement age, or at retirement age, each of the executive directors is entitled to the full amount held in the FURBS established for him. In the event of death in service, a lump sum of four times pensionable salary, plus additional benefits for a surviving spouse and/or children, inclusive of any death benefits arising from The GEC 1972 Plan, will be held in trust for the benefit of dependants of Mr Donovan or Mr Parton.

In accordance with the requirements of the Listing Rules and the Directors' Remuneration Report Regulations 2002, the disclosures required for the year ended 31 March 2003 are set out below.

Listing Rules -- tax unapproved benefits

The pension benefits earned by the executive directors of Marconi Corporation plc under the FURBS arrangements are:

                                                     INCREASE IN ACCRUED                 COST OF UNAPPROVED
                                 Length of    PENSION OVER THE PERIOD TO           PENSION BENEFITS ACCRUED       ACCUMULATED TOTAL
                               pensionable                 31 MARCH 2003           DURING THE PERIOD NET OF      ACCRUED PENSION AT
                                   service            (NET OF INFLATION)             MEMBER'S CONTRIBUTIONS           31 MARCH 2003
Name of director                     Years          (POUND STERLING) 000               (POUND STERLING) 000    (POUND STERLING) 000
----------------               -----------    --------------------------        ---------------------------    --------------------
M J Donovan                              4                             6                                 30                      72


Mr Donovan has a defined benefit FURBS arrangement. The pension entitlement shown above is that which would be paid annually at normal retirement based on service to 31 March 2003. The increase in accrued pension during the year excludes any increase for inflation. Periodically an actuary reviews the contribution rate. Contributions paid to Mr Donovan's FURBS during the year were (Pound Sterling) 334,778 (2002: (Pound Sterling) 63,966). Mr Parton has a defined contribution FURBS arrangement. During the year the Company paid (Pound Sterling) 110,250 (2002: (Pound Sterling) 147,000) to Mr Parton's FURBS.

Mr J C Mayo resigned as an executive director of Marconi plc on 6 July 2001. As disclosed in the Marconi plc Report and Accounts to 31 March 2002, a payment of (Pound Sterling) 428,333 was paid in respect of his defined benefit FURBS in respect of pensionable service for the period to 5 July 2002 and, in addition, a non-pensionable allowance of (Pound Sterling) 422,000 was paid in respect of Mr Mayo on 24 January 2003. In March 2003, a payment was made in respect of Mr Mayo's FURBS of (Pound Sterling) 898,000 in final settlement of his FURBS entitlement.

Mr R I Meakin resigned as an executive director of Marconi plc on 1 March 2002. A payment of (Pound Sterling) 290,000 was paid in respect of his defined benefit FURBS in April 2002 and a non-pensionable allowance of (Pound Sterling) 93,000 was paid directly to Mr Meakin. On 14 January 2003 a further payment of (Pound Sterling) 278,000 was paid in respect of his FURBS and a non-pensionable allowance of (Pound Sterling) 185,000 was paid directly to Mr Meakin in final settlement of his FURBS entitlement. These payments, although made during the year to 31 March 2003, were previously disclosed in the Marconi plc Report and Accounts to 31 March 2002.

Listing Rules -- tax approved benefits

The pension benefits earned by the directors of Marconi Corporation plc under The G.E.C. 1972 Plan are:

                                                     INCREASE IN ACCRUED                            COST OF
                                 Length of    PENSION OVER THE PERIOD TO           PENSION BENEFITS ACCRUED       ACCUMULATED TOTAL
                               pensionable                 31 MARCH 2003           DURING THE PERIOD NET OF      ACCRUED PENSION AT
                                   service            (NET OF INFLATION)             MEMBER'S CONTRIBUTIONS           31 MARCH 2003
Name of director                     Years          (POUND STERLING) 000               (POUND STERLING) 000    (POUND STERLING) 000
----------------               -----------    --------------------------        ---------------------------    --------------------
M J Donovan                              4                             1                                 --                       7
M W J Parton                            12                             2                                 --                      26
S Hare*                                 14                             2                                  3                      71

*For Mr Hare the amount shown relates to service to 14 November 2002 being the date on which he resigned as a director of the Company.

The pension entitlement shown above is that which would be paid annually at normal retirement age based on service to 31 March 2003. The increase in accrued pension excludes any increase for inflation. The cost of pension benefits accrued during the year net of members' contributions has been calculated on the basis of actuarial advice in accordance with Actuarial Guidance Note GN11. The cost of pension benefits accrued during the year net of members' contributions is a measure of the capital cost of providing future pension payments and accordingly is a liability of the Group's pension arrangements and not a sum paid or due to the directors of the Company.

Directors' Remuneration Report Regulations 2002 -- tax approved benefits

                                INCREASE IN           ACCUMULATED              Transfer               TRANSFER           Increase in
                                    ACCRUED                 TOTAL                 value                  VALUE        transfer value
                               PENSION OVER               ACCRUED            of accrued             OF ACCRUED              over the
                              THE PERIOD TO            PENSION AT         pension as at          PENSION AS AT            period net
                                   31 MARCH              31 MARCH              31 March               31 MARCH           of member's
                                       2003                  2003                  2002                   2003         contributions
Name of director       (Pound Sterling) 000  (Pound Sterling) 000  (Pound Sterling) 000   (Pound Sterling) 000  (Pound Sterling) 000
----------------       --------------------  --------------------  --------------------   --------------------  --------------------
M J Donovan                               2                     7                    49                     57                   (4)
M W J Parton                              3                    26                   187                    189                  (12)
S Hare*                                   4                    73                   383                    369                  (24)

*For Mr Hare the amounts shown relate to service to 31 January 2003 being the date on which he left the Company's employment.

NOTES:

(1) Pensions accrued for the period to 31 March 2003 represent the increase in accrued pension which occurred during the entire year.

(2) The transfer values have been calculated in a manner consistent with Retirement Benefit Schemes -- Transfer Values (GN11) published by the Institute of Actuaries and the Faculty of Actuaries.

REPORT TO SHAREHOLDERS BY THE BOARD ON DIRECTORS' REMUNERATION continued

Directors' Remuneration Report Regulations 2002 -- tax unapproved benefits

                                INCREASE IN           ACCUMULATED              Transfer               TRANSFER           Increase in
                                    ACCRUED                 TOTAL                 value                  VALUE        transfer value
                               PENSION OVER               ACCRUED            of accrued             OF ACCRUED              over the
                              THE PERIOD TO            PENSION AT         pension as at          PENSION AS AT            period net
                                   31 MARCH              31 MARCH              31 March               31 MARCH           of member's
                                       2003                  2003                  2002                   2003         contributions
Name of director       (POUND STERLING) 000  (POUND STERLING) 000  (Pound Sterling) 000   (POUND STERLING) 000  (Pound Sterling) 000
----------------       --------------------  --------------------  --------------------   --------------------  --------------------
M J Donovan                               8                    72                   332                    336                    4


NOTES:

(1) Pensions accrued for the period to 31 March 2003 represent the increase in accrued pension which occurred during the entire year.

(2) The transfer values have been calculated in a manner consistent with Retirement Benefit Schemes -- Transfer Values (GN11) published by the Institute of Actuaries and the Faculty of Actuaries.

H DIRECTORS' INTERESTS

The directors' interests as defined by the Companies Act 1985 (which include trustee holdings and family interests incorporating holdings of minor children) in shares of Marconi plc, the former parent company of the Company, the Company and its subsidiaries are as follows:

(i) Ordinary shares

The directors' interests in Marconi plc were as follows:

                                                                    As at
                                                             1 April 2002
                                        AS AT                   (or later
                                31 MARCH 2003                appointment)
Name of director                   BENEFICIAL                  Beneficial
----------------                -------------                ------------
M K Atkinson                              NIL                         Nil
J F Devaney                               NIL                         Nil
M J Donovan                           169,670                     169,670
W K Koepf                                 NIL                         Nil
M W J Parton                          128,122                     128,122

None of the directors held any beneficial or non-beneficial interests in the shares of the Company or its subsidiaries during the year.

The following directors were issued with ordinary shares of 5p each and warrants over ordinary shares of 5p each in Marconi Corporation plc with effect from 19 May 2003:

                                       Shares                    Warrants
Name of director                   Beneficial                  Beneficial
----------------                 ------------                ------------
M J Donovan                               299                       2,992
M W J Parton                              228                       2,287

Ordinary shares of 5p each in Marconi Corporation plc were purchased by the following non-executive directors on 29 May 2003 pursuant to the arrangements described in Section d above:

                                                                   Shares
Name of director                                               Beneficial
----------------                                             ------------
M K Atkinson                                                       88,348
I M Clubb                                                          26,503
K R Flaherty                                                       26,952
W K Koepf                                                          89,845

There have been no other changes in the interests of directors between 31 March 2003 and 25 June 2003.

(ii) Options

The following table shows the interests of directors in options over ordinary shares of 5p each in Marconi plc, the former parent company of the Company. It should be noted that, as a result of the Restructuring, Marconi plc shares are now of negligible value and it is unlikely, therefore, that the directors will be able to realise any value in relation to these options:

                            At 1 April       Granted in  Exercised in        Lapsed in           AT 31 MARCH
                                  2002         the year      the year         the year                  2003         Exercise period
                  --------------------   --------------  ------------  ---------------  --------------------   ---------------------
                               Average                                                               AVERAGE
                              exercise         Exercise                                             EXERCISE
                                 price            price                                                PRICE           (Expiry dates
Name of director        No.      Pence   No.      Pence   No.   Pence      No.   Pence        NO.      PENCE      shown in brackets)
----------------  ---------   --------   ---   --------   ---   -----   ------   -----  ---------   --------   ---------------------

M J Donovan           6,299       Nil    --         --    --      --        --      --       6,299       NIL   Jun 2001 to Nov 2009
                                                                                                              (Nov 2003 to Nov 2009)
                  3,300,000       187    --         --    --      --        --      --   3,300,000       187   Nov 1999 to Nov 2003
                                                                                                              (May 2003 to Nov 2003)

S Hare               12,596       Nil    --         --    --      --        --      --      12,596       NIL   Jun 2001 to Nov 2009
                                                                                                              (Nov 2003 to Nov 2009)
                  2,484,034       142    --         --    --      --      1,036    748   2,482,998       142   Feb 1997 to Nov 2003
                                                                                                              (May 2003 to Nov 2003)

M W J Parton         29,405       Nil    --         --    --      --         --     --      29,405       NIL    Jun 2001 to Nov 2009
                                                                                                              (Nov 2003 to Nov 2009)
                  4,444,958       221    --         --    --      --         --     --   4,444,958       221    Nov 1999 to Nov 2003
                                                                                                              (May 2003 to Nov 2003)

N C Porter*           8,337       Nil    --         --    --      --      8,337    Nil          --        --                     --

                    270,770       287    --         --    --      --    270,770    287          --        --                     --


* Mr Porter's options lapsed on 31 July 2003 being the date on which he left the Company's employment.


NOTES:

(1) The directors of the Company are of the opinion that disclosure of the details of each grant of the options referred to in the above table would result in an excessively lengthy report. Accordingly details of options have been aggregated. All options have exercise prices that exceed the market price of a Marconi plc share as at 31 March 2003, other than nil cost options granted under the Marconi Launch Share Plan and the Marconi Long-Term Incentive Plan.

(2) The mid-market price of a Marconi plc share as at 31 March 2003 was 1.75p with a range during the year of 12.55p to 1.27p.

(3) The options set out above relate to those granted under the GEC Manager's 1984 Share Option Scheme, the GEC 1997 Executive Share Option Scheme, the Marconi 1999 Stock Option Plan, the GEC Phantom Option Schemes, the Marconi Launch Share Plan, the Marconi Long-Term Incentive Plan, the GEC Employee 1992 Savings-Related Share Option Scheme and the Marconi UK Sharesave Plan.

(4) Options granted under GEC Manager's 1984 Share Option Scheme, the GEC 1997 Executive Share Option Scheme, the Marconi 1999 Stock Option Plan, the GEC Employee 1992 Savings-Related Share Option Scheme and the Marconi UK Sharesave Plan vested upon the court's sanctioning the Marconi plc Scheme of Arrangement and will lapse six months thereafter. Options granted under the GEC Phantom Option Schemes lapsed when the Company ceased to be a subsidiary of Marconi plc. Options granted under the Marconi Long-Term Incentive Plan vested when the Company ceased to be a subsidiary of Marconi plc. Options granted under the Marconi Launch Share Plan lapse on the tenth anniversary of the date of grant.

The following options over ordinary shares of 5p each in Marconi Corporation plc were granted, under the Management Plan, to executive directors on 24 June 2003:

                                                                            Total
                                                                         exercise
                                             Number                         price
                                          of shares                         Pence
Name of director                       under option                (per exercise)             Exercise period
----------------                       ------------                --------------       ---------------------
M J Donovan                              10,000,000                           Nil        May 2004 to May 2013
J F Devaney                               3,000,000                           100        May 2004 to May 2013
M W J Parton                             17,500,000                           100        May 2004 to May 2013


NOTE:

(1) Executive directors have been granted options over the number of shares detailed above, which become exerciseable in five tranches subject to the conditions detailed in section b. With the exception of M J Donovan, holders are required to pay (Pound Sterling) 1.00 per exercise of an option or part thereof.

REPORT TO SHAREHOLDERS BY THE BOARD ON DIRECTORS' REMUNERATION continued

(iii) The Marconi Long-Term Incentive Plan

The awards (conditional entitlements to be granted options over ordinary shares of 5p each in Marconi plc) which were granted to directors under this plan are as follows:


                                     Shares under                                 SHARES UNDER
                                         award at          Shares under               AWARD AT
                                         31 March                lapsed               31 MARCH
Name of director                             2002                awards                   2003
----------------                     ------------          ------------           ------------
M J Donovan                                57,919                33,201                 24,718
M W J Parton                               61,897                35,414                 26,483

NOTE:

(1) Upon the Company ceasing to be a subsidiary of Marconi plc following the completion of the Restructuring, all outstanding awards under this plan ceased to be capable of conversion into options over Marconi plc shares. Accordingly it is no longer possible for award holders to realise any value for their awards. Those held by Mr Donovan and Mr Parton will lapse in July 2010.

The information provided above is a summary and full details of directors' shareholdings and options are contained in the Company's Register of directors' Interests.

Sections f, g and h (other than directors' interests as disclosed in h(i)) of this report were subject to audit by Deloitte & Touche. The performance criteria for share schemes given in section b also forms part of the audited information.

This report was approved by the Board of Marconi Corporation plc and signed on its behalf by:

[SIGNATURE "CLUBB"]
I M CLUBB
Chairman of the Remuneration Committee
25 June 2003

CORPORATE SOCIAL RESPONSIBILITY

During the year, work has continued on developing policies, procedures and verification in the areas of social, environmental, and ethical matters, which can affect the Group's business. The Group has undergone substantial change in its circumstances but the Board of Marconi remains committed to achieving the highest standards of corporate social responsibility commensurate with the Group's other objectives. We regard social, ethical and environmental issues as important to our business and it is essential that we manage the risks and opportunities associated with this issue effectively.

During the year Marconi realigned its EHS (Environment, Health and Safety) management structure to further improve our strategic and operational management of EHS. This area is directly accountable to the senior business executive operating in each region supported by EHS specialists. Global focus, coordination, standards and measurement is the responsibility of the Chief Human Resources Officer who ensures that Marconi is adequately resourced and organised to exceed our obligations and targets. This improved framework will be used to drive the Group's EHS objectives to all parts of Marconi operations and monitor performance across the Group. This increases the Group's focus on the operational environment and health and safety whilst maintaining a strategic overview. The Group's network of regional experts are shared across all Marconi businesses whilst at the same time ensuring that each geographic region receives the necessary support to meet local requirements. New policies are being introduced which set best in class practices that will be benchmarked against key performance indicators. Audits continue to be undertaken on all of the Group's businesses and this year no significant instances of non-compliance with the Group's policies were identified.

BUSINESS INTEGRITY

Marconi is committed to operate in an ethical manner and comply with all laws, regulations and guidelines of best practice. The Group has an Ethics Policy and Anti-bribery Compliance Programme that has been implemented across the business in all regions and is closely monitored for compliance.

POLICIES

Policies are in place covering the following:

o Corporate Social Responsibility;
o Environmental;
o Health and Safety;
o Product Safety; and
o Business Ethics.

In Quarter 2 of 2003 we plan to formalise our whistle blowing procedures in the Group through the implementation of a "Speak-up" process. This process will include a confidential procedure for raising ethical concerns, getting advice, or reporting non-compliance with our standards or local legislation. The process includes referral to an "Independent" external organisation for employees to raise issues of particular concern. New policies, including those covering Human Rights have been developed for implementation in the year ending 31 March 2004 and are presently under review. In addition we will publish a comprehensive document to cover working practices and principles across Marconi. This document will reinforce our commitment to ethical practices, environmental management and inclusive and supportive management.

MANAGING THE RISKS

The Executive Committee of the Board acts as the Group's Business Risk Committee and assumed Board responsibility for the business risk management process. In addition to this, a team of Senior Executives has prepared materials and plans on management in crisis situations. These plans are reviewed on an ongoing basis to ensure readiness for risks that the business could face.

An Environment, Health and Safety review body has been established which meets quarterly to review audits carried out by the Marconi Environment and Health and Safety Function. Reporting through the Executive Committee, this will permit the Board to assess the ongoing management of social, environmental and ethical issues. This improved framework will be used to drive the Group EHS objectives and monitor performance on a global basis. Marconi considers that presently, these areas do not present any significant risks to the business in either the short or long term.

ENVIRONMENTAL MANAGEMENT

Our Environmental Policy, which is widely published across the Group, lays down firm standards covering every aspect of Marconi activity, which in summary are as follows:

o Conform to, and where appropriate exceed, the requirements of all relevant legislation and regulations;

o Establish design standards that will promote the use of environmentally friendly processes and material;

o Promote reduction in the consumption of all materials whilst encouraging re-use and recycling whenever possible;

o Design energy efficiency into new products, services and facilities, and manage energy in all areas of the business;

o Continually strive to prevent pollution and reduce the level of harmful emissions and minimise waste at all times;

o Place more of our business with suppliers who minimise the impact of their activities on the environment, and work with suppliers to achieve that end;

o Complete installations at the customers' premises with consideration for the environment;

o Promote environmental awareness and responsibilities with all Marconi employees, and include those issues in training programmes throughout the Group;

o Communicate the environmental achievements of the business; and

o At all times to be a good neighbour, through open relationships with both authorities and the community.

There are working groups in place to ensure targets are set and exceeded for all of the actions noted above and all businesses have a comprehensive programme of improvement to ensure our obligations and commitments are met fully.

CORPORATE SOCIAL RESPONSIBILITY continued

Our certification of major sites to the International Standard for Environmental Management Systems (ISO 14001) has been maintained and new objectives have been set by senior management to ensure that our endeavours for enhanced achievements continue. Objectives for 2003/04 include:

o Introduction of new environmental metrics;

o Launch of a business project to steer compliance with the European Waste Electrical and Electronic Equipment (WEEE) and the Restrictions on Hazardous Substances (RoHS) directives; and

o Reductions in the Carbon Dioxide emissions from the Group vehicle fleet.

Our audit programme will continue to ensure environmental practices are well managed and our environmental policy is cohesively adhered to. Our Management System will also ensure that our certification to ISO 14001 is maintained and is subject to continuous improvement.

OCCUPATIONAL HEALTH AND SAFETY

The Group continues to strive to improve our health and safety performance and accident incidence rates remain below the sector average. For example, the Accident Rate for the UK has reduced from 320 (per 100,000 employees) in 2001/02 to 108 for 2002/03. The focus of 2002/03 has been on implementation of systems aimed at improving EHS communications and data capture. Initiatives include the development of an on-line accident/incident database and the creation of a dedicated Marconi University EHS training web site featuring computer-based training modules and on-line course booking capability. The occupational health team has been involved in conducting a survey to understand our employees' perception of, and the effectiveness of occupational health service provisions worldwide.

Objectives for the forthcoming year include:

o Launch of a cohesive Group-wide occupational health and safety policy;

o Development of a corporate travel policy and associated on-line guidance;

o Introduction of an effective Group sickness absence policy;

o Implementation of systems to improve the capture of fleet accident data;

o Reduce the UK fleet CO2 emissions by 10%; and

o Reduce the incidence rate of work related ill health by 5% pa between 2002/03 and 2005/06.

Through the development of its policies, implementation of programmes supporting those policies and the monitoring of the results, Marconi aims to achieve world-class social, environmental and ethical standards, which in turn, it believes have a positive impact on the Group's business.

DIRECTORS' STATEMENT ON INTERNAL CONTROL

In this statement, the Company is reporting both on current arrangements, and the arrangements during the year ended 31 March 2003. There are no material differences between the system of internal control for Marconi plc and the Company.

The directors have overall responsibility for Marconi's system of internal control and for reviewing its effectiveness. Any system of internal control can only manage and not eliminate the risk of failing to achieve business objectives and can only provide reasonable and not absolute assurance against material misstatement or loss.

For the period from 1 April 2002 until the date of the approval of the financial statements on 25 June 2003 the Group has applied a business risk management process. This continuing process is designed to identify, evaluate and manage the major risks faced by the Group and is regularly reviewed by the Board and accords with the Turnbull guidance. These risks include strategic, operational, commercial and financial matters. As part of this process, the Board, Audit Committee and key members of the executive management team have received and assessed reports and notifications of any identified weaknesses with the system of internal control.

BUSINESS PLANNING AND FINANCIAL REPORTING

During the year an additional focus of the Board has been on the completion of the financial restructuring of the Group. Business planning and financial reporting have therefore concentrated on key performance indicators and processes in support of the financial restructuring. These include cash management, reduction in working capital, gross margin improvement, cost reduction and delivering on the programme of disposals.

As a consequence of financial restructuring, additional audits and reviews have taken place during the year in support of the preparation of documents for the Company's scheme of arrangement with certain of its creditors and a prospectus for the Company's listing. These documents have been subject to a Board review and approval.

A detailed business plan has also been prepared during the period to support the working capital statements required by the financial restructuring.

Financial results are monitored and reported in accordance with Group policies and procedures. Actual results and forecasts are reviewed each month by the Executive Committee and reported to the Board.

CORPORATE PROCESS CONTROLS

Corporate review and approval procedures have been in place to cover major risk areas such as disposals, capital expenditure, contract tenders, research and development, litigation, industrial relations, treasury management, insurance, taxation, outsourcing and environmental issues.

The Group has also centralised the purchase of insurance in relation to major insurable risks in order to improve control and reduce overall cost. The specialist function assesses exposures and risk tolerance and selects the optimum means of mitigating losses.

RISK MANAGEMENT PROCESS

During the year, there has been a particular risk that the Company would fail to renegotiate a satisfactory financial restructuring agreement with creditors. The Board met 48 times to review the status of the negotiations and to ensure that an agreement was reached with the Group's financial creditors. External legal and accounting advisors carried out extensive due diligence on internal controls and risk management, following which plans to address identified weaknesses were actioned by Group management. In addition, the directors have formally re-evaluated the risks disclosed in the document posted to creditors in connection with the Company's scheme of arrangement and in the Company's prospectus as part of the financial restructuring process.

The Board have put in place an organisational structure with clearly defined lines of responsibility and delegation of authority. Responsibilities and delegated authorities have been reviewed and revised during the year to reflect the reduced number of Group employees and changing scope and scale of the Group's activities.

A Business Risk Committee operates as a sub-committee of the Board and its members are the same as for the Executive Committee. The sub-committee has responsibility for reviewing the risk assessments of functional management and for identifying the key risks facing the Group. The Business Risk Committee formally met twice during the period. However, as noted previously, given the inherent need to manage key risks during the restructuring they have been regularly discussed in the Executive Committee and the Board throughout the period.

REVIEW OF INTERNAL CONTROLS

The Audit Committee regularly reports the findings of its review of the effectiveness of the Group's systems of internal control for consideration by the Board. To review the effectiveness of internal control, the Audit Committee meets with management and the internal and external auditors to discuss:

o The key risks facing the Group and initiatives in place to mitigate against those risks;

o The internal and external audit plans and related reports;

o Letters of assurance by executive management. These letters certify compliance with Group policies and procedures covering areas such as delegation of authority, ethical code of conduct, risk management and financial controls; and

o The operations of the Group Treasury function.

The Audit Committee met seven times during the year.

Where any weaknesses have been identified in the system of internal control as a result of any reviews, new procedures are put in place to strengthen them. This is a process of continuous improvement and refinement.

The Audit Committee has considered the adequacy of internal controls and the directors confirm that the effectiveness of the system of internal control for the year ended 31 March 2003 and the period up to 25 June 2003 has been reviewed in line with the criteria set out by the internal control working party of the Institute of Chartered Accountants in England and Wales issued in 1999 (the Turnbull committee report).

In the next financial year, the directors are committed to developing further the internal control framework. In particular, additional controls will be implemented to ensure compliance with the covenants in the indentures governing the Company's new Senior and Junior Notes issued on the financial restructuring.

STATEMENT OF DIRECTORS' RESPONSIBILITIES

The directors are required by the Companies Act 1985 to prepare financial statements for each financial year which give a true and fair view of the state of affairs of the Company and of the Group and of the profit or loss of the Group for the financial year.

The directors consider that the financial statements have been prepared using appropriate accounting policies that have been applied consistently, that reasonable and prudent judgements and estimates have been made and that applicable accounting standards have been followed.

The directors are responsible for ensuring that the Company keeps accounting records which disclose with reasonable accuracy the financial position of the Company and which enable them to ensure that the financial statements comply with the Companies Act 1985.

The directors have a general responsibility for taking such steps as are reasonably open to them to safeguard the assets of the Company and the Group and to prevent and detect fraud and other irregularities.

INDEPENDENT AUDITORS' REPORT TO THE MEMBERS OF MARCONI CORPORATION PLC

We have audited the financial statements of Marconi Corporation Plc for the year ended 31 March 2003 which comprise the profit and loss account, the balance sheets, the cash flow statement, the statement of total recognised gains and losses, related notes 1 to 29 together with the reconciliation of net cash flow to movements in net monetary debt and the reconciliation of movements in equity shareholders' interests. These financial statements have been prepared under the accounting policies set out therein. We have also audited the information in the part of the directors' remuneration report that is described as having been audited.

This report is made solely to the Company's members, as a body, in accordance with Section 235 of the Companies Act 1985. Our audit work has been undertaken so that we might state to the Company's members those matters we are required to state to them in an auditors' report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the Company and the Company's members as a body, for our audit work, for this report, or for the opinions we have formed.

RESPECTIVE RESPONSIBILITIES OF DIRECTORS AND AUDITORS

As described in the statement of directors' responsibilities, the Company's directors are responsible for the preparation of the financial statements in accordance with applicable United Kingdom law and accounting standards. They are also responsible for the preparation of the other information contained in the annual report including the directors' remuneration report. Our responsibility is to audit the financial statements and the part of the directors' remuneration report described as having been audited in accordance with relevant United Kingdom legal and regulatory requirements and auditing standards.

We report to you our opinion as to whether the financial statements give a true and fair view and whether the financial statements and the part of the directors' remuneration report described as having been audited have been properly prepared in accordance with the Companies Act 1985. We also report to you if, in our opinion, the directors' report is not consistent with the financial statements, if the Company has not kept proper accounting records, if we have not received all the information and explanations we require for our audit, or if information specified by law regarding directors' remuneration and transactions with the Company and other members of the group is not disclosed.

We review whether the corporate governance statement reflects the Company's compliance with the seven provisions of the Combined Code specified for our review by the Listing Rules of the Financial Services Authority, and we report if it does not. We are not required to consider whether the board's statements on internal control cover all risks and controls, or form an opinion on the effectiveness of the Group's corporate governance procedures or its risk and control procedures.

We read the directors' report and the other information contained in the annual report for the above year as described in the contents section including the unaudited part of the directors' remuneration report and consider the implications for our report if we become aware of any apparent misstatements or material inconsistencies with the financial statements.

BASIS OF AUDIT OPINION

We conducted our audit in accordance with United Kingdom auditing standards issued by the Auditing Practices Board. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the financial statements and the part of the directors' remuneration report described as having been audited. It also includes an assessment of the significant estimates and judgements made by the directors in the preparation of the financial statements and of whether the accounting policies are appropriate to the circumstances of the Company and the Group, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the financial statements and the part of the directors' remuneration report described as having been audited are free from material misstatement, whether caused by fraud or other irregularity or error. In forming our opinion, we also evaluated the overall adequacy of the presentation of information in the financial statements and the part of the directors' remuneration report described as having been audited.

OPINION

In our opinion:

o the financial statements give a true and fair view of the state of affairs of the Company and the Group as at 31 March 2003 and of the loss of the Group for the year then ended; and

o the financial statements and part of the directors' remuneration report described as having been audited have been properly prepared in accordance with the Companies Act 1985.


[SIGNATURE]

DELOITTE & TOUCHE
Chartered Accountants and Registered Auditors
Birmingham

25 June 2003

CONSOLIDATED PROFIT AND LOSS ACCOUNT

For the year ended 31 March

                                                                                                    2003                        2002
                                                                        Note    (POUND STERLING) MILLION    (Pound Sterling) million
                                                                        ----    ------------------------    ------------------------
TURNOVER
  Continuing operations                                                    4                       1,914                      2,906
  Discontinued operations                                                  4                          88                      1,404
                                                                                                  ------                    -------
Group                                                                      4                       2,002                      4,310
  Share of joint ventures                                                                             --                        257
                                                                                                  ------                    -------
                                                                           3                       2,002                      4,567
                                                                                                  ------                    -------
OPERATING LOSS

Group operating loss
  Excluding goodwill amortisation and exceptional items                                             (308)                      (474)
  Goodwill amortisation                                                                             (104)                      (431)
  Operating exceptional items                                             5a                        (317)                    (5,210)
                                                                                                  ------                    -------
                                                                           4                        (729)                    (6,115)

  Continuing operations                                                                             (723)                    (6,153)
  Discontinued operations                                                                             (6)                        38
                                                                                                  ------                    -------
                                                                           4                        (729)                    (6,115)

Share of operating (loss)/profit of joint ventures
  Excluding goodwill amortisation and exceptional items                                               (8)                        11
  Goodwill amortisation                                                                               --                         (2)
  Operating exceptional items                                             5a                         (32)                        (6)
                                                                                                     (40)                         3
                                                                                                  ------                    -------
                                                                                                    (769)                    (6,112)
                                                                                                  ------                    -------
Group and joint venture operating loss before goodwill amortisation
  and exceptional items                                                    3                        (316)                      (463)
                                                                                                  ------                    -------
Share of operating loss of associates
  Excluding goodwill amortisation and exceptional items                                              (27)                        (1)
  Goodwill amortisation                                                                              (10)                        (7)
  Goodwill impairment                                                                                (27)                        --
  Operating exceptional items                                             5b                         (25)                      (173)
                                                                                                  ------                    -------
                                                                                                     (89)                      (181)
                                                                                                  ------                    -------
TOTAL OPERATING LOSS                                                       3                        (858)                    (6,293)

Non-operating exceptional items
  (Loss)/gain on disposal of discontinued operations                      5c                          (5)                       358
  Gain on disposal of fixed assets and investments in
    continuing operations                                                 5c                          26                        189
  Merger/demerger items                                                   5c                         123                        291
  Group share of associates' non-operating exceptional items              5c                          (3)                        --
                                                                                                  ------                    -------
                                                                                                     141                        838
Amounts written off investments                                           5d                         (40)                      (200)
Write off of funding receivable from Marconi plc                          5e                        (315)                        --
Net interest payable                                                       6                        (242)                      (244)
Net finance (expenditure)/income                                           7                         (14)                        34
                                                                                                  ------                    -------
LOSS ON ORDINARY ACTIVITIES BEFORE TAXATION
  Excluding goodwill amortisation and exceptional items                                             (599)                      (674)
  Goodwill amortisation and exceptional items                                                       (729)                    (5,191)
                                                                                                  ------                    -------
                                                                           3                      (1,328)                    (5,865)
TAX CREDIT/(CHARGE) ON LOSS ON ORDINARY ACTIVITIES
  Excluding tax on goodwill amortisation and exceptional items                                       107                         21
  Tax on goodwill amortisation and exceptional items                                                  78                       (231)
                                                                          8a                         185                       (210)
                                                                                                  ------                    -------
LOSS ON ORDINARY ACTIVITIES AFTER TAXATION                                                        (1,143)                    (6,075)
Equity minority interests                                                  9                          (1)                        (1)
                                                                                                  ------                    -------
LOSS ON ORDINARY ACTIVITIES ATTRIBUTABLE TO THE EQUITY SHAREHOLDERS
  AND RETAINED LOSS FOR THE FINANCIAL YEAR                                                        (1,144)                    (6,076)
                                                                                                  ------                    -------
BASIC AND DILUTED LOSS PER SHARE                                           11                     (39.9p)                   (212.0p)
LOSS PER SHARE EXCLUDING GOODWILL AMORTISATION AND EXCEPTIONAL ITEMS       11                     (17.2p)                    (22.8p)
                                                                                                  ------                    -------


BALANCE SHEETS
As at 31 March

                                                                         GROUP                               COMPANY
                                                          -----------------------------------   -----------------------------------
                                                                      2003               2002               2003               2002
                                                          (POUND STERLING)   (Pound Sterling)   (POUND STERLING)   (Pound Sterling)
                                                   Note            MILLION            million            MILLION            million
                                                   ----   ----------------   ----------------   ----------------   ----------------

FIXED ASSETS
Goodwill                                             13                597                877                 --                 --
Tangible assets                                      14                243                522                 --                  4
Investments                                          15
  Joint ventures
    Share of gross assets                                               17                 71
    Share of gross liabilities                                         (14)               (11)
                                                                   -------            -------
                                                                         3                 60
  Associates                                                            44                137
  Other investments                                                     16                 53
  Shares in Group companies                                                                                 3,245             5,824
                                                                   -------            -------             -------           -------
                                                                        63                250               3,245             5,824
                                                                   -------            -------             -------           -------
                                                                       903              1,649               3,245             5,828
                                                                   -------            -------             -------           -------
CURRENT ASSETS
Stocks and contracts in progress                     16                234                720                  --                --
Debtors : amounts falling due within one year        17                581              1,410                 402               313
Debtors : amounts falling due after more than
  one year                                           17                 32                 94                  --                --
Investments                                          18                 --                 15                  --                15
Cash at bank and in hand                             18              1,158              1,361                  58             1,079
                                                                   -------            -------             -------           -------
                                                                     2,005              3,600                 460             1,407

Creditors: amounts falling due within one year       19             (5,541)            (4,356)             (6,948)           (5,997)
                                                                   -------            -------             -------           -------
NET CURRENT LIABILITIES                                             (3,536)              (756)             (6,488)           (4,590)
                                                                   -------            -------             -------           -------

Total assets less current liabilities                               (2,633)               893              (3,243)            1,238
Creditors: amounts falling due after more than
   one year                                          19                (46)            (2,278)                 --            (2,147)
Provisions for liabilities and charges               21               (300)              (505)                (75)              (56)
                                                                   -------            -------             -------           -------
NET LIABILITIES BEFORE RETIREMENT BENEFIT
  SURPLUSES AND DEFICITS                                            (2,979)            (1,890)             (3,318)             (965)
Retirement benefit scheme surpluses                  26                 --                 19                  --                --
Retirement benefit scheme deficits                   26               (353)              (145)                 --                --
                                                                   -------            -------             -------           -------
NET LIABILITIES AFTER RETIREMENT BENEFIT SURPLUSES
  AND DEFICITS                                                      (3,332)            (2,016)             (3,318)             (965)
                                                                   -------            -------             -------           -------

CAPITAL AND RESERVES
Called up share capital                              22                143                143                 143               143
Share premium account                                22                700                700                 700               700
Capital reserve                                      22                  9                  9                   9                 9
Merger reserve                                       22                 --                 --                  --               214
Revaluation account                                  22                 --                 --                  --               391
Profit and loss account                              22             (4,187)            (2,880)             (4,170)           (2,422)
                                                                   -------            -------             -------           -------
Equity shareholders' interests                                      (3,335)            (2,028)             (3,318)             (965)
Equity minority interests                                                3                 12                  --                --
                                                                   -------            -------             -------           -------
                                                                    (3,332)            (2,016)             (3,318)             (965)
                                                                   -------            -------             -------           -------

These accounts were approved by the Board of Directors on 25 June 2003

Signed on behalf of the Board of Directors


[SIGNATURE "DEVANEY"]    [SIGNATURE "PARTON"]

J DEVANEY                M W J PARTON
Director                 Director

CONSOLIDATED CASH FLOW STATEMENT
For the year ended 31 March

                                                                                                        2003                2002
                                                                                            (POUND STERLING)    (Pound Sterling)
                                                                                    Note             MILLION             million
                                                                                    ----    ----------------    ----------------
Net cash inflow from operating activities before exceptional items                   23a                   8                  10
Exceptional cash flows from operating activities                                      5f                (329)               (368)

Net cash (outflow)/inflow from operating activities after exceptional items
   Continuing operations                                                                                (282)               (409)
   Discontinued operations                                                                               (39)                 51
                                                                                                        (321)               (358)

Dividends from joint ventures and associates                                                              --                  29
Returns on investments and servicing of finance                                      23b                (164)               (253)
Tax repaid/(paid)                                                                    23c                  31                 (13)
Capital expenditure and financial investment                                         23d                 (30)               (196)
Acquisitions and disposals                                                           23e                 433                 995
                                                                                                       -----               -----
Cash (outflow)/inflow before use of liquid resources and financing                                       (51)                204

Net cash (outflow)/inflow from management of liquid resources                        23f                (159)                186
Net cash (outflow)/inflow from financing                                             23g                 (40)              1,034
                                                                                                       -----               -----
(DECREASE)/INCREASE IN CASH AND NET BANK BALANCES REPAYABLE ON DEMAND                                   (250)              1,424
                                                                                                       -----               -----

RECONCILIATION OF NET CASH FLOW TO MOVEMENTS IN NET MONETARY DEBT
For the year ended 31 March

                                                                                                        2003                2002
                                                                                            (POUND STERLING)    (Pound Sterling)
                                                                                    Note             MILLION             million
                                                                                    ----     ---------------     ---------------
(Decrease)/increase in cash and net bank balances repayable on demand                                   (250)              1,424
Net cash outflow/(inflow) from management of liquid resources                                            159                (186)
Net cash outflow/(inflow) from decrease/(increase) in debt and lease financing                            40              (1,034)
                                                                                                      ------              ------
Change in net monetary debt resulting from cash flows                                                    (51)                204

Net debt disposed/(acquired) with subsidiaries                                                            24                  (3)
Other non-cash changes                                                                                  (364)                242
Effect of foreign exchange rate changes                                                                  109                   4
                                                                                                      ------              ------
Movement in net monetary debt in the year                                                               (282)                447

Net monetary debt at 1 April                                                          24              (3,335)             (3,782)
                                                                                                      ------              ------
NET MONETARY DEBT AT THE END OF THE YEAR                                              24              (3,617)             (3,335)
                                                                                                      ------              ------

CONSOLIDATED STATEMENT OF TOTAL RECOGNISED GAINS AND LOSSES
For the year ended 31 March

                                                                                                      2003                  2002
                                                                                          (POUND STERLING)      (Pound Sterling)
                                                                                                   MILLION               million
                                                                                          ----------------      ----------------
(Loss)/profit on ordinary activities attributable to the shareholders
   Group                                                                                            (1,049)               (5,902)
   Share of joint ventures                                                                             (40)                    9
   Share of associates                                                                                 (55)                 (183)
                                                                                                    (1,144)               (6,076)

Listed fixed asset investments: deficit due to movement in share price                                  --                   (30)

Unrealised gain on exchange of businesses                                                               --                     9

Exchange differences on translation: Group                                                             103                   (67)

Actuarial loss recognised on retirement benefit schemes

   Difference between the expected and actual return on scheme assets                                 (178)                 (277)
   Experience (losses) and gains on scheme liabilities                                                   7                     9
   Changes in assumptions underlying the present value of scheme liabilities -- losses                 (98)                  (83)
                                                                                                      (269)                 (351)
Tax credit on net retirement benefit items debited in the statement of total recognised gains
   and losses                                                                                           --                    68
                                                                                                    ------                ------
TOTAL RECOGNISED GAINS AND LOSSES                                                                   (1,310)               (6,447)
                                                                                                    ------                ------



RECONCILIATION OF MOVEMENTS IN EQUITY SHAREHOLDERS' INTERESTS
For the year ended 31 March

                                                                                                      2003                  2002
                                                                                          (POUND STERLING)      (Pound Sterling)
                                                                                                   MILLION               million
                                                                                           ---------------       ---------------
Total recognised gains and losses                                                                   (1,310)               (6,447)
Group share of associates' shares to be issued                                                           3                    --
                                                                                                    ------                ------
Total movement in the year                                                                          (1,307)               (6,447)

Equity shareholders' interests at 1 April                                                           (2,028)                4,419
                                                                                                    ------                ------
EQUITY SHAREHOLDERS' INTERESTS AT THE END OF YEAR                                                   (3,335)               (2,028)
                                                                                                    ------                ------

NOTES TO THE ACCOUNTS

1 Restructuring

On 19 May 2003, the restructuring of the Group was completed and the Schemes of Arrangement for Marconi plc and Marconi Corporation plc became effective.

As a consequence of the restructuring, Marconi Corporation plc is now the holding company of the Group and the balance sheet and financial condition of the Group has improved with (Pound Sterling) 4,828 million of debt and creditors affected by the scheme. The Group now has pro forma net assets of (Pound Sterling) 400 million and pro forma net debt of (Pound Sterling) 25 million.

The illustrative pro forma impact of the restructuring on the net assets of the Group as at 31 March 2003 is set out below:

                                                             31 MARCH
                                                                 2003            (I)           (II)         (III)     PRO FORMA
                                                               (POUND         (POUND         (POUND        (POUND        (POUND
                                                            STERLING)      STERLING)      STERLING)     STERLING)     STERLING)
                                                              MILLION        MILLION        MILLION       MILLION       MILLION
                                                              -------        -------        -------       -------      --------
FIXED ASSETS

Goodwill                                                          597                                                      597
Tangible assets                                                   243                                                      243
Investments:
  Joint ventures
  Share of gross assets                                            17                                                       17
  Share of gross liabilities                                      (14)                                                     (14)
                                                               ------         ------         ------          ----        -----
                                                                    3             --             --            --            3
  Associates                                                       44                                                       44
  Other investments                                                16                                                       16
                                                               ------         ------         ------          ----        -----
                                                                   63             --             --            --           63
                                                               ------         ------         ------          ----        -----
                                                                  903             --             --            --          903
                                                               ------         ------         ------          ----        -----
CURRENT ASSETS

Stocks and contracts in progress                                  234             --             --            --          234
Debtors: amounts falling due within one year                      581             --             --            --          581
Debtors: amounts falling due after more than one year              32             --             --            --           32
Cash at bank and in hand                                        1,158             --           (340)          (35)         783
                                                               ------         ------         ------          ----        -----
                                                                2,005             --           (340)          (35)       1,630
Creditors: amounts falling due within one year                 (5,541)         4,828             --            --         (713)
                                                               ------         ------         ------          ----        -----
NET CURRENT (LIABILITIES)/ASSETS                               (3,536)         4,828           (340)          (35)         917
                                                               ------         ------         ------          ----        -----
Total assets less current liabilities                          (2,633)         4,828           (340)          (35)       1,820
Creditors: amounts falling due after more than one year           (46)            --           (756)           --         (802)
Provisions for liabilities and charges                           (300)            --             --            35         (265)
                                                               ------         ------         ------          ----        -----
NET ASSETS BEFORE RETIREMENT BENEFIT SURPLUSES AND DEFICITS    (2,979)         4,828         (1,096)           --          753
                                                               ------         ------         ------          ----        -----
Retirement benefit scheme deficits                               (353)            --             --            --         (353)
                                                               ------         ------         ------          ----        -----
NET ASSETS AFTER RETIREMENT BENEFIT SURPLUSES AND DEFICITS     (3,332)         4,828         (1,096)           --          400
                                                               ------         ------         ------          ----        -----

As at 31 March 2003, certain provisions were made and also released as a consequence of the restructuring. The pro forma consolidated net assets reflects, only, the further impact of the Scheme of Arrangement and ESOP derivative settlement as if they were effective at the balance sheet date.

(i) Borrowings and creditors are reduced by (Pound Sterling) 4,828 million as a result of the scheme. This includes gross debt of (Pound Sterling) 3,935 million previously reported as external gross debt to be schemed, plus (Pound Sterling) 385 million of bonds held by a subsidiary of Marconi plc plus (Pound Sterling) 403 million of amounts owed to Marconi plc and its subsidiaries. In addition to Marconi Corporation PLC gross debt of (Pound Sterling) 4,723 million, accrued interest of (Pound Sterling) 117 million, other creditors of (Pound Sterling) 33 million and capitalised losses on swaps of (Pound Sterling) 45 million have been adjusted.

Of the above balances, (Pound Sterling) 4,815 million is specifically schemed and is offset by share premium arising in new shares issued by Marconi Corporation plc. The balance of (Pound Sterling) 13 million arises as a direct result of the scheme and has been taken to the profit and loss account. This mainly includes waived balances, capitalised swap losses and foreign exchange differences.

(ii) In consideration for the Scheming of borrowings and creditors, Marconi Corporation plc has paid (Pound Sterling) 340 million of cash, issued new loans of (Pound Sterling) 756 million, valued at the exchange rate on the record date, and issued 1 billion 5p new shares. Share premium of (Pound Sterling) 3,670 million, amounting to the difference between the balances schemed of (Pound Sterling) 4,815 million and consideration issued of (Pound Sterling) 1,145 million, arose on the issue of new shares.

(iii) On 19 May 2003, the ESOP derivative settlement became effective and (Pound Sterling) 35 million was paid to the ESOP derivative banks.

2 Accounting policies

The financial statements have been prepared in accordance with accounting standards applicable in the UK.

The more important Marconi Corporation Group accounting policies are summarised below to facilitate the interpretation of the financial statements. Further details on the application of critical accounting policies are set out in the Operating and Financial Review on pages 19 to 21.

ACCOUNTING CONVENTION

The financial statements are prepared under the historical cost convention, as modified by the valuation of listed current and fixed asset investments.

BASIS OF CONSOLIDATION

The financial statements consolidate the accounts of Marconi Corporation plc and all of its subsidiary undertakings (Group companies or subsidiaries). All inter-company balances and transactions have been eliminated upon consolidation.

All Group companies' accounts have been prepared for the year ended 31 March
2003.

TURNOVER

Turnover excludes VAT and comprises sales to outside customers. Revenue from product sales of hardware and software is recognised when: persuasive evidence of an arrangement exists, delivery has occurred or service has been rendered, customer acceptance has occurred, Marconi's price to the buyer is fixed or determinable; and collectability is reasonably assured. Revenue from services is recognised at the time of performance and acceptance by the customer.

Revenue from multiple element contracts is allocated based on the fair value of each individual element.

Revenue on long-term contracts is recognised under the percentage-of-completion method of accounting and is calculated based on the ratio of costs incurred to date compared with the total expected costs for that contract.

CURRENCY TRANSLATION

Transactions denominated in foreign currencies are translated into the functional currency at the rates ruling at the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies at the balance sheet date are retranslated at the rates ruling at that date. These translation differences are dealt with in the profit and loss account with the exception of certain gains and losses arising under hedging transactions as described below.

Profits and losses of overseas subsidiaries, joint ventures and associates and cash flows of overseas subsidiaries are translated at the average rates of exchange during the year. Non-sterling net assets are translated at year end rates of exchange. Key rates used are as follows:

                                   AVERAGE RATES                   YEAR-END RATES
                               ----------------------          ---------------------
                                2003            2002            2003            2002
US dollar                      1.5538          1.4324          1.5807          1.4240
Euro                           1.5499          1.6283          1.4486          1.6323


The differences arising from the restatement of profits and losses and the retranslation of the opening net liabilities to year end rates are taken to reserves.

ACQUISITIONS AND DISPOSALS

On the acquisition of a business, including an interest in an associated undertaking, fair values are attributed to the Group's share of separable net assets. Where the cost of acquisition exceeds the fair values attributable to such net assets, the difference is treated as purchased goodwill and capitalised in the balance sheet in the year of acquisition.

The profit or loss on the disposal or closure of a previously acquired business includes the attributable amount of any purchased goodwill relating to that business not previously charged to the profit and loss account.

The results and cash flows relating to a business are included in the consolidated profit and loss account and the consolidated cash flow statement from the date of acquisition or up to the date of disposal.

NOTES TO THE ACCOUNTS continued

2 Accounting policies continued

FINANCIAL INSTRUMENTS

The Group has used financial instruments, including interest rate swaps, currency swaps and other derivatives, solely for the purposes of raising finance for its operations and managing interest and currency risk associated with the Group's underlying business activities. There is no trading activity in financial instruments.

FORWARD FOREIGN EXCHANGE CONTRACTS

Forward foreign exchange contracts generally exhibit a high correlation to the hedged items and are designated and considered effective as hedges of the underlying assets, liabilities and firm commitments. Gains and losses on forward foreign exchange contracts which are designated as hedges of assets, liabilities and firm commitments of the Group are recognised in the profit and loss account or as adjustments to carrying amounts when the hedged transaction occurs.

HEDGES OF THE NET INVESTMENT IN OVERSEAS SUBSIDIARIES

The Group's policy has been to finance its activities in the same currencies as those used for its foreign investments in order to hedge foreign currency exposure of net investments in foreign operations. This policy is implemented either by financing in the related currency or using derivatives, such as currency swaps, which provide a synthetic effect of a foreign currency loan, thereby reducing the exchange risk.

Exchange gains or losses arising on the hedging borrowings and on the notional principal of currency swaps during their life and at termination or maturity, together with the tax thereon, are dealt with as a movement in reserves, to the extent they offset losses or gains on the hedged investment.

In respect of hedges of net investments, the Group entered into tax equalisation swaps, the gains and losses of which are recognised through the statement of total recognised gains and losses (in accordance with the underlying transaction and the tax thereon) with any forward premium or discount recognised over the life of the contract in the profit and loss account.

EQUITY FORWARD CONTRACTS

Marconi has established three trusts for the purchase of shares and share-related instruments for the benefit of employees -- the Marconi Employee Trust (MET), the GEC Employee Share Trust and the GEC Special Purpose Trust. These trusts are consolidated in the financial statements of the Group.

The independent trustee of the MET, Bedell Cristin Trustees Limited (BCTL), has entered into contracts (the Equity Forward Contracts) to hedge the potential cost of the Group's share plans. Agreement has been reached to settle these contracts which were closed out on 19 May 2003. The agreed settlement amount of (Pound Sterling) 35 million is classified as a provision within the Group's balance sheet. Release of a provision of (Pound Sterling) 123 million arising on the settlement has been taken to non-operating exceptionals in the profit and loss account as the original charge was recognised as merger/demerger items.

INTEREST RATE RISK EXPOSURE

It has in the past been Group policy to hedge its exposure to movements in interest rates associated with its borrowing primarily by means of interest rate swaps. Payments and receipts under interest rate swap agreements specifically designated for hedging purposes are recorded in the profit and loss account on an accruals basis.

Gains and losses arising on termination of hedging instruments where the underlying exposure remains are recognised in the profit and loss account over the remaining life of the hedging instrument.

TANGIBLE FIXED ASSETS

Property, plant, machinery, fixtures, fittings, tools and equipment are recorded at cost and depreciated on a straight-line basis over their estimated useful lives from the time they are brought into use. Freehold land does not bear depreciation where the original cost of purchase was separately identified. Provision is made for any impairment.

Tangible fixed assets are depreciated using the following rates:

Freehold buildings                             - 2% to 4% per annum
Leasehold property                             - over the period of the lease or
                                                 50 years for long  leases

Plant and machinery                            - 10% per annum on average
Fixtures, fittings, tools and equipment        - 10% per annum



LEASED ASSETS

Assets held under finance leases and other similar contracts, which confer rights and obligations similar to those attached to owned assets, are capitalised as tangible fixed assets and are depreciated over the shorter of the lease terms and their useful lives. The capital elements of future lease obligations are recorded as liabilities, while the interest elements are charged to the profit and loss account over the period of the leases to produce a constant rate of charge on the balance of the capital repayments outstanding. Hire purchase transactions are dealt with similarly except that assets are depreciated over their useful lives.

Rentals under operating leases are charged on a straight-line basis over the lease term, even if the payments are not made on such a basis.

2 Accounting policies continued

GOODWILL

Purchased goodwill is capitalised and amortised on a straight-line basis over its estimated useful economic life. Each acquisition is separately evaluated for the purposes of determining the useful economic life, up to a maximum of 20 years. The useful economic lives are reviewed annually and revised if necessary. Provision is made for any impairment.

RESEARCH AND DEVELOPMENT

Expenditure incurred in the period is charged against profit unless specifically chargeable to and receivable from customers under agreed contract terms.

STOCK

Stock is stated at the lower of cost and net realisable value. Provision is made for obsolete, slow-moving or defective items where appropriate.

CONTRACTS IN PROGRESS

Profit on long-term contracts in progress is taken when a sale is recorded on part delivery of products or part-performance of services, provided that the outcome of the contract can be assessed with reasonable certainty. Amounts recoverable on long-term contracts, which are included in debtors, are stated at the net sales value of the work done less amounts received as progress payments on account. Excess progress payments are included in creditors as payments received in advance. Cumulative costs incurred net of amounts transferred to cost of sales, less provision for contingencies and anticipated future losses on contracts, are included as long-term contract balances in stock.

WARRANTIES

Provisions for estimated expenses related to product warranties are made at the time products are sold. These estimates are established using historical information on the nature, frequency, and average cost of warranty claims.

TAXATION

Taxation on profit on ordinary activities is that which has been paid or becomes payable in respect of the profits for the year. Deferred taxation is provided in full on timing differences that result in an obligation at the balance sheet date to pay more tax, or a right to pay less tax, at a future date, at rates expected to apply when they crystallise based on current tax rates and law. Timing differences arise from the inclusion of items of income or expenditure in taxation computations in periods different from those in which they are included in the financial statements. Deferred tax assets are recognised to the extent that it is regarded as more likely than not that they will be recovered. Deferred tax assets and liabilities are not discounted.

INVESTMENTS

Joint ventures comprise long-term investments where control is shared under a contractual arrangement. The sector analysis of turnover, profit and net assets includes the Group's share of the results and net assets of joint ventures.

Associates consist of long-term investments in which the Group holds a participating interest and over which it exercises significant influence. Investments in joint ventures and associates are stated at the amount of the Group's share of net assets including goodwill at 31 March 2003 derived from audited or management accounts made up to that date, other than Easynet Group Plc whose results are included for the year to 31 December 2002. Loss before taxation includes the Group's share of joint ventures and associates.

Other unlisted fixed asset investments are stated at cost less provision for impairment in value. Listed fixed asset investments are stated at market value. Current asset investments are stated at the lower of cost and net realisable value except dated listed securities which are stated at market value.

Investments in Marconi plc's shares, held within the GEC Employee Share Trust and the Marconi Employee Trust, are included on the Group and Company balance sheets at cost, less provision for impairment.

PENSIONS AND OTHER POST RETIREMENT BENEFITS

The operating cost of providing pensions and other post retirement benefits, as calculated periodically by independent actuaries, is charged to the Group's operating profit or loss in the period that those benefits are earned by employees. The financial return expected on the pension schemes' assets is recognised in the period in which they arise as part of finance income and the effect of the unwinding of the discounted value of the pension schemes' liabilities is treated as part of finance costs. The changes in value of the pension schemes' assets and liabilities are reported as actuarial gains or losses as they arise in the consolidated statement of total recognised gains and losses. The pension schemes' surpluses, to the extent they are considered recoverable, or deficits are recognised in full and presented in the balance sheet net of any related deferred tax.

NOTES TO THE ACCOUNTS continued

2 Accounting Policies continued

SHARE OPTIONS

The costs of awarding shares under employee share plans are generally charged to the profit and loss account over the period to which the performance criteria relate. During the year to 31 March 2003 and 31 March 2002, the profit and loss account has also been charged with interest arising on the Equity Forward Contract which hedges the share options. When share options granted lapse, any associated costs that were treated as cost of acquisition are credited to either goodwill, or to the profit and loss account if there is no remaining goodwill.

As a result of the restructuring, Marconi plc shares have been delisted. All share option provisions have been released and credited to goodwill, or to the profit and loss account if there is no remaining goodwill.

FINANCE COSTS

Finance costs of debt are recognised in the profit and loss account over the term of such instruments at a constant rate on the carrying amount.

DEBT

Debt is initially stated at the amount of the net proceeds after deduction of issue costs. The carrying amount is increased by the finance cost in respect of the accounting period and reduced by payments made in the period.

LIQUID RESOURCES

Liquid resources comprise term deposits with an original maturity of generally less than one year and other readily disposable current asset investments.

3 Segmental Analysis

ANALYSIS OF RESULTS AND NET ASSETS/(LIABILITIES) BY CLASS OF BUSINESS

                                                          (LOSS)/PROFIT BEFORE TAX          TURNOVER         NET ASSETS/LIABILITIES
                                                          ------------------------   ---------------------   ----------------------
                                                                  2003        2002        2003        2002         2003        2002
                                                                (POUND      (Pound      (POUND      (Pound       (POUND      (Pound
                                                             STERLING)   Sterling)   STERLING)   Sterling)    STERLING)   Sterling)
                                                               MILLION     million     MILLION     million      MILLION     million
                                                           -----------   ---------   ---------   ---------    ---------   ---------
Network equipment                                                 (259)       (464)      1,131       1,804
                                                                                                          }          205        607
Network services                                                    52          35         743         969
Other (including intra-activity sales)                             (56)        (64)         (7)        (32)            3          8
                                                                ------      ------       -----       -----        ------     ------
                                                                  (263)       (493)      1,867       2,741           208        615
Joint ventures                                                      (8)         11          --         257             3         60
Capital                                                            (43)        (85)         47         165           (33)        54
                                                                ------      ------       -----       -----        ------     ------
Continuing operations                                             (314)       (567)      1,914       3,163           178        729
Discontinued operations                                             (2)        104          88       1,404            --        196
                                                                ------      ------       -----       -----        ------     ------
                                                                  (316)       (463)      2,002       4,567           178        925
                                                                                         -----       -----
Goodwill amortisation                                             (104)       (433)                                  597        877
Operating exceptional items (note 5a)                             (349)     (5,216)
                                                                ------      ------
                                                                  (769)     (6,112)
Associates                                                         (89)       (181)                                   44        137
                                                                ------      ------
Operating loss                                                    (858)     (6,293)
Non-operating exceptional items (note 5c)                          141         838
Amounts written off investments (note 5d)                          (40)       (200)
Write off of funding receivable from Marconi plc (note 5e)        (315)         --
Net interest payable and interest bearing assets
and liabilities                                                   (242)       (244)                               (3,198)    (3,238)
Net finance (expenditure)/income                                   (14)         34
Unallocated net liabilities                                                                                         (550)      (636)
Non-interest bearing amounts owing to Marconi plc
companies not in Marconi Corporation plc Group                                                                      (403)       (81)
                                                                ------      ------                                ------     ------
                                                                (1,328)     (5,865)                               (3,332)    (2,016)
                                                                ------      ------                                ------     ------


The Group has divided its business into two segments: Core and Capital.

The Group's Core businesses are the provision of optical networks, broadband routing and switching and broadband access technologies and associated installation, maintenance and other value-added services. Their customer base includes telecommunications companies, providers of Internet services for their public networks, and to certain large corporations, government departments and agencies, utilities and educational institutions for their private networks. Core activities are subdivided into Network equipment, Network services and Other.

Capital comprises the businesses the Group manages for value and ultimately for disposal.

3 Segmental analysis continued

Goodwill arising on acquisitions is amortised over a period not exceeding 20 years. Separate components of goodwill are identified and amortised over the appropriate useful economic life. The remaining goodwill on the balance sheet will be amortised over an average period of approximately six years.

The net assets of Network equipment and Network services cannot be separately identified as the same assets are, generally, used to generate sales in each of these segments. The results of these segments are separately reportable.

Sales by Group companies to joint ventures and associates amounted to (Pound Sterling) 30 million (2002: (Pound Sterling) 40 million). Purchases from joint ventures and associates amounted to (Pound Sterling) Nil (2002: (Pound Sterling) 14 million).

Certain assets and liabilities cannot be allocated. These principally consist of taxation, retirement benefits and central provisions.

It is not practical to disclose goodwill amortisation on a segmental basis as any allocation would be arbitrary.

ANALYSIS OF TURNOVER BY CLASS OF BUSINESS


                                                      TO CUSTOMERS IN THE                        TO CUSTOMERS
                                                         UNITED KINGDOM                            OVERSEAS
                                                   -------------------------                ------------------------
                                                   2003                  2002                2003                2002
                                                 (POUND                (Pound              (POUND              (Pound
                                               STERLING)             Sterling)           STERLING)           Sterling)
                                                MILLION               million             MILLION             million
Network equipment                                   228                   355                 903               1,449
Network services                                    265                   367                 478                 602
Other (including intra-activity sales)                1                     1                  (8)                (33)
                                                    ---                ------               -----               -----
                                                    494                   723               1,373               2,018
Capital and Joint ventures                            7                   271                  40                 151
                                                    ---                ------               -----               -----
Continuing operations                               501                   994               1,413               2,169
Discontinued operations                              11                    90                  77               1,314
                                                    ---                ------               -----               -----
                                                    512                 1,084               1,490               3,483
                                                    ---                ------               -----               -----


ANALYSIS OF TURNOVER BY TERRITORY OF DESTINATION

                                                             2003                                     2002
                                                           (POUND                                   (Pound
                                                         STERLING)                                Sterling)
                                                          MILLION                                  million
United Kingdom                                                512                                    1,084
The Americas                                                  606                                    1,760
Rest of Europe                                                558                                    1,151
Africa, Asia and Australasia                                  326                                      572
                                                            -----                                    -----
                                                            2,002                                    4,567
                                                            -----                                    -----

NOTES TO THE ACCOUNTS continued

3 Segmental analysis continued
ANALYSIS OF SEGMENT TURNOVER BY PRODUCT GROUPING

                                                                                      2003                        2002
                                                                                    (POUND                      (Pound
                                                                                  STERLING)                   Sterling)
                                                                                   MILLION                     million
                                                                                  --------                    --------
Optical networks                                                                       439                         737
Broadband switching                                                                    142                         209
European access                                                                        258                         361
Outside plant and power                                                                140                         247
North American access                                                                   95                         121
Other network equipment                                                                 57                         129
                                                                                     -----                       -----
Network equipment                                                                    1,131                       1,804
Installation, commissioning and maintenance                                            370                         528
Value-added services                                                                   373                         441
                                                                                     -----                       -----
Network services                                                                       743                         969
Other (including intra-activity sales)                                                  (7)                        (32)
Capital (including joint ventures of (Pound Sterling)
Nil (2002: (Pound Sterling) 257 million))                                               47                         422
                                                                                     -----                       -----
Continuing operations                                                                1,914                       3,163
Discontinued operations                                                                 88                       1,404
                                                                                     -----                       -----
                                                                                     2,002                       4,567
                                                                                     -----                       -----

ANALYSIS OF OPERATING LOSS BEFORE GOODWILL AMORTISATION AND EXCEPTIONAL ITEMS, TURNOVER AND NET ASSETS/(LIABILITIES) BY TERRITORY OF ORIGIN

                                                   OPERATING LOSS                   TURNOVER           NET ASSETS/(LIABILITIES)
                                                ----------------------      ----------------------     ------------------------
                                                    2003          2002          2003          2002          2003          2002
                                                  (POUND        (Pound        (POUND        (Pound        (POUND        (Pound
                                                STERLING)     Sterling)     STERLING)     Sterling)     STERLING)     Sterling)
                                                 MILLION       million       MILLION       million       MILLION       million
                                                 -------       -------       -------       -------       -------       -------
United Kingdom                                       (95)         (249)          703         1,328           234           353
The Americas                                         (42)         (166)          609         1,842            92           154
Rest of Europe                                      (153)          (28)          544         1,079          (128)          386
Africa, Asia and Australasia                         (26)          (20)          146           318           (20)           32
                                                    ----          ----         -----         -----          ----          ----
                                                    (316)         (463)        2,002         4,567           178           925
                                                    ----          ----         -----         -----          ----          ----

4 Group operating (loss)/profit (excluding joint ventures)

                                                                                 YEAR TO 31 MARCH 2003
                                                       -----------------------------------------------------------------------
                                                                                               EXCEPTIONAL
                                                       CONTINUING         DISCONTINUED               ITEMS               TOTAL
                                                           (POUND               (POUND              (POUND              (POUND
                                                         STERLING)            STERLING)           STERLING)           STERLING)
                                                          MILLION              MILLION             MILLION             MILLION
                                                       ----------         ------------         -----------            --------
Turnover                                                    1,914                   88                  --               2,002
Cost of sales                                              (1,530)                 (64)                (21)             (1,615)
                                                           ------                 ----               -----               -----
Gross profit                                                  384                   24                 (21)                387
Selling and distribution expenses                            (266)                 (11)                 --                (277)
                                                           ------                 ----               -----               -----
  Administrative expenses - other                            (107)                  (6)               (296)               (409)
  Research and development                                   (316)                 (11)                 --                (327)
  Goodwill amortisation                                      (102)                  (2)                 --                (104)
                                                           ------                 ----               -----               -----
Administrative expenses - total                              (525)                 (19)               (296)               (840)
Other operating (expense)/income                               (1)                   2                  --                   1
                                                           ------                 ----               -----               -----
Operating loss                                               (408)                  (4)               (317)               (729)
                                                           ------                 ----               -----               -----


After exceptional items, cost of sales for continuing operations are (Pound Sterling) 1,551 million (2002: (Pound Sterling) 3,107 million) and for discontinued operations are (Pound Sterling) 64 million (2002: (Pound Sterling) 976 million), and operating expenses for continuing operations are (Pound Sterling) 1,087 million (2002: (Pound Sterling) 5,952 million) and for discontinued operations (Pound Sterling) 29 million (2002: (Pound Sterling)
390 million).

4 Group Operating (loss)/profit (excluding joint ventures) continued

                                                                              Year to 31 March 2002
                                                          ---------------------------------------------------------------
                                                                                              Exceptional
                                                          Continuing       Discontinued             items           Total
                                                              (Pound             (Pound            (Pound          (Pound
                                                           Sterling)          Sterling)         Sterling)        Sterling
                                                             million            million           million         million
                                                          ----------       ------------       -----------        --------
Turnover                                                       2,906              1,404                --           4,310
Cost of sales                                                 (2,277)              (976)             (830)         (4,083)
                                                              ------              -----            ------          ------
Gross profit                                                     629                428              (830)            227
Selling and distribution expenses                               (450)              (140)               --            (590)
                                                              ------              -----            ------          ------
    Administrative expenses -- other                            (222)               (86)             (703)         (1,011)
    Research and development                                    (547)               (81)               --            (628)
    Goodwill amortisation                                       (406)               (25)               --            (431)
    Goodwill impairment                                           --                 --            (3,677)         (3,677)
                                                              ------              -----            ------          ------
Administrative expenses -- total                              (1,175)              (192)           (4,380)         (5,747)
Other operating income/(expense)                                  12                (17)               --              (5)
                                                              ------              -----            ------          ------
Operating (loss)/profit                                         (984)                79            (5,210)         (6,115)
                                                              ------              -----            ------          ------


Exceptional items are shown in further detail in note 5.

The Group disposed of its Medical, Data and Commerce Systems businesses during the year ended 31 March 2002 and the Strategic Communications business during the year ended 31 March 2003. It is these activities which are shown as discontinued operations in the note above. Further information on disposals is provided in note 25 (b).

5 Exceptional items

These charges have been analysed as follows:

A OPERATING EXCEPTIONAL ITEMS


                                                                                            2003                           2002
                                                                        (POUND STERLING) MILLION       (Pound Sterling) million
                                                                        ------------------------       ------------------------
Stock write-downs and related costs                               (i)                         --                           (672)
Restructuring costs                                              (ii)                        (21)                          (158)
                                                                                            ----                         ------
Included in cost of sales                                                                    (21)                          (830)
                                                                                            ----                         ------
Impairment of goodwill, fixed assets and investments            (iii)                        (36)                        (3,831)
Restructuring and reorganisation costs                           (iv)                       (277)                          (324)
Systems implementation credits/(costs)                            (v)                          7                            (75)
Releases/(charges) in respect of doubtful debts                  (vi)                         10                           (150)
                                                                                            ----                         ------
Included in administrative expenses                                                         (296)                        (4,380)
                                                                                            ----                         ------

Group operating exceptional items                                                           (317)                        (5,210)
Share of joint ventures' operating exceptional items            (vii)                        (32)                            (6)
                                                                                            ----                         ------
Total operating exceptional items (excluding associates)                                    (349)                        (5,216)
                                                                                            ----                         ------


(i) In the year ended 31 March 2002 stock write-downs and related costs charged to cost of sales in the year included (Pound Sterling) 581 million for obsolescence and slow-moving provisions against a number of product lines, predominantly optical networking products, and (Pound Sterling) 91 million in respect of supplier commitments.

(ii) In the year ended 31 March 2003 (Pound Sterling) 21 million was charged to restructuring costs. This relates mostly to additional net payments to Jabil Circuit Inc. arising in the year. In the year ended 31 March 2002 restructuring costs classified within cost of sales includes a charge of (Pound Sterling) 127 million representing additional costs incurred as a consequence of the decision to outsource certain manufacturing operations to Jabil Circuit Inc. Under the terms of the agreement, payments of (Pound Sterling) 77 million were made during the year, (Pound Sterling) 19 million provided against stocks and (Pound Sterling) 31 million expected to be paid in the future.

(iii) In light of declining industry and economic trends on its current and expected future operations, the Group reassessed the carrying values of goodwill, investments and tangible fixed assets. In the year ended
      31 March 2003 investments and tangible fixed assets, excluding those businesses affected by restructuring, were together impaired by (Pound Sterling) 31 million (2002: (Pound Sterling) 154 million). Goodwill has not been impaired in the year ended 31 March 2003.

NOTES TO THE ACCOUNTS continued

5 Exceptional items continued

A OPERATING EXCEPTIONAL ITEMS continued

In the year ended 31 March 2002, as a consequence of the more uncertain sales outlook and more conservative future assessment of future growth prospects of acquired businesses the Group recorded an exceptional charge of (Pound Sterling) 3,677 million to write down goodwill.

The remaining amount included within impairments in the year ended 31 March 2003 is a charge of (Pound Sterling) 5 million which relates to onerous contracts representing certain liabilities to which the Group is committed as a result of the operational restructuring. This includes liabilities, relating to equipment leasing contracts and supply contracts under which it has been agreed to purchase minimum volumes of goods and services which will offer no economic value to the business as a result of its reduced size.

(iv) As part of the Group's cost reduction actions, a charge of (Pound Sterling) 277 million (2002: (Pound Sterling) 324 million) was recorded during the year ended 31 March 2003. This includes (Pound Sterling) 103 million for the costs of the financial restructuring, (Pound Sterling) 128 million for employee severance, (Pound Sterling) 40 million credit for share option lapses and releases of provisions and other creditors due to the de-listing of Marconi plc shares. The balance is for site rationalisation and other restructuring costs.

The site rationalisation costs reflect the charges associated with closing and consolidating various sites around the world as part of the business restructuring and the other restructuring costs represent various other costs associated with the restructuring programme.

(v) During the year ended 31 March 2002 the Group planned to implement a new global IT system. In light of the revised trading outlook and the continued focus on cost reduction, the implementation was terminated. The (Pound Sterling) 75 million charge represents (Pound Sterling) 43 million of capitalised external consultancy costs associated with the implementation, (Pound Sterling) 24 million of hardware and software costs expensed, and (Pound Sterling) 8 million of other associated costs of the project. During the year ended 31 March 2003, the Group was able to revise its previous estimate of the overall costs leading to the release of (Pound Sterling) 7 million from the amounts accrued in the year to 31 March 2002.

(vi) In light of the declining market and economic trends the Group was experiencing, an exceptional provision against bad and doubtful debts of (Pound Sterling) 150 million was charged during the year ended 31 March 2002. Of this amount, (Pound Sterling) 10 million was reassessed and released to the profit and loss account in the year to 31 March 2003.

(vii) During the year the Group has also recorded its (Pound Sterling) 32 million share of the operating exceptional charges of its joint ventures. Of this, (Pound Sterling) 31 million related to the impairment of intangible fixed assets in Ultramast Ltd and (Pound Sterling) 1 million related to restructuring charges within Plessey Holdings Limited.

ANALYSIS BY SEGMENT

                                                               2003                                             2002
                                                    (POUND STERLING)                                 (Pound Sterling)
                                                            MILLION                                          million
                                                    ---------------                                   --------------
Network equipment and services                                 (329)                                          (1,312)
Other                                                            34                                             (104)
Goodwill impairment                                              --                                           (3,544)
                                                               ----                                           ------
                                                               (295)                                          (4,960)
Capital (including joint ventures)                              (53)                                             (82)
Goodwill impairment                                              --                                             (133)
                                                               ----                                           ------
Continuing operations                                          (348)                                          (5,175)
Discontinued operations                                          (1)                                             (41)
                                                               ----                                           ------
                                                               (349)                                          (5,216)
                                                               ----                                           ------

United Kingdom                                                 (182)                                            (823)
The Americas                                                   (115)                                            (407)
Rest of Europe                                                  (41)                                            (282)
Africa, Asia and Australasia                                    (11)                                             (27)
                                                               ----                                           ------
                                                               (349)                                          (1,539)
Goodwill impairment                                              --                                           (3,677)
                                                               ----                                           ------
                                                               (349)                                          (5,216)
                                                               ----                                           ------

B ASSOCIATES' OPERATING EXCEPTIONAL ITEMS

The Group has recorded its (Pound Sterling) 25 million share (2002: (Pound Sterling) 173 million) of the operating exceptional charges of its associates, being in respect of Easynet Group Plc. These charges related to impairment of goodwill and tangible fixed assets, and restructuring and reorganisation costs.

5 Exceptional items continued

C NON-OPERATING EXCEPTIONALS

                                                                                         2003                       2002
                                                                             (POUND STERLING)           (Pound Sterling)
                                                                                      MILLION                    million
                                                                               --------------             --------------
(Loss)/gain on disposal of discontinued operations                 (i)                     (5)                       358
Gain on disposal
   of fixed assets and investments in continuing operations       (ii)                     26                        189
Merger/demerger receipts                                         (iii)                    123                        291
Group share of associates' non-operating
   exceptional items                                                                       (3)                        --
                                                                                          ---                        ---
Included in non-operating exceptional items                                               141                        838
                                                                                          ---                        ---


(i) The loss on disposal of discontinued operations results from the loss on disposal of Strategic Communications ((Pound Sterling) 41 million) which was partially offset by the release of provisions relating to Medical Systems and other previously completed disposals. In the year ended 31 March 2002 a gain of (Pound Sterling) 358 million was made mainly relating to the disposal of the systems businesses (Medical, Commerce and Data Systems).

(ii) The gain on disposals of fixed assets and investments results from a (Pound Sterling) 28 million curtailment gain associated with retirement benefits arising mainly from the disposal of the Group's 50% share in General Domestic Appliances, (Pound Sterling) 12 million gain on property disposals and a net (Pound Sterling) 14 million charge relating to current and prior period disposals and business closures and other provision movements.

(iii) Merger/demerger receipts of (Pound Sterling) 123 million for the year ended 31 March 2003 related to the release of a provision arising on the settlement of the ESOP derivative of (Pound Sterling) 158 million previously recognised in provisions, the original share option charge was established as a merge/demerger item. This principal amount plus a further (Pound Sterling) 11 million carried in net debt were settled for (Pound Sterling) 35 million paid by Marconi Corporation plc on 19 May 2003. For the year ended 31 March 2002, the release of provisions related to demerger share options which arose due to the significant reduction in Marconi plc's share price and comprised two elements. (Pound Sterling) 247 million related to a provision created in respect of the Marconi Launch Share Plan. A further (Pound Sterling) 44 million was released that related to provisions in respect of other option schemes created at the time of the MES Transaction.

D AMOUNTS WRITTEN OFF INVESTMENTS

The write-down of some of the Group's investments in line with its accounting policy whereby listed investments are marked to their market value at the end of each reporting period and unlisted investments are held at the lower of cost and recoverable value.

E WRITE OFF OF FUNDING RECEIVABLE FROM MARCONI PLC

As part of the restructuring, Marconi Corporation plc and its subsidaries entered into an agreement with Marconi plc and its direct subsidaries to reassign and waive some balances between the Marconi Plc group and the Marconi Corporation Plc group. In addition, Marconi Corporation plc has provided for amounts due to it from Marconi plc which are not considered to be recoverable due to the scheme.

F EXCEPTIONAL CASH FLOWS

                                                                               2003                        2002
                                                                   (POUND STERLING)            (Pound Sterling)
                                                                            MILLION                     million
Operating

  Restructuring costs                                                          (184)                       (302)
  Systems implementation costs                                                  (17)                        (48)
  Other                                                                        (128)                        (18)
                                                                               ----                       -----
                                                                               (329)                       (368)
                                                                               ----                       -----
Non-operating

  Disposal of tangible fixed assets                                              28                         116
  Net sale of interests in subsidiary
    companies, joint ventures and associates                                    433                         995
                                                                               ----                       -----
                                                                                461                       1,111
                                                                               ----                       -----

Non-operating exceptional cash flows from the disposal of tangible fixed assets are included in note 23 (d). Non-operating exceptional cash flows from the sales of interests in subsidiary companies and associates are included in note 23 (e).

NOTES TO THE ACCOUNTS continued

6 Net interest payable

                                                                                             2003                            2002
                                                                         (POUND STERLING) MILLION        (Pound Sterling) million
                                                                         ------------------------        ------------------------
Interest receivable
  Loans and deposits                                                                           28                              31
  Other                                                                                        17                               9
                                                                                             ----                            ----
Interest receivable -- total                                                                   45                              40
                                                                                             ----                            ----
Income from listed fixed asset investments                                                      1                               2
                                                                                             ----                            ----
Interest payable
  Bank loans and overdrafts                                                                  (284)                           (287)
  Loan capital                                                                                 (1)                             (1)
  Other                                                                                        (3)                             --
                                                                                             ----                            ----
Interest payable -- total                                                                    (288)                           (288)
                                                                                             ----                            ----
Net interest payable -- Group                                                                (242)                           (246)
                                                                                             ----                            ----
Share of net interest receivable of joint ventures and associates                              --                               2
                                                                                             ----                            ----
Net interest payable                                                                         (242)                           (244)
                                                                                             ----                            ----


7 Net finance (expenditure)/income

                                                                                             2003                            2002
                                                                         (POUND STERLING) MILLION        (Pound Sterling) million
                                                                         ------------------------        ------------------------
Financing costs
  Syndicated loan fees                                                                         --                              (5)
  Interest on pension scheme liabilities (note 26)                                           (163)                           (181)
  Loss on share option derivative                                                              (2)                             --
  Loss on unhedged foreign exchange borrowings                                                (11)                             --
 Finance leases                                                                                --                              (1)
                                                                                             ----                            ----
Financing costs -- total                                                                     (176)                           (187)
                                                                                             ----                            ----

Finance income
  Swap and bond amortisation                                                                    5                              --
  Expected return on pension scheme assets (note 26)                                          157                             221
                                                                                             ----                            ----
Finance income -- total                                                                       162                             221
                                                                                             ----                            ----
Net finance (expenditure)/income                                                              (14)                             34
                                                                                             ----                            ----


8 Tax

A TAX (CREDIT)/CHARGE ON LOSS ON ORDINARY ACTIVITIES

                                                                                             2003                            2002
                                                                         (POUND STERLING) MILLION        (Pound Sterling) million
                                                                         ------------------------        ------------------------
Current taxation
  Corporation tax 30% (2002: 30%)                                                              --                              --
  UK overprovision in respect of prior years                                                 (155)                            (18)
  Overseas tax                                                                                 --                              51
  Overseas overprovision in respect of prior years                                            (30)                            (15)
  Joint ventures and associates                                                                --                               4
                                                                                             ----                            ----
                                                                                             (185)                             22
                                                                                             ----                            ----
Deferred taxation
Changes arising from:
  Timing differences -- origination and reversal                                               --                              67
  Estimated recoverable amount of deferred tax assets                                          --                             121
                                                                                             ----                            ----
                                                                                               --                             188
                                                                                             ----                            ----
Total                                                                                        (185)                            210
                                                                                             ----                            ----

8 Tax continued
A TAX (CREDIT)/CHARGE ON LOSS ON ORDINARY ACTIVITIES continued

Included in the tax on loss are the following amounts relating to exceptional items:

                                                                                    2003                              2002
                                                                (POUND STERLING) MILLION          (Pound Sterling) million
                                                                ------------------------          ------------------------
Operating exceptional items                                                          --                                (67)
Non-operating exceptional items                                                     (78)                               298
                                                                                    ---                                ---
                                                                                    (78)                               231
                                                                                    ---                                ---

B DEFERRED TAXATION LIABILITIES

                                                                                                                     Group
                                                                                                  (Pound Sterling) million
                                                                                                  ------------------------
At 1 April 2002                                                                                                        (18)
  Disposals                                                                                                             12
                                                                                                                       ---
AT 31 MARCH 2003                                                                                                        (6)
                                                                                                                       ---

                                                                                    2003                              2002
                                                                (POUND STERLING) MILLION          (Pound Sterling) million
                                                                ------------------------          ------------------------
Tax effect of timing differences on:
  Provisions and accruals for liabilities and charges                                 (6)                              (12)
  Accelerated capital allowances                                                      --                                (6)
                                                                                     ---                               ---
                                                                                      (6)                              (18)
                                                                                     ---                               ---

No provision is made for any taxation that may arise if reserves of overseas subsidiaries were distributed as such distributions are not expected to occur in the foreseeable future.

C RECONCILIATION OF CURRENT TAXATION (CREDIT)/CHARGE FOR THE YEAR

                                                                                    2003                              2002
                                                                (POUND STERLING) MILLION          (Pound Sterling) million
                                                                ------------------------          ------------------------
Loss on ordinary activities before taxation                                       (1,328)                           (5,865)
                                                                                   -----                             -----
Tax credit on loss at a standard rate of 34% (2002: 34%)                            (452)                           (1,994)
Non deductible goodwill impairment, amortisation and other similar items             209                             1,569
Tax losses and other deferred tax items not recognised in current tax                243                               480
Overprovision in respect of prior years                                             (185)                              (33)
                                                                                   -----                             -----
Current tax (credit)/charge for the year                                            (185)                               22
                                                                                   -----                             -----

The standard rate is calculated based on the locally enacted statutory rates in the jurisdictions in which the Group operates.

D FACTORS THAT MAY AFFECT FUTURE TAX CHARGES

Deferred tax assets totalling (Pound Sterling) 594 million (2002: (Pound Sterling) 596 million) have not been recognised in respect of operating losses, pension scheme deficits, and exceptional expenditure as the Group is not sufficiently certain that it will be able to recover those assets within a relatively short period of time.

Although the Group has in excess of (Pound Sterling) 2 billion of tax losses as at 31 March 2003, these may be unavailable to cover earlier years that are open for or under tax audit. In addition, in some jurisdictions the losses carried forward will be forfeit (this applies to the US) or could be restricted (this may apply to Germany and the US) following the Group's restructuring. There will be ongoing tax cash costs, therefore, where losses are unavailable. The unutilised US tax attributes at 31 March 2003 have been excluded from the unrecognised deferred tax assets of (Pound Sterling) 594 million.

NOTES TO THE ACCOUNTS continued

9 Equity minority interests

Equity minority interests represent the share of the profits less losses on ordinary activities attributable to the interests of equity shareholders in subsidiaries which are not wholly owned by the Group.

10 Equity dividends

The directors do not propose any dividends for the year ended 31 March 2003. No dividends were declared during the year to 31 March 2002.

11 Loss per share

Basic and diluted loss per share are calculated by reference to a weighted average of 2,866.3 million ordinary shares (2002: 2,866.3 million ordinary shares) in issue during the year.

An adjusted basic loss per share has been presented in order to highlight the underlying performance of the Group, and is calculated as set out in the table below.

                                                                      YEAR TO 31 MARCH 2003              Year to 31 March 2002
                                                                --------------------------------     ------------------------------
                                                                            LOSS        LOSS PER                 Loss      Loss per
                                                                (POUND STERLING)           SHARE     (Pound Sterling)         share
                                                                         MILLION           PENCE              million         pence
                                                                ----------------        --------     ----------------      --------
Loss and basic loss per share                                             (1,144)          (39.9)              (6,076)       (212.0)
Exceptional items (note 5)
  Operating exceptional items                                                349            12.1                5,216         182.0
  Group share of associate's operating exceptional items                      25             0.9                  173           6.0
  Non-operating exceptional items                                           (141)           (4.9)                (838)        (29.3)
  Amounts written off investments                                             40             1.4                  200           7.0
  Write off of funding receivable from Marconi plc                           315            11.0                   --            --
Taxation arising on goodwill amortisation and
exceptional items (note 8a)                                                  (78)           (2.7)                 231           8.1
Goodwill amortisation and impairment                                         141             4.9                  440          15.4
                                                                           -----           -----                -----         -----
                                                                            (493)          (17.2)                (654)        (22.8)
                                                                           -----           -----                -----         -----

12 Employees

A DIRECTORS' REMUNERATION

Details of directors' remuneration specified for audit by the UK Listing Authority are given in the Report to shareholders by the Board on directors' remuneration.

B AVERAGE MONTHLY NUMBER OF EMPLOYEES BY SECTOR

                                                                                               NUMBER ('000)
                                                                            ---------------------------------------------------
                                                                            2003                                           2002
                                                                            ----                                           ----
Networks equipment                                                            13                                             19
Networks services                                                              6                                              8
                                                                            ----                                           ----
                                                                              19                                             27
Capital                                                                        1                                              3
                                                                            ----                                           ----
Continuing operations                                                         20                                             30
Discontinued operations                                                        1                                             15
                                                                            ----                                           ----
Group employees                                                               21                                             45
Share of joint venture employees                                              --                                              3
                                                                            ----                                           ----
Group and share of joint venture employees                                    21                                             48
                                                                            ----                                           ----

12 Employees continued

C STAFF COSTS

                                                                                                      2003                   2002
                                                                                           (POUND STERLING)       (Pound Sterling)
                                                                                                   MILLION                million
                                                                                           ----------------       ----------------
Wages and salaries                                                                                      717                  1,295
Social security costs                                                                                    87                    156
                                                                                           ----------------       ----------------
  Amounts charged to operating expenses                                                                  43                     67
  Amounts credited to non-operating exceptional items                                                   (57)                    --
  Amounts included in net finance expense/(income)                                                        6                    (40)
  Amounts recognised in the Statement of Recognised Gains and Losses                                    269                    351
                                                                                           ----------------       ----------------
Other pension costs                                                                                     261                    378
                                                                                           ----------------       ----------------
                                                                                                      1,065                  1,829
                                                                                           ----------------       ----------------
United Kingdom                                                                                          537                    942
The Americas                                                                                            260                    483
Rest of Europe                                                                                          243                    357
Africa, Asia and Australasia                                                                             25                     47
                                                                                           ----------------       ----------------
                                                                                                      1,065                  1,829
                                                                                           ----------------       ----------------

Included within the staff costs for the year ended 31 March 2003 are (Pound Sterling) Nil (2002: (Pound Sterling) 11 million) of costs related to ongoing remuneration costs for employees of the Marconi Corporation plc group that participate in Marconi plc share option schemes.

D SHARE OPTIONS

At 31 March 2002 and 2003 there were no options outstanding over the Company's shares.

13 Goodwill

                                                                                                                              Cost
                                                                                                          (Pound Sterling) million
                                                                                                          ------------------------
At 1 April 2002                                                                                                              6,812
     Disposals (note 25b)                                                                                                     (367)
     Adjustments in respect of prior year acquisitions (note 25a)                                                              (34)
     Exchange rate adjustment                                                                                                 (424)
                                                                                                                  ----------------
AT 31 MARCH 2003                                                                                                             5,987
                                                                                                                  ----------------


                                                                                                                      Amortisation
                                                                                                          (Pound Sterling) million
                                                                                                          ------------------------

At 1 April 2002                                                                                                             (5,935)
     Disposals (note 25b)                                                                                                      245
     Charged to profit and loss account                                                                                       (104)
     Exchange rate adjustment                                                                                                  404
                                                                                                                  ----------------
AT 31 MARCH 2003                                                                                                            (5,390)
                                                                                                                  ----------------

NET BOOK VALUE AT 31 MARCH 2003                                                                                                597
Net book value at 31 March 2002                                                                                                877
                                                                                                                  ----------------

In the year to 31 March 2002 a review of the Group's fixed assets, including goodwill, resulted in an impairment charge of (Pound Sterling) 3,677 million. Following the continued difficult market conditions the directors announced expectations of a delay in market recovery beyond the end of 2003, significant changes to the Group forecasts have been made, and further reviews have been undertaken at 30 September 2002.

The average discount rate applied to the future cash flows in the year ended 31 March 2002 and 2003 was 15% and was based upon a weighted average cost of capital percentage. No further impairment charge in respect of goodwill was necessary for the year ended 31 March 2003.

NOTES TO THE ACCOUNTS continued

14 Tangible fixed assets

                                                                                           Fixtures,     Payments on
                                                   Leasehold property                      fittings,     account and
                                    Freehold     ----------------------     Plant and     tools and     assets under
                                    property          Long        Short     machinery     equipment     construction         Total
                                      (Pound        (Pound       (Pound        (Pound        (Pound           (Pound        (Pound
                                   Sterling)     Sterling)    Sterling)     Sterling)     Sterling)        Sterling)     Sterling)
GROUP                                million       million      million       million       million          million       million
-----                              ---------     ---------    ---------     ---------     ---------     ------------     ---------
Cost at 1 April 2002                     160            11            7           520           596               40         1,334
  Exchange rate adjustment                (3)           --           --            (5)            1               (1)           (8)
  Additions                                6            --           --            22            12                3            43
  Completed construction                   3            --           --             3            19              (25)           --
  Disposals                              (10)           (4)          (5)          (88)          (42)              (8)         (157)
  Businesses disposed (note 25b)         (30)           --           --          (152)          (98)              (9)         (289)
                                        ----           ---          ---          ----          ----             ----         -----
COST AT 31 MARCH 2003                    126             7            2           300           488               --           923
                                        ----           ---          ---          ----          ----             ----         -----

Depreciation at 1 April 2002              37             2            3           335           435               --           812
  Exchange rate adjustment                 1            --           --            (3)            1               --            (1)
  Charged to profit and loss account      21            --            3            36            75               --           135
  Impairment of fixed assets              --            --           --            51            23               --            74
  Disposals                               (9)           (2)          (5)          (73)          (37)              --          (126)
  Businesses disposed (note 25b)         (12)           --           --          (120)          (82)              --          (214)
                                        ----           ---          ---          ----          ----             ----         -----
DEPRECIATION AT 31 MARCH 2003             38            --            1           226           415               --           680
                                        ----           ---          ---          ----          ----             ----         -----

NET BOOK VALUE AT 31 MARCH 2003           88             7            1            74            73               --           243
Net book value at 31 March 2002          123             9            4           185           161               40           522
                                        ----           ---          ---          ----          ----             ----         -----


The net book value of tangible fixed assets of the Group includes an amount of (Pound Sterling) Nil (2002:(Pound Sterling) 6 million) in respect of assets held under finance leases, on which the depreciation charge for the year was (Pound Sterling) Nil (2002:(Pound Sterling) 2 million).

                                                                                                           Fixtures,
                                                                                                           fittings,
                                                                             Freehold     Plant and        tools and
                                                                             property     machinery        equipment         Total
                                                                               (Pound        (Pound           (Pound        (Pound
                                                                            Sterling)     Sterling)        Sterling)     Sterling)
COMPANY                                                                       million       million          million       million
-------                                                                     ---------     ---------     ------------     ---------
Cost at 1 April 2002                                                                1             1                7             9
     Disposals                                                                     (1)           (1)              (7)           (9)
                                                                            ---------     ---------     ------------     ---------
COST AT 31 MARCH 2003                                                              --            --               --            --
                                                                            ---------     ---------     ------------     ---------

Depreciation at 1 April 2002                                                       --            --                5             5
    Disposals                                                                      --            --               (5)           (5)
                                                                            ---------     ---------     ------------     ---------
DEPRECIATION AT 31 MARCH 2003                                                      --            --               --            --
                                                                            ---------     ---------     ------------     ---------

NET BOOK VALUE AT 31 MARCH 2003                                                    --            --               --            --
Net book value at 31 March 2002                                                     1             1                2             4
                                                                            ---------     ---------     ------------     ---------

15 Fixed asset investments


                                                           Shares                   Goodwill         Share
                                                        cost less               amortisation       of post
                                                          amounts    Goodwill            and   acquisition
                                                      written off        cost     impairment      reserves       Loans        Total
                                                           (Pound      (Pound         (Pound        (Pound      (Pound       (Pound
                                                        Sterling)   Sterling)      Sterling)     Sterling)   Sterling)    Sterling)
JOINT VENTURES AND ASSOCIATES                             million     million        million       million     million      million
-----------------------------                         -----------   ---------    -----------   -----------   ---------    ---------
At 1 April 2002                                               319          75            (10)         (189)          2          197
Profits less losses retained                                   --          --             --           (95)         --          (95)
Goodwill impairment                                            --          --            (27)           --          --          (27)
Goodwill amortisation                                          --          --            (10)           --          --          (10)
Transfer from current asset investments                        15          --             --            --          --           15
Transfer from fixed asset investments                          --          20            (19)           --          --            1
Disposals                                                     (69)         --             --            34          (2)         (37)
Movement through profit and loss account reserves              --          --             --             3          --            3
-----------------------------                         -----------   ---------    -----------   -----------   ---------    ---------
AT 31 MARCH 2003                                              265          95            (66)         (247)         --           47
-----------------------------                         -----------   ---------    -----------   -----------   ---------    ---------

                                                                                                  Cost or
                                                                                                valuation   Provisions        Total
                                                                                                   (Pound       (Pound       (Pound
                                                                                                Sterling)    Sterling)    Sterling)
OTHER INVESTMENTS                                                                                 million      million      million
-----------------                                                                              -----------   ---------    ---------
At 1 April 2002                                                                                       321        (268)           53
Transfer to associates                                                                                (20)         19            (1)
Disposals, impairments and repayments                                                                  --         (30)          (30)
Impairment of listed investments                                                                       --          (6)           (6)
-----------------                                                                              -----------   ---------     --------
AT 31 MARCH 2003                                                                                      301        (285)           16
-----------------                                                                              -----------   ---------     --------

JOINT VENTURES, ASSOCIATES AND OTHER INVESTMENTS AT 31 MARCH 2003                                                                63
Joint ventures, associates and other investments at 31 March 2002                                                               250
                                                                                                                           --------

MARKET VALUES

Listed fixed asset investments are stated at market value, as follows:


                                                                                                                 2003           2002
                                                                                                               (POUND         (Pound
                                                                                                            STERLING)      Sterling)
                                                                                                              MILLION        million
                                                                                                            ---------      ---------
Other investments - listed in the United Kingdom                                                                   10             19
                                                                                                            ---------      ---------

The aggregate historic cost of the listed fixed asset investments was (Pound Sterling) 49 million at 31 March 2003 (2002: (Pound Sterling) 49 million).

(Pound Sterling) Nil provision has been made for taxation (2002: (Pound Sterling) Nil) which could arise if these investments were realised at the values stated.

At 16 June 2003 the market value of the investments shown above was, in aggregate, (Pound Sterling) 14 million.


                                                                                                                          Country of
CORE BUSINESSES                                                                                         Voting rights  Incorporation
---------------                                                                                         -------------  -------------
Networks equipment and services
Marconi Communications Ltd.                                                                                      100%  Great Britain
Marconi Communications S.p.A                                                                                     100%          Italy
Marconi Communications, Inc.                                                                                     100%            USA
Marconi Communications GmbH                                                                                      100%        Germany
                                                                                                        -------------

                                                                                                                          Country of
ASSOCIATED COMPANIES           Class of shares                                                            Number held  Incorporation
--------------------           ---------------                                                          -------------  -------------
Easynet Group Plc              Ordinary shares of 4p                                                       32,264,651  Great Britain
                               Convertible non-voting ordinary shares of 4p                                48,553,661
                               Equity share                                                                     72.7%
                               Voting share                                                                     51.6%
                                                                                                        -------------

In February 2002, the Group was obliged to acquire by a put option 1,324,054 ordinary shares in Easynet Group plc for (Pound Sterling) 20 million. The Group disputed the legal basis of the put option and entered into litigation with Railtrack Group. At 31 March 2003, (Pound Sterling) 20 million was recorded as a fixed asset investment and impaired to (Pound Sterling) 1.8 million, being its market value. Also, during the year to 31 March 2003, goodwill on Easynet Group Plc was impaired by (Pound Sterling) 28 million and an amortisation charge of (Pound Sterling) 10 million was incurred.

In February 2003, the litigation with Railtrack Group was settled and the Group became beneficial owners of the 1,324,054 ordinary shares, under the put option. Consequently, the (Pound Sterling) 20 million and related provision have been transferred to joint ventures and associates.

NOTES TO THE ACCOUNTS continued

15 Fixed asset investments continued

The put option increased the Group's equity holding to 72.7% (2002: 71.6%) and its holding of voting shares to 51.6% (2002: 49.6%). However, under the articles of association of Easynet Group plc and the relationship agreement with Easynet Group plc, the voting rights of Marconi in Easynet Group plc are limited to 49.9%. Accordingly Easynet Group plc applied in April 2003 to the Listing Authority to cancel ordinary shares and issue non-voting convertible shares.

As the holding of more than 50% of the voting shares is temporary, Marconi has continued to equity account for Easynet Group plc as an associate.

Easynet Group plc's year end is 31 December and it has been accounted for under the equity accounting method. As it is a company quoted on the London Stock Exchange, information that is not in the public domain cannot be disclosed. Consequently its results have been accounted for the year to 31 December 2002 for inclusion in the Group's results for the year ended 31 March 2003 and from acquisition (26 July 2001) to 31 December 2001 for inclusion in the Group's results for the year ended 31 March 2002. Easynet is a network-based provider of broadband services and internet solutions and is incorporated in Great Britain.

The above list of subsidiaries and associated companies includes those businesses that had a material effect on the consolidated results to 31 March 2003.

As at 27 May 2003, Marconi held 30,111,162 ordinary shares and 50,707,150 convertible non voting shares amounting to a voting share holding of 49.7% and an equity share holding of 72.7%.

                             Loans to Group            Shares in            Participating
                              undertakings         Group undertakings      interests - shares      Other investments
                         ----------------------  ----------------------  ----------------------  ----------------------
                              Gross  Provisions       Costs  Provisions       Costs  Provisions       Costs  Provisions       Total
                             (Pound      (Pound      (Pound      (Pound      (Pound      (Pound      (Pound      (Pound      (Pound
                          Sterling)   Sterling)   Sterling)   Sterling)   Sterling)   Sterling)   Sterling)   Sterling)   Sterling)
COMPANY                     million     million     million     million     million     million     million     million     million
-------                   ---------   ---------   ---------   ---------   ---------   ---------   ---------   ---------   ---------
At 1 April 2002               3,955      (1,755)      6,183      (3,358)        224          (1)        810        (234)      5,824
Transfer from current
asset investments                --          --          --          --          15          --          --          --          15
Reclassification                 --          --          --          --          20         (19)        (20)         19          --
Additions                     1,276          --          --          --          --          --          --          --       1,276
Disposals                      (450)         --        (687)         19         (68)         --        (561)         --      (1,747)
Deficit on valuation
of listed investments            --          --          --          --          --         (67)         --          --         (67)
Provisions                       --        (879)         --      (1,005)         --          --          --          (8)     (1,892)
Exchange rate adjustment       (164)         --          --          --          --          --          --          --        (164)
                              -----      ------       -----      ------        ----        ----        ----        ----       -----
AT 31 MARCH 2003              4,617      (2,634)      5,496      (4,344)        191         (87)        229        (223)      3,245
                              -----      ------       -----      ------        ----        ----        ----        ----       -----

MARKET VALUES

Listed fixed asset investments are stated at market value, as follows:

                                                                                           2003                                 2002
                                                                       (POUND STERLING) MILLION             (Pound Sterling) million
                                                                       ------------------------             ------------------------
Other investments - listed in the United Kingdom                                             60                                  130
                                                                                            ---                                  ---

INVESTMENT IN MARCONI PLC SHARES

The Marconi Employee Trust (MET), a discretionary trust for certain employees and former employees of Marconi plc and its subsidiaries, was established on 1 December 1999. The trust acquired shares in order to satisfy entitlements under certain share option schemes. The MET held assets of 1,208,545 Marconi plc ordinary 5p shares at 31 March 2003, with a carrying value and market value of (Pound Sterling) Nil.

The GEC Employee Share Trust (EST), a discretionary trust for certain employees and former employees of Marconi plc and its subsidiaries, was established on 19 January 1995. The trust acquired shares in order to satisfy entitlements under certain share option schemes. The EST held assets of 1,135,644 Marconi plc ordinary 5p shares at 31 March 2003, with a carrying value and market value of (Pound Sterling) Nil. Dividends receivable by EST from the Company have not been waived.

The GEC Special Purpose Trust, which has no remaining investments at 31 March 2003 and will be wound up, the Marconi Employee Trust and the GEC Employee Share Trust have been consolidated into Marconi Corporation group. All operating expenses incurred are charged to the Group profit and loss account.

16 Stocks and contracts in progress

                                                                                       GROUP                         COMPANY
                                                                              -----------------------     --------------------------
                                                                                   2003          2002             2003          2002
                                                                                 (POUND        (Pound           (POUND        (Pound
                                                                              STERLING)     Sterling)        STERLING)     Sterling)
                                                                                MILLION       million          MILLION       million
                                                                              ---------     ---------     ------------     ---------

Raw materials and bought in components                                               89           203               --            --
Work in progress                                                                     60           241               --            --
     Payments on account                                                             (2)           (3)              --            --
Long-term contract work in progress                                                  11            83               --            --
Finished goods                                                                       76           196               --            --
                                                                              ---------     ---------     ------------     ---------
                                                                                    234           720               --            --
                                                                              ---------     ---------     ------------     ---------


17 Debtors

                                                                                       GROUP                         COMPANY
                                                                              -----------------------     --------------------------
                                                                                   2003          2002             2003          2002
                                                                                 (POUND        (Pound           (POUND        (Pound
                                                                              STERLING)     Sterling)        STERLING)     Sterling)
                                                                                MILLION       million          MILLION       million
                                                                              ---------     ---------     ------------     ---------

Amounts falling due within one year
     Trade debtors                                                                  464           979                2             6
     Amounts owed by Marconi plc                                                     --           207               --             5
     Amounts owed by joint ventures and associates                                   30            26               --            --
     Amounts owed by group companies                                                 --            --              399           294
     Other debtors                                                                   57            96                1             4
     Prepayments and accrued income                                                  30           102               --             4
                                                                              ---------     ---------     ------------     ---------
                                                                                    581         1,410              402           313
Amounts falling due after more than one year
     Trade debtors                                                                    2            16               --            --
     Other debtors                                                                   29            71               --            --
     Prepayments and accrued income                                                   1             7               --            --
                                                                              ---------     ---------     ------------     ---------
                                                                                     32            94               --            --
                                                                              ---------     ---------     ------------     ---------
                                                                                    613         1,504              402           313
                                                                              ---------     ---------     ------------     ---------

Amounts owed by joint ventures and associates relate to trading balances.

NOTES TO THE ACCOUNTS continued

18 Current asset investments and cash at bank and in hand

A CURRENT ASSET INVESTMENTS

                                                             GROUP                                   COMPANY
                                               -----------------------------------     ------------------------------------
                                                           2003               2002                 2003                2002
                                               (POUND STERLING)   (Pound Sterling)     (POUND STERLING)    (Pound Sterling)
                                                        MILLION            million              MILLION             million
                                               ----------------    ---------------     ----------------     ---------------
Unlisted investments                                         --                 15                   --                  15
                                                          -----              -----                -----               -----

B CASH AT BANK AND IN HAND

                                                             GROUP                                   COMPANY
                                               -----------------------------------     ------------------------------------
                                                           2003               2002                 2003                2002
                                               (POUND STERLING)   (Pound Sterling)     (POUND STERLING)    (Pound Sterling)
                                                        MILLION            million              MILLION             million
                                               ----------------    ---------------     ----------------     ---------------
Cash and bank deposits repayable on demand (note 28b)       934              1,296                   58               1,079
Other cash deposits (note 28b)                              224                 65                   --                  --
                                                          -----              -----                -----               -----
Cash at bank and in hand                                  1,158              1,361                   58               1,079
                                                          -----              -----                -----               -----


Included in the amounts above are restricted cash of:

                                                             GROUP                                   COMPANY
                                               -----------------------------------     ------------------------------------
                                                           2003                2002                2003                2002
                                               (POUND STERLING)    (Pound Sterling)    (POUND STERLING)    (Pound Sterling)
                                                        MILLION             million             MILLION             million
                                               ----------------    ----------------    ----------------     ---------------
Secured                                                     812                  19                  26                  --
Collateral against bonding facilities                       135                  25                  --                  --
Held by captive insurance company                            17                  17                  --                  --
                                                          -----               -----               -----               -----
Restricted cash                                             964                  61                  26                  --
Other                                                       194               1,300                  32               1,079
                                                          -----               -----               -----               -----
Cash at bank and in hand                                  1,158               1,361                  58               1,079
                                                          -----               -----               -----               -----

Of the secured cash, (Pound Sterling) 771 million (2002: (Pound Sterling) Nil) relates to amounts held under an interim security arrangement by the Group's syndicate banks and bondholders which has been released as a result of the restructuring. A further (Pound Sterling) 27 million relates to cash deposited against employee share option plan derivative providers for the Strategic Communications business (2002: (Pound Sterling) Nil) and (Pound Sterling) 14 million (2002: (Pound Sterling) 19 million) relates to cash deposited against secured loans in Italy.

19 Creditors

                                                                                     GROUP                         COMPANY
                                                                              -----------------------     -------------------------
                                                                                   2003          2002             2003         2002
                                                                                 (POUND        (Pound           (POUND       (Pound
                                                                              STERLING)     Sterling)        STERLING)     Sterling)
                                                                                MILLION       million          MILLION      million
                                                                              ---------     ---------    -------------     --------
Amounts falling due within one year
     Unsecured debenture loans (note 20)                                             --            32               --           31
     Bonds (note 20)                                                              2,147            --            2,147           --
     Bank loans and overdrafts (note 20)
          Repayable on demand                                                     2,194         2,351            2,173        2,215
          Other                                                                       1            44               --           --
     Obligations under finance leases (note 20)                                      --             9               --           --
                                                                              ---------     ---------     ------------    ---------
                                                                                  4,342         2,436            4,320        2,246
     Payments received in advance                                                    76           101               --           --
     Trade creditors                                                                174           512               --            1
     Amounts owed to Marconi plc (note 20)                                           --           275               --           --
     Amounts owed to fellow subsidiaries of Marconi plc (note 20)                   403            13              378           --
     Amounts owed to joint ventures and associates                                    9             9                9            9
     Amounts owed to group companies                                                 --            --            2,080        3,437
     Current taxation                                                               137           290               73           72
     Other taxation and social security                                              22            15               --           --
     Other creditors                                                                193           423               88          197
     Accruals and deferred income                                                   185           282               --           35
                                                                              ---------     ---------     ------------    ---------
                                                                                  5,541         4,356            6,948        5,997
                                                                              ---------     ---------     ------------    ---------
Amounts falling due after more than one year
     Bonds (note 20)                                                                 --         2,147               --        2,147
     Bank loans and overdrafts (note 20)                                             30            32               --           --
                                                                              ---------     ---------     ------------    ---------
                                                                                     30         2,179               --        2,147
     Payments received in advance                                                    --            29               --           --
     Other creditors                                                                 16            70               --           --
                                                                              ---------     ---------     ------------    ---------
                                                                                     46         2,278               --        2,147
                                                                              ---------     ---------     ------------    ---------

20 Borrowings

                                                                                     GROUP                         COMPANY
                                                                              -----------------------     -------------------------
                                                                                   2003          2002              2003        2002
                                                                                 (POUND        (Pound            (POUND      (Pound
                                                                              STERLING)     Sterling)         STERLING)    Sterling)
                                                                                MILLION       million           MILLION     million
                                                                              ---------     ---------      ------------    --------
Unsecured debenture loans                                                            --            32                --          31
Bonds                                                                             2,147         2,147             2,147       2,147
Bank loans and overdrafts
     Secured                                                                         17            31                --          --
     Unsecured                                                                    2,208         2,396             2,173       2,215
Loans from Marconi plc and its subsidaries                                          403           288               378          --
Obligations under finance leases                                                     --             9                --          --
                                                                              ---------     ---------     -------------    --------
                                                                                  4,775         4,903             4,698       4,393
Less amounts falling due within one year                                         (4,745)       (2,724)           (4,698)     (2,246)
                                                                              ---------     ---------     -------------    --------
                                                                                     30         2,179                --       2,147
                                                                              ---------     ---------     -------------    --------

NOTES TO THE ACCOUNTS continued

20 Borrowings continued

                                                                             GROUP                  COMPANY
                                                                  ------------------------  -----------------------
                                                                        2003          2002       2003          2002
                                                                      (POUND        (Pound     (POUND        (Pound
                                                                   STERLING)     Sterling)  STERLING)     Sterling)
                                                                     MILLION       million    MILLION       million
                                                                  ----------    ----------  ---------    ----------
Analysis of repayments of long-term borrowings
    Bank loans
        Between one and two years                                          9             6         --            --
        Between two and five years                                        11            14         --            --
        In more than five years                                           10            12         --            --
    Bonds
        Between two and five years                                        --           302         --           302
        In more than five years                                           --         1,845         --         1,845
                                                                  ----------    ----------  ---------    ----------
                                                                          30         2,179         --         2,147
                                                                  ----------    ----------  ---------    ----------
Bonds

    Repayable at par wholly within five years (average rate 5.6%)         --           302         --           302
    Repayable at par wholly after five years (average rate 7.5%)          --         1,845         --         1,845
                                                                  ----------    ----------  ---------    ----------

MATURITY

The total bonds of (Pound Sterling) 2,147 million (2002: (Pound Sterling) 2,147 million) are treated as at March 2003 as becoming due within one year, as non-payment of interest in March 2003 has effectively resulted in the bonds being payable on demand as at 31 March 2003. As at 31 March 2002, (Pound Sterling) 302 million were due wholly within five years, and (Pound Sterling) 1,845 million were due wholly after five years.

More analysis of the maturity of the Group's debt is given in note 28b.

As described in note 1, borrrowings amounting to (Pound Sterling) 4,311 million have been subject to the Scheme of Arrangement which was effective on 19 May 2003.

21 Provisions for liabilities and charges

                                                                            Warranties
                                                        Share    Deferred          and
                                Restructuring         options         tax    contracts         Other        TOTAL
                                       (Pound          (Pound      (Pound       (Pound        (Pound       (POUND
                                    Sterling)       Sterling)   Sterling)    Sterling)     Sterling)    STERLING)
GROUP                                 million         million     million      million       million      MILLION
-----                           -------------       ---------   ---------   ----------     ---------    ---------
At 1 April 2002                            96             179          18          140            72          505
    Exchange rate adjustment               --              --          --            1            (6)          (5)
    Disposals                              (2)             --         (12)         (12)           (5)         (31)
    Charged                                63              11          --           55            83          212
    Released                              (19)           (144)         --          (13)          (14)        (190)
    Utilised                              (74)            (11)         --          (82)          (24)        (191)
                                -------------       ---------   ---------   ----------     ---------    ---------
AT 31 MARCH 2003                           64              35           6           89           106          300
                                -------------       ---------   ---------   ----------     ---------    ---------

Restructuring provisions mainly comprise expected costs for termination of employee contracts, costs for properties no longer occupied and onerous lease contracts. The associated outflows are generally expected to occur over the next year with vacant property costs being incurred over the next five years.

Share option provisions are (Pound Sterling) 35 million and relate to amounts paid to the ESOP derivative banks on 19 May 2003 in settlement of the ESOP derivative of (Pound Sterling) 158 million. All other share option provisions have been released as they are in respect of Marconi plc shares which have been delisted on 19 May 2003.

Warranties and contracts mainly comprise expected costs of maintenance under guarantees, other work in respect of products delivered and losses on contract work in progress in excess of related accumulated costs. The associated outflows are generally expected to occur over the lives of the products and contracts which are long term in nature.

Other provisions mainly comprise expected employee related claims, environmental liabilities, other litigation, insurance balances, merger and acquisition claims and scheme costs.

Releases in the year mainly comprise (Pound Sterling) 8 million of schemed leases and litigation and (Pound Sterling) 123 million of share option provisions settled with the ESOP derivative banks.

21 Provisions for liabilities and charges continued

                                                 Restructuring      Share options              Other               TOTAL
                                              (Pound Sterling)   (Pound Sterling)   (Pound Sterling)    (POUND STERLING)
COMPANY                                                million            million            million             MILLION
-------                                       ----------------   ----------------   ----------------   -----------------
At 1 April 2002                                             13                 43                 --                  56
  Charged                                                   --                147                 42                 189
  Released                                                  (4)              (144)                (5)               (153)
  Utilised                                                  (5)               (11)                (1)                (17)
                                                            --                ---                 --                 ---
AT 31 MARCH 2003                                             4                 35                 36                  75
                                                            --                ---                 --                 ---

22 Equity shareholders' interests

A SHARE CAPITAL

                                                                       Number of shares                   (Pound Sterling)
                                                                       ----------------                   ----------------
Fully paid ordinary shares of 5p each
Shares allotted at 1 April 2002 and 31 March 2003                         2,866,250,735                       143,312,537
Unissued ordinary shares                                                  3,133,749,265                       156,687,463
                                                                          -------------                       -----------
Authorised                                                                6,000,000,000                       300,000,000
                                                                          -------------                       -----------

B GROUP RESERVES

                                                                     Share                             Profit and
                                                                   premium            Capital            and loss
                                                                   account           reserves             account             TOTAL
                                                          (Pound Sterling)   (Pound Sterling)    (Pound Sterling)  (POUND STERLING)
                                                                   million            million             million           MILLION
                                                            --------------    ---------------     ---------------    --------------
At 1 April 2002                                                        700                  9              (2,880)           (2,171)
    Loss retained for the year                                          --                 --              (1,144)           (1,144)
    Exchange differences                                                --                 --                 103               103
    Actuarial loss (note 26)                                            --                 --                (269)             (269)
    Group share of associates' shares to be issued                      --                 --                   3                 3
                                                                      ----                ---              ------            ------
AT 31 MARCH 2003                                                       700                  9              (4,187)           (3,478)
                                                                      ----                ---              ------            ------

The amount in the profit and loss reserve relating to the defined benefit liability is (Pound Sterling) 353 million (2002: (Pound Sterling) 126 million liability).

Included in exchange gains of (Pound Sterling) 103 million are (Pound Sterling) 169 million (2002: (Pound Sterling) 17 million gain) and related tax charges of (Pound Sterling) Nil (2002: (Pound Sterling) Nil) on borrowings hedged against investments denominated in foreign currencies.

C COMPANY RESERVES

                                    Share                                                              Profit and
                                  premium           Capital            Merger       Revaluation          and loss
                                  account          reserves          reserves          reserves           account             Total
                         (Pound Sterling)  (Pound Sterling)  (Pound Sterling)  (Pound Sterling)  (Pound Sterling)  (Pound Sterling)
                                  million           million           million           million           million           million
                          ---------------   ---------------   ---------------   ---------------   ---------------   ---------------
At 1 April 2002                       700                 9               214               391            (2,422)           (1,108)
  Disposals                            --                --                --              (391)               --              (391)
  Transfers                            --                --              (214)               --               214                --
  Loss for the year                    --                --                --                --            (1,962)           (1,962)
                                     ----               ---              ----              ----            ------            ------
AT 31 MARCH 2003                      700                 9                --                --            (4,170)           (3,461)
                                     ----               ---              ----              ----            ------            ------

Pursuant to Section 230 of the Companies Act 1985 the Company is not presenting its own profit and loss account in addition to the consolidated profit and loss account. The loss of the Company for the financial year amounted to(Pound Sterling) 1,962 million (2002: loss (Pound Sterling) 5,960 million).

The revaluation reserve related to listed investments which have now been sold. The merger reserve has been transferred to the profit and loss reserve as the investments to which the reserve related have been sold and impaired.

D POST BALANCE SHEET EVENTS

On 19 May 2003, in accordance with a Special Resolution passed at the Extraordinary General Meeting held on 26 March 2003, the existing 2,866,250,735 ordinary shares in issue were converted to non-voting deferred shares and 1,000 million new 5p ordinary shares were issued, with share premium of (Pound Sterling) 3,670 million. On 21 May 2003 the High Court approved a reduction of share capital whereby the authorised share capital was reduced from (Pound Sterling) 300,000,000 to (Pound Sterling) 156,687,463 and the non-voting deferred shares were cancelled, together with (Pound Sterling) 4,370 million standing to the credit of the share premium account.

On 24 June 2003, options over 76,150,000 ordinary shares of 5p each in the Company were granted to 43 directors and senior executives under the terms of the Marconi Corporation Senior Management Share Option Plan.

NOTES TO THE ACCOUNTS continued

23 Cash flow

A NET CASH INFLOW/(OUTFLOW) FROM OPERATING ACTIVITIES

                                                                     Continuing         Discontinued               TOTAL
                                                                         (Pound               (Pound              (POUND
                                                                      Sterling)            Sterling)           STERLING)
YEAR TO 31 MARCH 2003                                                   million              million             MILLION
---------------------                                                ----------         ------------            --------
Group operating loss after exceptionals                                    (724)                  (5)               (729)
Operating exceptionals                                                      316                    1                 317
                                                                     ----------         ------------            --------
Group operating loss before exceptionals                                   (408)                  (4)               (412)
Depreciation charge                                                         131                    4                 135
Goodwill amortisation                                                       104                   --                 104
Decrease/(increase) in stock                                                249                  (16)                233
Decrease in debtors                                                         108                   71                 179
Decrease in creditors                                                      (136)                 (95)               (231)
Increase/(decrease) in provisions                                             1                   (1)                 --
                                                                     ----------         ------------            --------
                                                                             49                  (41)                  8
                                                                     ----------         ------------            --------

                                                                     Continuing         Discontinued               TOTAL
                                                                         (Pound               (Pound              (POUND
                                                                      Sterling)            Sterling)            STERLING)
Year to 31 March 2002                                                   million              million             MILLION
---------------------                                                ----------         ------------            --------
Group operating (loss)/profit after exceptionals                         (6,153)                  38              (6,115)
Operating exceptionals                                                    5,169                   41               5,210
                                                                     ----------         ------------            --------
Group operating (loss)/profit before exceptionals                          (984)                  79                (905)
Depreciation charge                                                         217                   28                 245
Goodwill amortisation                                                       406                   25                 431
Decrease/(increase) in stock                                                115                  (20)                 95
Decrease in debtors                                                         554                   18                 572
Decrease in creditors                                                      (427)                 (42)               (469)
Increase in provisions                                                       31                   10                  41
                                                                     ----------         ------------            --------
                                                                            (88)                  98                  10
                                                                     ----------         ------------            --------


B RETURNS ON INVESTMENTS AND SERVICING OF FINANCE

                                                                                                2003                2002
                                                                                              (POUND              (Pound
                                                                                            STERLING)           Sterling)
                                                                                             MILLION             million
                                                                                            --------            --------
Income from loans, deposits and investments                                                       45                  24
Interest paid                                                                                   (209)               (277)
                                                                                            --------            --------
                                                                                                (164)               (253)
                                                                                            --------            --------

Of the above amount, continuing operations account for an outflow of (Pound sterling) 162 million (2002: (Pound Sterling) 243 million) and discontinued operations an outflow of (Pound Sterling) 2 million (2002: (Pound Sterling) 10 million).

C TAX REPAID/(PAID)

                                                                                                2003                2002
                                                                                              (POUND              (Pound
                                                                                            STERLING)           Sterling)
                                                                                             MILLION             million
                                                                                            --------            --------
UK corporation tax repaid                                                                         52                  34
Overseas tax paid                                                                                (21)                (47)
                                                                                            --------            --------
                                                                                                  31                 (13)
                                                                                            --------            --------

Of the above amount, continuing operations account for an inflow of (Pound Sterling) 31 million (2002: (Pound Sterling) 2 million outflow) and discontinued operations outflow (Pound Sterling) Nil (2002: (Pound Sterling) 11 million outflow).

23 Cash flow continued

D CAPITAL EXPENDITURE AND FINANCIAL INVESTMENT


                                                                                                     2003                      2002
                                                                                         (POUND STERLING)          (Pound Sterling)
                                                                                                  MILLION                   million
                                                                                         ----------------          ----------------
Purchases of tangible fixed assets                                                                    (43)                     (361)
Purchases of fixed asset investments                                                                  (20)                     (342)
Sales of fixed asset investments                                                                        3                       334
Sales of tangible fixed assets                                                                         30                       173
                                                                                         ----------------          ----------------
                                                                                                      (30)                     (196)
                                                                                         ----------------          ----------------

Sales of tangible fixed assets shown above includes an amount of (Pound Sterling) 26 million for property and (Pound Sterling) 2 million for car fleet disposals. (2002: (Pound Sterling) 116 million) in respect of disposals treated as exceptional items in the profit and loss account.

Of the above amount, continuing operations account for an outflow of (Pound Sterling) 26 million (2002: (Pound Sterling) 160 million) and discontinued operations an outflow of (Pound Sterling) 4 million (2002: (Pound Sterling) 36 million).

E ACQUISITIONS AND DISPOSALS


                                                                                                     2003                      2002
                                                                                         (POUND STERLING)          (Pound Sterling)
                                                                                                  MILLION                   million
                                                                                         ----------------          ----------------
Investments in subsidiary companies                                                                    (3)                      (37)
Investments in joint ventures                                                                          --                       (65)
Sales of interests in subsidiary companies                                                            377                     1,413
Sales of interests in joint ventures and associates                                                    46                        --
Net overdraft/(cash) disposed with subsidiary companies                                                13                      (316)
                                                                                         ----------------          ----------------
                                                                                                      433                       995
                                                                                         ----------------          ----------------

F NET CASH (OUTFLOW)/INFLOW FROM MANAGEMENT OF LIQUID RESOURCES

Comprising term deposits generally of less than one year and other readily disposable current asset investments


                                                                                                     2003                      2002
                                                                                         (POUND STERLING)          (Pound Sterling)
                                                                                                  MILLION                   million
                                                                                         ----------------          ----------------

Deposits made with banks and similar financial institutions                                          (167)                   (4,241)
Deposits withdrawn from banks and similar financial institutions                                        8                     4,378
Purchases of securities issued by banks and other corporate bodies                                     --                       (51)
Sales of securities issued by banks and other corporate bodies                                         --                       100
                                                                                         ----------------          ----------------
                                                                                                     (159)                      186
                                                                                         ----------------          ----------------

G NET CASH (OUTFLOW)/INFLOW FROM FINANCING


                                                                                                     2003                      2002
                                                                                         (POUND STERLING)          (Pound Sterling)
                                                                                                  MILLION                   million
                                                                                         ----------------          ----------------
(Decrease)/increase in bank loans                                                                     (63)                    1,273
Decrease in debenture loans                                                                            --                       (90)
Capital element of finance lease repayments                                                            (1)                       (2)
Increase/(decrease) in loans from Marconi plc and fellow subsidiaries of Marconi plc                   --                        13
Increase/(decrease) in loans to Marconi plc and fellow subsidiaries of Marconi plc                     24                      (160)
                                                                                         ----------------          ----------------
                                                                                                      (40)                    1,034
                                                                                         ----------------          ----------------

NOTES TO THE ACCOUNTS continued

24 Analysis of net monetary debt

                                                                              Acquisitions/
                                                                                  disposals
                                                                                 (excluding       Other      Exchange
                                                     At 1 April                    cash and    non-cash          rate  AT 31 MARCH
                                                           2002   Cash flow     overdrafts)     changes    adjustment         2003
                                                         (Pound      (Pound          (Pound      (Pound        (Pound       (POUND
                                                      Sterling)   Sterling)       Sterling)   Sterling)     Sterling)    STERLING)
                                                        million     million         million     million       million      MILLION
                                                    -----------   ---------   -------------   ---------    ----------   ----------
Cash at bank and in hand                                  1,296        (333)             --          --           (29)         934
Overdrafts                                                 (107)         83              --          --             2          (22)
                                                                  ---------
                                                                       (250)
                                                                  ---------
Liquid resources                                             65         159              --          --            --          224
                                                                  ---------
Amounts falling due within one year
     Bank loans                                          (2,288)         59              22        (115)          149       (2,173)
     Unsecured debenture loans                              (32)         --              --          31             1           --
     Bonds                                                   --          --                      (2,150)            3       (2,147)
     Finance leases                                          (9)          1               2           6            --           --
     Loans from Marconi plc and fellow subsidiaries
     of Marconi plc                                        (288)        (24)             --         (70)          (21)        (403)
     Loans to Marconi plc and fellow subsidiaries
     of Marconi plc                                         207          --              --        (207)           --           --
Amounts falling due after more than one year
     Bank loans                                             (32)          4              --          (6)            4          (30)
     Bonds                                               (2,147)         --              --       2,147            --           --
                                                                  ---------
                                                                         40
                                                    -----------   ---------   -------------   ---------    ----------   ----------
                                                         (3,335)        (51)             24        (364)          109       (3,617)
                                                    -----------   ---------   -------------   ---------    ----------   ----------

The reclassification of the Bonds reflects that, following non-payment of interest in March 2003, the Group believes that the Bonds were repayable on demand as at 31 March 2003.

The non-cash movement in bank loans results from the settling of an interest rate swap, an ESOP swap and a debenture loan by way of an increase in the Group's borrowings. The non-cash movement in loan due from and to Marconi plc mainly results from the impact of the scheme.

Bank loans of (Pound Sterling) 2,173 million, bonds of (Pound Sterling) 2,147 million and amounts due to Marconi plc and fellow subsidaries of (Pound Sterling) 403 million are either schemed or waived as described in note 1.

25 Acquisitions and disposals

A INVESTMENTS IN SUBSIDIARY COMPANIES

No subsidiaries were acquired in the year ended 31 March 2003.

Analysis of fair value of identifiable net assets of subsidiaries acquired

                                                                                                          2003                 2002
                                                                                              (POUND STERLING)     (Pound Sterling)
                                                                                                       MILLION              million
                                                                                              ----------------     ----------------

Tangible fixed assets                                                                                       --                    3
Debtors                                                                                                     --                    2
Creditors and provisions                                                                                    --                   (8)
Loan capital                                                                                                --                   (3)
                                                                                              ----------------     ----------------
                                                                                                            --                   (6)
                                                                                              ----------------     ----------------
Satisfied by:
     Cash paid                                                                                              --                   23
     Deferred consideration                                                                                 --                   10
                                                                                              ----------------     ----------------
                                                                                                            --                   33
                                                                                              ----------------     ----------------
Goodwill arising on acquisitions                                                                            --                   39
                                                                                              ----------------     ----------------

Deferred consideration paid in respect of prior acquisitions                                                --                   14
Adjustment to consideration in respect of prior acquisitions                                               (34)                 (77)
Additional fair value adjustments in respect of prior acquisitions                                          --                   14
                                                                                              ----------------     ----------------
Net reduction in goodwill                                                                                  (34)                 (10)
                                                                                              ----------------     ----------------

Following adjustment to non-cash consideration on the acquisition of MSI, Albany Partnership (APT) and Reltec, goodwill has been reduced by (Pound Sterling) 18 million, (Pound Sterling) 1 million and (Pound Sterling) 15 million respectively. In the year to 31 March 2002 adjustments to consideration were in respect of Splice Transmissao SA, MSI, Mariposa Technology, Inc and APT, Bosch Public Networks and Systems Management Specialists, Inc (SMS).

Goodwill arising in the year is attributable to the following:


                                                                                                          2003                 2002
                                                                                              (POUND STERLING)     (Pound Sterling)
                                                                                                       MILLION              million
                                                                                              ----------------     ----------------
     Northwood Technologies Inc.                                                                            --                   19
     Telit Networks S.p.A.                                                                                  --                   15
     Other                                                                                                  --                    5
                                                                                              ----------------     ----------------
Purchases in the year                                                                                       --                   39
                                                                                              ----------------     ----------------
     Metapath Software International, Inc.                                                                 (18)                 (19)
     Mariposa Technology, Inc                                                                               --                   (4)
     Splice Transmissao SA                                                                                  --                  (45)
     Bosch Public Networks                                                                                  --                    7
     Systems Management Specialists, Inc.                                                                   --                   14
     Reltec Corporation                                                                                    (15)                  --
     Albany Partnership                                                                                     (1)                  (2)
                                                                                              ----------------     ----------------
Adjustments to purchase consideration                                                                      (34)                 (49)
                                                                                              ----------------     ----------------
Net reductions in goodwill                                                                                 (34)                 (10)
                                                                                              ----------------     ----------------

NOTES TO THE ACCOUNTS continued

25 Acquisitions and disposals

B SALES OF INTERESTS IN SUBSIDIARIES

                                                    Marconi           Marconi
                                                    Applied            Mobile
                                               Technologies          Holdings                                2003              2002
                                                      Group            S.p.A.             Other             TOTAL             Total
                                           (Pound Sterling)  (Pound Sterling)  (Pound Sterling)  (POUND STERLING)  (Pound Sterling)
                                                    million           million           million           MILLION           million
                                           ----------------  ----------------  ----------------  ----------------  ----------------
Net assets sold
  Tangible fixed assets                                  18                38                19                75               452
  Investments in joint ventures and
  associates                                             --                --                --                --                97
  Inventory                                              23               191                35               249               240
  Debtors                                                19               264                35               318               536
  Net cash/overdrafts                                     2               (17)                2               (13)              316
  Borrowings (excluding overdrafts)                      --               (17)               (5)              (22)               --
  Taxation                                               --                (3)               (1)               (4)               --
  Creditors and provisions                              (14)             (163)              (69)             (246)             (846)
  Finance lease creditors                                --                --                (2)               (2)               --
  Goodwill                                                1               121                --               122               363
  Minority interests                                     --                (4)               (7)              (11)               --
  Retirement benefit deficit                             (5)              (33)               --               (38)               --
                                                        ---               ---               ---               ---             -----
                                                         44               377                 7               428             1,158
                                                        ---               ---               ---               ---             -----
Accounted for by:
  Cash consideration                                     48               338                 8               394             1,413
  Deferred consideration and accrued
  transaction costs                                      --                --                (1)               (1)              (76)
  Shares received                                        --                --                --                --               263
                                                        ---               ---               ---               ---             -----
Profit/(loss) on disposal                                 4               (39)               --               (35)              442
                                                        ---               ---               ---               ---             -----

Marconi Mobile Holdings S.p.A., the holding company for the Group's Strategic Communications business, was disposed of on 2 August 2002 and the Marconi Applied Technologies Group was disposed of on 12 July 2002.

In addition (Pound Sterling) 17 million was paid out to settle completion accounts adjustments for the disposals made during the year ended 31 March 2002 of Medical Systems, Data Systems, Commerce Systems and Marconi Optical Components.

C SALES OF INTERESTS IN JOINT VENTURES AND ASSOCIATES

On 24 February 2003, following approval from the High Court in the United Kingdom, Marconi Corporation plc completed a return of capital from Ultramast Limited (a joint venture company set up in December 2000 with Railtrack Telecom Services Limited) and settled all outstanding litigation relating to it. As a result of the transaction, Marconi received net cash proceeds of approximately (Pound Sterling) 41 million.

26 Post retirement benefits

Marconi operates defined benefit pension plans in the UK, US and Europe, and post retirement benefit plans in the US. The most significant plan is The GEC 1972 Plan (the UK Plan) in the UK. A full actuarial valuation for the UK Plan was carried out as at 5 April 2002 and a valuation for accounting purposes was carried out as at 31 March 2003 by independent qualified actuaries.

For the US Plans, full valuations were carried out at dates between 1 January 2002 and 31 March 2003 and updated as applicable to 31 March 2003 by independent qualified actuaries.

For the European unfunded plans, valuations were carried out for accounting purposes at 31 March 2003 by independent qualified actuaries.

The contributions made to the plans in the accounting period totalled (Pound Sterling) 20 million (2002: (Pound Sterling) 36 million). For the unfunded pension plans and the post retirement medical plans, payments are made when the benefits are provided.

Since April 2002, Company contributions to the UK Plan were 14.2% of pensionable pay, reducing to 8.2% on 1 November 2002. Other than Italy, where approximately 7.4% of pensionable pay is accrued, the Group is not making significant contributions to its overseas funded plans due to the high surpluses in the schemes at the time of the last funding valuations.

On 26 March 2003, the Group signed a funding agreement with the Pension Benefit Guaranty Corporation (PBGC) for the US defined benefit schemes. Under the agreement, the US businesses will recommence contributions from June 2003 for the normal cost of the schemes of $6 million per year plus enhanced contributions of $9 million per year. Additionally, proceeds from any disposal of a US business shall be used to fund scheme deficits.

The Group operates defined contribution schemes in addition to the defined benefit schemes listed. Contributions to these schemes amounted to (Pound Sterling) 7 million (2002: (Pound Sterling) 25 million).

The major assumptions used by the actuaries to determine the liabilities on a FRS 17 basis for the significant defined benefit plans are set out below:


                                                       AT 31 MARCH 2003             At 31 March 2002
                                                  ---------------------------  ---------------------------
                                                                  REST OF THE                  Rest of the
AVERAGE ASSUMPTIONS USED                           UK (% PA)     WORLD (% PA)  UK (% pa)      world (% pa)
------------------------                           ---------     ------------  ---------      ------------
Rate of general increase in salaries                   4.50%            4.17%      4.75%             4.23%
Rate of increase in pensions in payment                2.50%            1.50%      2.75%             1.50%
Rate of increase for deferred pensioners               2.50%              N/A      2.75%               N/A
Rate of credited interest                              4.00%              N/A      5.50%               N/A
Discount rate applied to liabilities                   5.25%            6.00%      6.00%             6.85%
Inflation assumption                                   2.50%            2.22%      2.75%             2.25%
                                                   ---------     ------------  ---------      ------------
Expected healthcare trend rates                          N/A      12% PRE AND        N/A        6% pre 65,
                                                                     POST 65,                    7.5% post
                                                                  REDUCING TO                 65, reducing
                                                                     6% AFTER                  to 5% after
                                                                         2012                         2005
                                                   ---------     ------------  ---------      ------------
Expected prescription drug trend rates                   N/A              15%        N/A               N/A
                                                                  REDUCING TO
                                                                     6% AFTER
                                                                         2012

The UK Plan provides benefits to members on the best of three bases. One of the bases is a money purchase underpin in which credited interest is applied to a percentage of members' contributions. The practice has been revised further between 31 March 2002 and 31 March 2003. The discretionary level of credited interest has been treated as a constructive obligation.

NOTES TO THE ACCOUNTS continued

26 Post retirement benefits continued
PENSION PLANS

The assets in the UK Plan and the expected rates of return were:

                                                         LONG-TERM          VALUE AT      Long-term          Value at
                                                          EXPECTED          31 MARCH       expected          31 March
                                                           RATE OF              2003        rate of              2002
                                                            RETURN  (POUND STERLING)         return  (Pound Sterling)
                                                                 %           MILLION              %           million
                                                          --------  ----------------       --------  ----------------
Equities                                                     8.25%               497          8.25%               685
Bonds                                                        4.84%             1,702          5.25%             1,322
Property                                                     6.75%               111          6.75%               108
Cash                                                         4.00%                30          4.00%               384
                                                             ----             ------          -----            ------
TOTAL MARKET VALUE OF ASSETS                                 5.65%             2,340          5.95%             2,499
Present value of plan liabilities                                             (2,535)                          (2,506)
                                                             ----             ------          -----            ------
Net pension liability before deferred tax                                       (195)                              (7)
Deferred tax asset                                                                --                               --
                                                             ----             ------          -----            ------
Net pension liability before and after deferred tax                             (195)                              (7)
                                                             ----             ------          -----            ------

The assets in the overseas plans and the expected rates of return were:

                                                         LONG-TERM          VALUE AT      Long-term          Value at
                                                          EXPECTED          31 MARCH       expected          31 March
                                                           RATE OF              2003        rate of              2002
                                                            RETURN  (POUND STERLING)         return  (Pound Sterling)
                                                                 %           MILLION              %           million
                                                          --------  ----------------       --------  ----------------
Equities                                                    10.00%                65          10.00%               89
Bonds                                                        6.00%                59           6.00%               71
Other                                                        9.00%                10           9.00%               18
                                                             -----             -----          ------            -----
TOTAL MARKET VALUE OF ASSETS                                 8.15%               134           8.30%              178
Present value of plan liabilities                                               (263)                            (259)
                                                             -----             -----          ------            -----
Net pension liability before deferred tax                                       (129)                             (81)
Deferred tax liability                                                            --                               (9)
                                                             -----             -----          ------            -----
Net pension liability after deferred tax                                        (129)                             (90)
                                                             -----             -----          ------            -----

OTHER POST RETIREMENT BENEFITS

Present value of plan liabilities and net pension liability
  before deferred tax                                                            (29)                             (38)
Deferred tax asset                                                                --                                9
                                                             -----             -----          ------            -----
Net pension liability after deferred tax                                         (29)                             (29)
                                                             -----             -----          ------            -----



ANALYSIS OF THE AMOUNT CHARGED TO OPERATING LOSS

                                           2003                                       2002
                                 (POUND STERLING) MILLION                    (Pound Sterling) million
                       --------------------------------------------  -------------------------------------------
                                  REST OF THE        POST                       Rest of the        Post
                                        WORLD  RETIREMENT                             world  retirement
                       UK PENSION   - PENSION     MEDICAL            UK Pension   - Pension     medical
                             PLAN       PLANS       PLANS     TOTAL        plan       plans       plans    Total
                       ----------   ---------     -------     -----  ----------   ---------     -------    -----
Current service cost           24          10          --        34          37          16           1       54
                              ---         ---         ---       ---         ---         ---         ---      ---
Past service cost              --          --          (1)       (1)         --          --          --       --
                              ---         ---         ---       ---         ---         ---         ---      ---
TOTAL SERVICE COST             24          10          (1)       33          37          16           1       54
                              ---         ---         ---       ---         ---         ---         ---      ---

26 Post retirement benefits continued
ANALYSIS OF OTHER AMOUNTS CHARGED TO PROFIT AND LOSS ACCOUNT

                                          2003                                        2002
                                (POUND STERLING) MILLION                     (Pound Sterling) million
                      --------------------------------------------  -------------------------------------------
                                  REST OF THE        POST                       Rest of the        Post
                                        WORLD  RETIREMENT                             world  retirement
                       UK PENSION   - PENSION     MEDICAL            UK Pension   - Pension     medical
                             PLAN       PLANS       PLANS     TOTAL        plan       plans       plans    Total
                       ----------   ---------     -------     -----  ----------   ---------     -------    -----
(Gain)/loss on settlements     --         (33)         --       (33)         (2)          4         (14)     (12)
(Gain)/loss on curtailments   (19)          3          (5)      (21)         --          --          --       --
                              ---         ---         ---       ---         ---         ---         ---      ---
NET (GAIN)/LOSS CHARGED TO
PROFIT AND LOSS ACCOUNT       (19)        (30)         (5)      (54)         (2)          4         (14)     (12)
                              ---         ---         ---       ---         ---         ---         ---      ---

Of the amounts above (Pound Sterling) 57 million was credited to non-operating exceptional items and (Pound Sterling) 3 million was charged to operating loss (2002: (Pound Sterling) 12 million credited to operating loss).

ANALYSIS OF THE AMOUNT CREDITED TO OTHER FINANCE INCOME

                                         2003                                         2002
                                (POUND STERLING) MILLION                    (Pound Sterling) million
                      --------------------------------------------  -------------------------------------------
                                  REST OF THE        POST                       Rest of the        Post
                                        WORLD  RETIREMENT                             world  retirement
                       UK PENSION   - PENSION     MEDICAL            UK Pension   - Pension     medical
                             PLAN       PLANS       PLANS     TOTAL        plan       plans       plans    Total
                       ----------   ---------     -------     -----  ----------   ---------     -------    -----
Expected return on pension
scheme assets                (144)        (13)         --      (157)       (174)        (47)         --     (221)
Interest on pension scheme
liabilities                   144          17           2       163         142          36           3      181
                              ---         ---         ---       ---         ---         ---         ---      ---
TOTAL FINANCE COST/(INCOME)    --           4           2         6         (32)        (11)          3      (40)
                              ---         ---         ---       ---         ---         ---         ---      ---
NET (INCOME)/COST               5         (16)         (4)      (15)          3           9         (10)       2
                              ---         ---         ---       ---         ---         ---         ---      ---

The net (income)/cost represents the operating charge plus curtailment and settlement gains and losses plus finance cost/(income).

ANALYSIS OF AMOUNT RECOGNISED IN THE CONSOLIDATED STATEMENT OF TOTAL RECOGNISED GAINS AND LOSSES (STRGL)


                                         2003                                        2002
                                (POUND STERLING) MILLION                    (Pound Sterling) million
                      --------------------------------------------  -------------------------------------------
                                  REST OF THE        POST                       Rest of the        Post
                                        WORLD  RETIREMENT                             world  retirement
                       UK PENSION   - PENSION     MEDICAL            UK Pension   - Pension     medical
                             PLAN       PLANS       PLANS     TOTAL        plan       plans       plans    Total
                       ----------   ---------     -------     -----  ----------   ---------     -------    -----
Expected return less actual
return on pension scheme
assets losses                 147          31          --       178         218          59          --      277
Experience losses and (gains)
arising on the scheme
liabilities                    (4)          3          (6)       (7)        (20)         10           1       (9)
Changes in assumptions
underlying the present value
of the scheme liabilities
losses                         66          24           8        98          52          29           2       83
                              ---         ---         ---       ---         ---         ---         ---      ---
ACTUARIAL LOSS RECOGNISED
IN STRGL                      209          58           2       269         250          98           3      351
                              ---         ---         ---       ---         ---         ---         ---      ---


The main element of the amount recognised in the STRGL in both years has resulted from the difference between the actual rate of return and expected rate of return on the plans' assets. For both years actual investment returns in the UK and US plans fell well below expected investment returns resulting in substantial asset losses.

The second largest element has been gains and losses resulting from changes in assumptions underlying the present value of the plans' liabilities. These have resulted principally from the changes in assumptions used at each year end for the Plan. These changes in assumptions have resulted in an increase in the present value of liabilities at 31 March 2003 compared with those calculated at 31 March 2002, and have given rise to a loss over the year.

NOTES TO THE ACCOUNTS continued

26 Post retirement benefits continued
MOVEMENT IN (DEFICIT)/SURPLUS DURING THE YEAR

                                         2003                                        2002
                                (POUND STERLING) MILLION                     (Pound Sterling) million
                       --------------------------------------------  -------------------------------------------
                                  REST OF THE        POST                       Rest of the        Post
                                        WORLD  RETIREMENT                             world  retirement
                       UK PENSION   - PENSION     MEDICAL            UK Pension   - Pension     medical
                             PLAN       PLANS       PLANS     TOTAL        plan       plans       plans    Total
                       ----------   ---------     -------     -----  ----------   ---------     -------    -----
(Deficit)/surplus at the
beginning of the year          (7)        (81)        (38)     (126)        220          18         (50)     188
Movement in year:
Current service cost          (24)        (10)         --       (34)        (37)        (16)         (1)     (54)
Past service cost              --          --           1         1          --          --          --       --
Contributions and benefit
payments                       26           7           4        37          26          10           5       41
Settlement gain/(loss)         --          33          --        33           2          (4)         14       12
Curtailment gain/(loss)        19          (3)          5        21          --          --          --       --
Other finance income/(charge)  --          (4)         (2)       (6)         32          11          (3)      40
Actuarial gain/(loss)        (209)        (58)         (2)     (269)       (250)        (98)         (3)    (351)
Foreign exchange               --         (13)          3       (10)         --          (2)         --       (2)
                             ----        ----        ----      ----        ----        ----        ----     ----
DEFICIT AT THE END OF THE
YEAR                         (195)       (129)        (29)     (353)         (7)        (81)        (38)    (126)
                             ----        ----        ----      ----        ----        ----        ----     ----

Contributions to the UK scheme of (Pound Sterling) 26 million (2002: (Pound Sterling) 26 million) include (Pound Sterling) 6 million (2002: (Pound Sterling)
Nil) due from owners of disposed business and are not contributions paid by the Group.

THE NET (DEFICIT) OR SURPLUS BEFORE DEFERRED TAXATION IS ANALYSED BY JURISDICTION AS FOLLOWS:

                                         2003                                         2002
                                (POUND STERLING) MILLION                     (Pound Sterling) million
                      --------------------------------------------  -------------------------------------------
                                  REST OF THE        POST                       Rest of the        Post
                                        WORLD  RETIREMENT                             world  retirement
                       UK PENSION   - PENSION     MEDICAL            UK Pension   - Pension     medical
                             PLAN       PLANS       PLANS     TOTAL        plan       plans       plans    Total
                       ----------   ---------     -------     -----  ----------   ---------     -------    -----
Surpluses                      --          --          --        --          --          28          --       28
Deficits                     (195)       (129)        (29)     (353)         (7)       (109)        (38)    (154)
                             ----        ----        ----      ----        ----        ----        ----     ----
NET DEFICIT AT THE END OF
THE YEAR                     (195)       (129)        (29)     (353)         (7)        (81)        (38)    (126)
                             ----        ----        ----      ----        ----        ----        ----     ----

HISTORY OF EXPERIENCE GAINS AND LOSSES

                                         2003                                        2002
                                (POUND STERLING) MILLION                    (Pound Sterling) million
                       --------------------------------------------  -------------------------------------------
                                  REST OF THE        POST                       Rest of the        Post
                                        WORLD  RETIREMENT                             world  retirement
                       UK PENSION   - PENSION     MEDICAL            UK Pension   - Pension     medical
                             PLAN       PLANS       PLANS     TOTAL        plan       plans       plans    Total
                       ----------   ---------     -------     -----  ----------   ---------     -------    -----
Difference between the
expected and actual return
on scheme assets losses:
amount ((Pound Sterling)
million)                      147          31          --       178         218          59          --      277
                             ----        ----       -----      ----        ----        ----        ----     ----
Percentage of scheme
assets (%)                    6.3%       23.1%         --       7.2%        8.7%       33.1%         --     10.3%
                             ----        ----       -----      ----        ----        ----        ----     ----
Experience losses and (gains)
on scheme liabilities:
amount ((Pound Sterling)
million)                       (4)          3          (6)       (7)        (20)         10           1       (9)
                             ----        ----       -----      ----        ----        ----        ----     ----
Percentage of the present
value of the scheme
liabilities (%)              (0.2)%       1.1%      (20.7)%    (0.3)%      (0.8)%       3.9%        2.6%    (0.3)%
                             ----        ----       -----      ----        ----        ----        ----     ----
Total amount recognised in
statement of total recognised
gains and losses:
amount ((Pound Sterling)
million)                      209          58           2       269         250          98           3      351
                             ----        ----       -----      ----        ----        ----        ----     ----
Percentage of the present
value of the scheme
liabilities (%)               8.2%       22.1%        6.9%      9.5%       10.0%       37.8%        7.9%    12.5%
                             ----        ----       -----      ----        ----        ----        ----     ----

27 Other information

A CONTINGENT LIABILITIES

                                                             GROUP                              COMPANY
                                             -----------------------------------   -----------------------------------
                                                         2003               2002               2003               2002
                                             (POUND STERLING)   (Pound Sterling)   (POUND STERLING)   (Pound Sterling)
                                                      MILLION            million            MILLION            million
                                             ----------------   ----------------   ----------------   ----------------
Contingent liabilities at year end                        20               10                2                2
                                                         ---              ---              ---              ---


Litigation

Contingent liabilities relate mainly to the cost of legal proceedings, which in the opinion of the directors, are not expected to have a materially adverse effect on the Group.

The Group is engaged in a number of legal proceedings relating to class shareholder actions, patent and other claims under contracts and in respect of a dispute in relation to the purchase of a shareholding. The Group is vigorously defending these cases, the estimated cost of which is disclosed above, and the directors currently believe that the claims are unlikely to be settled for amounts resulting in material cash or other asset outflows.

Guarantees

At 31 March 2003, the Group had provided third parties with guarantees, performance bonds and indemnities, the exercise of which is considered to be remote.

B CAPITAL EXPENDITURE

                                                             GROUP                               COMPANY
                                              -----------------------------------   -----------------------------------
                                                          2003               2002               2003               2002
                                              (POUND STERLING)   (Pound Sterling)   (POUND STERLING)   (Pound Sterling)
                                                       MILLION            million            MILLION            million
                                              ----------------   ----------------   ----------------   ----------------
Commitments contracted at year end                           4                  3                 --                 --
                                                           ---                ---                ---                ---

C OPERATING LEASES

                                                              GROUP                             COMPANY
                                              -----------------------------------   -----------------------------------
                                                          2003               2002               2003               2002
                                              (POUND STERLING)   (Pound Sterling)   (POUND STERLING)   (Pound Sterling)
                                                       MILLION            million            MILLION            million
                                              ----------------   ----------------   ----------------   ----------------
Charges in the year
  Land and buildings                                        21                 39                  2                  3
  Other items                                               14                 12                 --                 --
                                                           ---                ---                ---                ---
                                                            35                 51                  2                  3
                                                           ---                ---                ---                ---

Amounts payable under operating leases
which fall due in the next financial year

  Land and buildings, leases expiring
    Within one year                                          4                  3                  2                  2
    Between two and five years                              23                 10                 --                  1
    After five years                                         9                 44                 --                 --
  Other items, leases expiring
    Within one year                                          3                  3                 --                 --
    Between two and five years                               9                 13                 --                 --
    After five years                                        --                 --                 --                 --
                                                           ---                ---                ---                ---
                                                            48                 73                  2                  3
                                                           ---                ---                ---                ---

NOTES TO THE ACCOUNTS continued

27 Other information continued

D FEES PAID TO AUDITORS

                                                                   GROUP                             COMPANY
                                                     ----------------------------------  ----------------------------------
                                                                 2003              2002              2003              2002
                                                     (POUND STERLING)  (Pound Sterling)  (POUND STERLING)  (Pound Sterling)
                                                              MILLION           million           MILLION           million
                                                     ----------------  ----------------  ----------------  ----------------

Audit services                                                      1                 2                --                --
Audit-related services                                             13                 4                 6                 4
Tax services and other compliance work                              2                 2                --                 1
Business support and other services                                 1                 3                --                 3
                                                     ----------------  ----------------  ----------------  ----------------
                                                                   17                11                 6                 8
                                                     ----------------  ----------------  ----------------  ----------------

All business support and other services were awarded after a competitive tendering process had been undertaken.

Audit services is the cost of the annual Group audit. Audit related services include costs incurred during the restructuring process including an audit of the Group as at 30 September 2002.

Of the Group amounts shown above, (Pound Sterling) 13.3 million (2002: (Pound Sterling) 9.2 million) was charged to administrative expenditure and (Pound Sterling) 4.1 million (2002: (Pound Sterling) 1.4 million) against our disposal programme as a non-operating exceptional item. (Pound Sterling) 7.9 million (2002: (Pound Sterling) 5.0 million) of the amounts charged to administrative expenditure have been classified as exceptional items associated with the restructuring of the Group's activities of which (Pound Sterling) 7.9 million (2002: (Pound Sterling) 1.4 million) related to the costs of the financial restructuring. (Pound Sterling) Nil (2002: (Pound Sterling) 0.1 million) was capitalised as part of the investment in newly acquired subsidiaries.

28 Financial instruments

A TREASURY POLICIES AND ORGANISATION

The Group's treasury activities are coordinated by its treasury function which operates in accordance with policies and procedures approved by the Board. It does not operate as a profit centre. Treasury advises operational management on treasury matters and undertakes all derivative transactions. All treasury related transactions undertaken by our operating businesses are required to be in accordance with guidelines laid down by our central treasury function and comply with the Group risk management policies.

Short-term debtors and creditors have been excluded from all disclosures within note 28 except the currency profile.

Financial instruments

The Group has used financial instruments, including derivatives (principally interest rate swaps, cancellable interest rate swaps, currency swaps and forward foreign currency contracts) to manage interest rate and currency risk exposures. There was no such transactions outstanding at 31 March 2003.

It is the Group's policy that there is no trading in financial instruments, and all financial instruments are used for the purpose of financing or hedging identified exposures of the Group.

The main risks faced by the Group in the financial markets in the years ending 31 March 2003 and 31 March 2002 were liquidity risk, interest rate risk, foreign currency risk, counterparty risk and share price risk. The Board reviews and agrees policies for managing each of these, which are summarised below.

Liquidity risk

The Group has funded its activities through cash generated from its operational activities, the proceeds of disposals, bank borrowings and the debt capital markets.

The Group's gross borrowings as at 31 March 2003 were (Pound Sterling) 4,775 million (2002: (Pound Sterling) 4,903 million) and the reduction of (Pound Sterling) 128 million primarily reflected the repayment of local borrowings in Italy as a result of the disposal of the Strategic Communications businesses, and a substantial reduction in the sterling value of the US$ denominated debt due to foreign exchange movements, offset by an increase in liabilities to Marconi plc and fellow subsidiaries of the Marconi plc Group.

At 31 March 2003, the Group's cash and liquid resources totalled (Pound Sterling) 1,158 million (2002: (Pound Sterling) 1,361 million), of which (Pound Sterling) 515 million (2002: (Pound Sterling) 277 million) was denominated in sterling, (Pound Sterling) 282 million (2002: (Pound Sterling) 726 million) in US dollars, (Pound Sterling) 308 million (2002: (Pound Sterling) 239 million) in Euro and the balance of (Pound Sterling) 53 million (2002: (Pound Sterling) 119 million) in other currencies.

At 31 March 2003, the Group had Euro 2.9 billion (2002: Euro 3.6 billion) of bank facilities. At 31 March 2003 and 31 March 2002 all facilities were payable on demand and there were no undrawn committed borrowing facilities.

28 Financial instruments continued

A TREASURY POLICIES AND ORGANISATION continued

As previously disclosed, as at 31 March 2003, the majority of the Group's cash resources were held in secured accounts which were subject to interim security arrangements in favour of the Group's syndicate banks and bondholders (including the bond trustees) and also to one of the ESOP Derivative Banks (who committed to support the proposed restructuring within the required period). The secured accounts were created at the end of April 2002 in accordance with the previously disclosed lock box arrangements entered into in favour of the syndicate banks and bondholders. The interim security arrangements contemplated by the Heads of Terms were implemented on 13 September 2002, the balance of the secured cash amounted to (Pound Sterling) 771 million at 31 March 2003. The security over the lockbox accounts was released on 24 April 2003 and, as at 19 May, all restrictions upon the accounts were lifted.

Interest rate risk

It has in the past been Group policy to maintain at least 50% of debt at fixed rates of interest. The term structure of interest rates was managed in observance of this policy using derivative financial instruments such as interest rate swaps. However, due to the restructuring process described above, this has been superseded by the requirement to manage immediate liquidity including the cancellation of all outstanding derivatives positions. Consequently, during the financial year, out-of-the-money interest rate swap arrangements with fair value (Pound Sterling) 83 million were converted to new loan agreements, and cash proceeds of (Pound Sterling) 8 million were received from unwinding in-the-money interest rate swap arrangements. At 31 March 2003, 50% (2002: 57%) of our interest-bearing borrowings were at fixed rates after taking account of interest rate swaps. Of this total, 26% (2002: 43%) were at fixed dollar rates of interest and 24% (2002: 14%) were at fixed euro rates of interest.

In the year ended 31 March 2003, the average interest rate received on cash and liquid investments was approximately 2.2% per annum. The largest proportion of investments was in US$ deposits. The Group held an average of $788 million in US$ deposits, earning an average interest rate of 1.6% per annum.

Due to the proportion of fixed rate debt, the Group's interest charge has limited exposure to interest rate movements. Consequently an increase in market interest rates of one percentage point would have increased loss before taxation in the year ended 31 March 2003 by approximately (Pound Sterling) 14 million (2002: (Pound Sterling) 12 million).

Foreign exchange risk

The Group is exposed to movements in foreign exchange rates against sterling for both trading transactions and the translation of net assets and the profit and loss accounts of overseas subsidiaries. The main trading currencies of the Group are the US dollar, sterling and the euro.

The foreign currency management policy of the Group seeks to minimise the impact of fluctuations in exchange rates on future cash flows and requires subsidiaries to hedge firm transaction exposures against their local currency at the time the exposure is identified. These exposures are hedged by the use of spot and forward exchange contracts.

The Group has overseas subsidiaries that earn profits or incur losses in their local currencies. It is not the Group's policy to hedge the exposures arising from the translation of these overseas results into sterling.

However, approximately 78% of gross borrowings were denominated in foreign currencies in order to form a hedge for investments in currencies other than sterling. Of these, 55%, denominated in US dollars, formed a hedge for our investment in the United States, and 22%, denominated in euro, formed a hedge for the Group's investment in the euro zone.

Under UK tax regulations, the Group is exposed to tax on changes in the translations into sterling of its foreign currency borrowings. The Group has in the past had outstanding derivative contracts with certain of its banks to eliminate the cash flow exposure resulting from these tax payments. No such contracts were outstanding in the year ended 31 March 2003.

The Group has subsidiaries in most of the European countries which have converted to the euro, and the major subsidiaries are located in Italy and Germany. Internal Group reporting from companies in the eurozone was switched to the euro on 1 April 2001. The programme to ensure that all eurozone subsidiaries convert in a timely and efficient manner has now been brought to a successful conclusion.

Exchange rate sensitivity


                                                                            Percentage reduction in Group reported
                                                                           sterling operating loss before goodwill
10% reduction in the value of:                                                  amortisation and exceptional items
------------------------------                                             ---------------------------------------

US dollar                                                                                                    (1.4)
Euro-traded currencies                                                                                       (4.9)
Other                                                                                                        (0.8)
                                                                                                             -----
Total                                                                                                        (7.1)
                                                                                                             -----

NOTES TO THE ACCOUNTS continued


28 Financial instruments continued

A TREASURY POLICIES AND ORGANISATION continued

Counterparty risk

All deposits are made with creditworthy and authorised counterparties. All forward contracts, swaps, and other derivative contracts, as described above, are similarly managed to ensure that the benefits of such financial hedging are subject to controlled counterparty risk.

As at 31 March 2003, the Group had vendor finance commitments of approximately (Pound Sterling) 42 million (2002: (Pound Sterling) 100 million) of which (Pound Sterling) 38 million (2002: (Pound Sterling) 58 million) had been drawn.

The Group, like its competitors, continues to experience demand for financing from its customers. However, this demand has decreased significantly due to market conditions and the Group's focus on its core base of incumbent carrier customers. When the Group has supported customer financing requests, it has significantly limited its own risk by: i) leveraging funds from third party financiers' having strategic interests aligned with the Group, and ii) developing innovative commercial alternatives that do not involve long-term cash investments from Marconi. Through these actions, the Group has satisfactorily accommodated most customer financing requests and will not require Group cash resources to fund these activities in the foreseeable future.

In addition the Group uses export credit agencies to assist in managing political and credit risks on major contracts and makes extensive use of export credit insurance in respect of small to medium-sized contracts.

Contract bonding facilities

Some customers in the telecommunications market require that bank bonds or surety bonds (issued by insurance companies) are provided to guarantee performance of the supplier. Marconi Group companies had (Pound Sterling) 163 million of bonds outstanding as at 31 March 2003 with both banks and insurance companies worldwide. The reduction from (Pound Sterling) 500 million of bonds outstanding at 31 March 2002 was mainly as a result of the disposal of Strategic Communications. Some of these facilities are covered by counter-indemnities from Marconi Corporation plc and others have individual indemnities from other Group companies. The Group's bonding has normally been provided on an uncommitted basis. As a consequence of the Group's ongoing financial restructuring, substantially all new bonds currently have to be cash collateralised. Since February 2002, Marconi Bonding Limited (a special purpose vehicle used substantially for this purpose) has procured the issue of approximately (Pound Sterling) 135 million of performance bonding (on a fully cash collateralised basis) on behalf of other Group companies.

Insurance risk management

The Group manages centrally the purchase of global insurance policies in respect of major insurable risks, including property (material damage/business interruption), directors' and officers and public and products liability. The Group has maintained the types of property and liability insurance which the directors regard as appropriate given the nature of the risks run in the course of its business, and for amounts which they consider adequate. When considering the appropriateness of insurance cover, the directors have made detailed assessments of insurable risks using both in-house professionals and the advice of insurance brokers. The directors have determined what they believe to be the appropriate level of cover having regard, among other things, to the Group's loss record, the industry in which it operates, its risk tolerance level, the cost of cover relative to the risk, customer and legal requirements and any relevant and available information on the levels of cover typically purchased by other comparable companies which operate in the Group's industry.

The use of global policies and centrally appointed brokers allows the Group to improve internal control and optimise the overall level of retained risk. Risk management and insurance spend are concentrated on those insurable risks which are considered potentially catastrophic to the Group as a whole. The Group continues to work with its insurers and advisers to improve its loss prevention and mitigation processes. Insurance market conditions are currently very challenging and premium rates have increased substantially. However, the Group benefits from good relationships with its major insurers.

Marconi plc share price risk

The Group has, in the past, issued share options to it employees under a number of different option plans, collectively known as the Employee Share Option Plans ("ESOP"). Under these plans, options may be satisfied by way of a transfer of existing Marconi plc ordinary shares acquired in the market by an employee trust or other vehicle, or, under some of the plans only, by an issue of new Marconi plc shares.

From January 2000, in order to hedge part of the potential cost of the plans estimated at that time, the independent trustee of the MET, Bedell Cristin Trustees Limited ("BCTL"), entered into swap contracts with three financial institutions (the ESOP Derivative Banks) to purchase a total of 40 million shares in the future at prices which were fixed at the date of contract. At 31 March 2003, the purchase of 38.5 million under these contracts was outstanding. The Group's maximum exposure under the contracts was (Pound Sterling) 337 million, plus accrued finance charges. Certain contracts require BCTL to deposit cash collateral with the relevant ESOP Derivative Banks if the share price falls to certain levels stipulated in those contracts. The Group, at the request of Marconi plc, has funded the provision of this collateral. At 31 March 2003, (Pound Sterling) 214 million of collateral, the maximum amount of collateral payable under these contracts, had been paid. No further collateral will become due.

Due to the substantial deterioration in the Group's share price, only limited amounts of options with zero exercise price have been or are likely to be exercised. Following completion of the proposed restructuring, existing Marconi plc options will no longer be exercisable.

The remaining principal amount of (Pound Sterling) 123 million under these contracts, is the subject of claims brought against the Group by the ESOP Derivative Banks. As part of the financial restructuring, it was agreed on that (Pound Sterling) 35 million would be paid to the ESOP Derivative Banks to settle these claims. As a result, the balance sheet provision against these claims and the fair value of these claims has been reduced accordingly.

28 Financial instruments continued

B CURRENCY AND INTEREST RATE RISK PROFILE OF FINANCIAL LIABILITIES

Financial assets

After taking into account interest rate swaps and forward currency contracts, the interest rate profile of the Group's financial assets at 31 March 2003 and 31 March 2002 were:

                                                                                                                       NON-INTEREST
                                                  FLOATING      FIXED    NON-INTEREST                                       BEARING
                                        TOTAL         RATE       RATE         BEARING       FIXED RATE                     WEIGHTED
                                       (POUND       (POUND     (POUND          (POUND          AVERAGE      WEIGHTED        AVERAGE
                                    STERLING)    STERLING)  STERLING)       STERLING)    INTEREST RATE        PERIOD         PERIOD
31 MARCH 2003                         MILLION      MILLION    MILLION         MILLION                %         YEARS          YEARS
-------------                       ---------    ---------  ---------    ------------    -------------      --------    -----------
Sterling                                  515          515         --              --               --            --             --
US dollars                                282          282         --              --               --            --             --
Euro                                      310          308         --               2               --            --            1.8
Other                                      53           53         --              --               --            --             --
                                    ---------    ---------  ---------    ------------    -------------      --------    -----------
Total                                   1,160        1,158         --               2               --            --            1.8
                                    ---------    ---------  ---------    ------------    -------------      --------    -----------
  Cash at bank and in hand (note 18b)     934          934         --              --
  Liquid resources (note 18b)             224          224         --              --
  Long-term debtors and amounts
       recoverable on contracts             2           --         --               2
                                    ---------    ---------  ---------    ------------
                                        1,160        1,158         --               2
                                    ---------    ---------  ---------    ------------


                                                                                                                       Non-interest
                                                  Floating      Fixed    Non-interest                                       bearing
                                        Total         rate       rate         bearing       Fixed rate                     weighted
                                       (Pound       (Pound     (Pound          (Pound          average      Weighted        average
                                    Sterling)    Sterling)  Sterling)       Sterling)    interest rate        period         period
31 March 2002                         million      million    million         million                %         years          years
-------------                       ---------    ---------  ---------    ------------    -------------       -------   ------------
Sterling                                  277          277         --              --               --            --             --
US dollars                                726          726         --              --               --            --             --
Euro                                      255          239         --              16               --            --            1.4
Other                                     119          119         --              --               --            --             --
                                    ---------    ---------  ---------    ------------    -------------       -------   ------------
Total                                   1,377        1,361         --              16               --            --            1.4
                                    ---------    ---------  ---------    ------------    -------------       -------   ------------
Analysed between
  Cash at bank and in hand (note 18b)   1,296        1,296         --              --
  Liquid resources (note 18b)              65           65         --              --
  Long-term debtors and amounts
       recoverable on contracts            16           --         --              16
                                    ---------    ---------   --------    ------------
                                        1,377        1,361         --              16
                                    ---------    ---------   --------    ------------

NOTES TO THE ACCOUNTS continued


28 Financial instruments continued

B CURRENCY AND INTEREST RATE RISK PROFILE OF FINANCIAL LIABILITIES continued

Financial liabilities

After taking into account interest rate swaps and forward currency contracts, the interest rate profile of the Group's financial liabilities at 31 March 2003 and 31 March 2002 were:

                                                                                                                       NON-INTEREST
                                                  FLOATING      FIXED    NON-INTEREST                                       BEARING
                                        TOTAL         RATE       RATE         BEARING       FIXED RATE                     WEIGHTED
                                       (POUND       (POUND     (POUND          (POUND          AVERAGE      WEIGHTED        AVERAGE
                                    STERLING)    STERLING)  STERLING)       STERLING)    INTEREST RATE        PERIOD         PERIOD
31 MARCH 2003                         MILLION      MILLION    MILLION         MILLION                %         YEARS          YEARS
-------------                       ---------    ---------  ---------    ------------    -------------      --------    -----------
Sterling                                1,072          693         --             379               --            --             --
US dollars                              2,613        1,480      1,123              10              8.1          17.4             --
Euro                                    1,067           --      1,053              14              6.1           5.3             --
Other                                      23           23         --              --               --            --             --
                                    ---------    ---------  ---------    ------------    -------------       -------    -----------
Total                                   4,775        2,196      2,176             403              7.1          11.5             --
                                    ---------    ---------  ---------    ------------    -------------       -------    -----------
Analysed between
    Borrowings (note 20)                4,775        2,196      2,176             403
                                    ---------    ---------  ---------    ------------
                                        4,775        2,196      2,176             403
                                    ---------    ---------  ---------    ------------
Maturity profile of
 financial liabilities
 In one year or less, or on demand      4,745
 In more than one year, but no more
 than two years                             9
 In more than two years, but no more
 than five years                           11
 In more than five years                   10
                                    ---------
                                        4,775
                                    ---------

                                                                                                                       Non-interest
                                                  Floating      Fixed    Non-interest                                       bearing
                                        Total         rate       rate         bearing       Fixed rate                     weighted
                                       (Pound       (Pound     (Pound          (Pound          average      Weighted        average
                                    Sterling)    Sterling)  Sterling)       Sterling)    interest rate        period         period
31 March 2002                         million      million    million         million                %         years          years
-------------                       ---------    ---------  ---------    ------------    -------------       -------   ------------
Sterling                                  971          680         --             291               --            --            1.9
US dollars                              2,842          809      2,010              23              7.3          13.9            2.1
Euro                                    1,049          403        643               3              6.3           7.7            1.7
Other                                      70           70         --              --               --            --             --
                                    ---------    ---------  ---------    ------------    -------------       -------    -----------
Total                                   4,932        1,962      2,653             317              7.1          12.4            2.1
                                    ---------    ---------  ---------    ------------    -------------       -------    -----------
Analysed between
    Borrowings (note 20)                4,903        1,962      2,653             288
    Long-term trade creditors and
    payments in advance                    29           --         --              29
                                    ---------    ---------  ---------    ------------
                                        4,932        1,962      2,653             317
                                    ---------    ---------  ---------    ------------
Maturity profile of
 financial liabilities
 In one year or less, or on demand      2,724
 In more than one year, but no more
 than two years                            25
 In more than two years, but no more
 than five years                          326
 In more than five years                1,857
                                    ---------
                                        4,932
                                    ---------

Floating rate borrowings and assets bear interest based on relevant national LIBOR equivalents.

28 Financial instruments continued

C CURRENCY PROFILE

At 31 March 2003 and 31 March 2002, after taking into account the effects of currency swaps and forward foreign exchange contracts, the Group's currency exposures, excluding borrowings treated as hedges, were:

FUNCTIONAL CURRENCY OF GROUP OPERATION

                                                 NET FOREIGN CURRENCY MONETARY ASSETS/(LIABILITIES)
                                 ------------------------------------------------------------------------------
                                        STERLING            US DOLLARS                EURO                OTHER               TOTAL
                                (POUND STERLING)      (POUND STERLING)    (POUND STERLING)     (POUND STERLING)    (POUND STERLING)
31 MARCH 2003                            MILLION               MILLION             MILLION              MILLION             MILLION
-------------                   ----------------      ----------------    ----------------     ----------------    ----------------
Sterling                                      --                  (440)               (372)                  12                (800)
US dollars                                    --                    --                  --                    9                   9
Euro                                          17                    24                  --                    4                  45
Other                                          8                    13                   2                   --                  23
                                ----------------      ----------------    ----------------     ----------------    ----------------
Total                                         25                  (403)               (370)                  25                (723)
                                ----------------      ----------------    ----------------     ----------------    ----------------


                                                 Net foreign currency monetary assets/(liabilities)
                                -------------------------------------------------------------------------------
                                        Sterling            US dollars                Euro                Other               Total
                                (Pound Sterling)      (Pound Sterling)    (Pound Sterling)     (Pound Sterling)    (Pound Sterling)
31 March 2002                            million               million             million              million             million
-------------                   ----------------      ----------------    ----------------     ----------------    ----------------
Sterling                                      --                   (16)               (193)                  20                (189)
US dollars                                    --                    --                  --                   26                  26
Euro                                          17                    --                  --                   15                  32
Other                                          2                     3                  --                   --                   5
                                ----------------      ----------------    ----------------     ----------------    ----------------
Total                                         19                   (13)               (193)                  61                (126)
                                ----------------      ----------------    ----------------     ----------------    ----------------

The Group's net monetary debt and net assets by currency at 31 March 2003 and 31 March 2002 were:

FUNCTIONAL CURRENCY OF GROUP OPERATION

                                                                                       NET
                                                                            (LIABILITIES)/
                                                                                    ASSETS
                                                                                BEFORE NET                   NET                NET
                                                                                  MONETARY              MONETARY     (LIABILITIES)/
                                                                                      DEBT                  DEBT             ASSETS
                                                                          (POUND STERLING)      (POUND STERLING)   (POUND STERLING)
31 MARCH 2003                                                                      MILLION               MILLION            MILLION
-------------                                                             ----------------      ----------------   ----------------
Sterling                                                                            (1,562)               (3,314)            (4,876)
US dollars                                                                           1,315                    17              1,332
Euro                                                                                    61                    86                147
Other                                                                                  140                    14                154
                                                                          ----------------      ----------------   ----------------
Total                                                                                  (46)               (3,197)            (3,243)
                                                                          ----------------      ----------------   ----------------


                                                                                       Net
                                                                            (liabilities)/
                                                                                    assets
                                                                                before net                  Net                 Net
                                                                                  monetary             monetary      (liabilities)/
                                                                                      debt                 debt              assets
                                                                          (Pound Sterling)     (Pound Sterling)    (Pound Sterling)
31 MARCH 2002                                                                      million              million             million
-------------                                                             ----------------     ----------------    ----------------
Sterling                                                                            (1,244)              (3,398)             (4,642)
US dollars                                                                           2,083                   52               2,135
Euro                                                                                   329                   17                 346
Other                                                                                  151                   (6)                145
                                                                          ----------------     ----------------    ----------------
Total                                                                                1,319               (3,335)             (2,016)
                                                                          ----------------     ----------------    ----------------

NOTES TO THE ACCOUNTS continued


28 Financial instruments continued

D FAIR VALUES OF FINANCIAL ASSETS AND LIABILITIES

The book values and fair values of the Group's financial assets and liabilities at 31 March 2003 and 31 March 2002 were:

                                                                          BOOK VALUE                          FAIR VALUE
                                                             ----------------------------------  ----------------------------------
                                                                         2003              2002              2003              2002
                                                             (POUND STERLING)  (Pound Sterling)  (POUND STERLING)  (Pound Sterling)
                                                                      MILLION           million           MILLION           million
                                                             ----------------  ----------------  ----------------  ----------------
Short-term financial liabilities and current portion
of long-term borrowings                                                (4,745)           (2,436)           (1,068)           (2,436)
Long-term borrowings and long-term financial liabilities                  (30)           (2,208)              (30)             (707)
Financial assets                                                        1,160             1,377             1,160             1,376
Interest rate swaps                                                        --                --                --                (1)
Equity swaps                                                              (35)             (160)              (35)             (160)
                                                             ----------------  ----------------  ----------------  ----------------

The fair values of the traded outstanding long-term borrowings and tax equalisation swaps have been determined by references available from the markets on which the instruments are traded. Forward foreign currency contracts, interest rate swaps and other fair values have been calculated by discounting cash flows at prevailing interest rates.

The book value of the equity swap reflects the existing provisions in respect of the share option scheme exposures to which the swap relates. The fair value includes accrued interest of (Pound Sterling) 44 million (2002: (Pound Sterling) 40 million) which is fully provided for in the book value. The book and fair values are net of collateral paid of (Pound Sterling) 214 million (2002: (Pound Sterling) 214 million).

E GAINS AND LOSSES ON HEDGES

The Group enters into forward foreign exchange contracts to eliminate the currency exposure arising on sales and purchases denominated in foreign currencies as soon as there is a firm contractual commitment. It also uses interest rate swaps to manage its interest rate profile.

An analysis of these unrecognised gains and losses is as follows:


                                                                                                                       Total net
                                                                                                                          gains/
                                                                           Gains                  Losses                (losses)
                                                                (Pound Sterling)        (Pound Sterling)        (Pound Sterling)
                                                                         million                 million                 million
                                                                ----------------        ----------------        ----------------
Unrecognised gains and losses on hedges at 1 April 2002                       23                     (24)                     (1)
Gains and losses arising in previous years
that were recognised in the year                                              23                     (24)                     (1)
                                                                ----------------        ----------------        ----------------
Gains and losses arising before 1 April 2002
that were not recognised in the year                                          --                      --                      --
Gains and losses arising in the year to 31 March 2003
that were not recognised in the year                                          --                      --                      --
                                                                ----------------        ----------------        ----------------
Unrecognised gains and losses on hedges at 31 March 2003                      --                      --                      --
                                                                ----------------        ----------------        ----------------

(Pound Sterling) 1 million of the gains and (Pound Sterling) 1 million of the losses unrecognised at 31 March 2002 were expected to have been recognised in the profit and loss account for the year ended 31 March 2003.

In addition to the amounts disclosed above, cumulative aggregate gains of (Pound Sterling) 14 million and losses of (Pound Sterling) 60 million in respect of terminated interest rate swaps were carried forward in the balance sheet as at 31 March 2003 pending their recognition in the profit and loss account (2002: gains of (Pound Sterling) 27 million). All of these gains and losses are expected to be recognised in the profit and loss account in the next accounting period (2002: gains of (Pound Sterling) 11 million). Aggregate related gains of (Pound Sterling) 11 million from previous years were recognised in the profit and loss account in the year (2002: (Pound Sterling) 12 million).

29 POST BALANCE SHEET EVENTS

In addition to the events described in note 1 and note 22, an IT outsourcing agreement was agreed in principle with CSC International Systems Management Inc in February 2003 and was signed 27 May 2003. Under the terms of the agreement tangible fixed assets with an approximate net book value of (Pound Sterling) 17 million and 420 employees were transferred to CSC International Systems Management Inc. Consideration of (Pound Sterling) 26 million was received upon the disposal.

STATISTICAL INFORMATION 2000 TO 2003

                                                                                           2003        2002        2001        2000
                                                                                         (POUND      (Pound      (Pound      (Pound
                                                                                      STERLING)   Sterling)   Sterling)   Sterling)
                                                                                        MILLION     million     million     million
                                                                                      ---------   ---------   ---------   ---------
Sales

Continuing operations                                                                     1,914       2,906       4,626       3,566
Discontinued operations                                                                      88       1,404       2,027       1,871
Share of joint ventures                                                                      --         257         289         287
Total                                                                                     2,002       4,567       6,942       5,724
                                                                                      ---------   ---------   ---------   ---------
Group operating profit/(loss)
Continuing operations, excluding goodwill amortisation and exceptional items(1)            (308)       (474)        732         704
Total                                                                                      (729)     (6,115)         29        (165)
(Loss)/profit before taxation
Continuing operations, excluding goodwill amortisation and exceptional items               (599)       (674)        653         669
Total                                                                                    (1,328)     (5,865)        (56)        538
(Loss)/earnings per share
Continuing operations, excluding goodwill amortisation and exceptional items(1)           (17.2P)     (22.8p)      15.9p       17.4p
Basic                                                                                     (39.9P)    (212.0p)      (9.6p)      19.8p

Equity dividends                                                                             --          --          --         349
Per share                                                                                   NIL         Nil         Nil       12.36p
                                                                                      ---------   ---------   ---------   ---------
Retained (loss)/profit                                                                   (1,144)     (6,076)       (273)        188
                                                                                      ---------   ---------   ---------   ---------
Goodwill                                                                                    597         877       5,395       4,397
Fixed assets                                                                                243         522       1,142         758
Investments                                                                                  63         250         591       1,626
Stocks and contracts in progress                                                            234         720       1,721         946
Debtors                                                                                     613       1,504       2,735       2,248
Net monetary debt(2)                                                                     (3,617)     (3,335)     (3,782)     (2,693)
                                                                                      ---------   ---------   ---------   ---------
                                                                                         (1,867)        538       7,802       7,282
Liabilities(3)                                                                           (1,465)     (2,554)     (3,368)     (2,744)
                                                                                      ---------   ---------   ---------   ---------
                                                                                         (3,332)     (2,016)      4,434       4,538
                                                                                      ---------   ---------   ---------   ---------
Financed by

Equity shareholders' interests                                                           (3,335)     (2,028)      4,419       4,522
Minority interests                                                                            3          12          15          16
                                                                                      ---------   ---------   ---------   ---------
                                                                                         (3,332)     (2,016)      4,434       4,538
                                                                                      ---------   ---------   ---------   ---------

NOTES

1 Continuing operations, as used in the table above, reflects the historical track record of those businesses, excluding share of joint ventures.

2 Net monetary (debt)/funds are as described in note 24 to the accounts.

3 Liabilities includes Retirement benefit scheme surpluses and deficits.

INFORMATION FOR SHAREHOLDERS

Financial calendar

29 May 2003              Preliminary Statement published for the year ended 31 March 2003.
21 July 2003*            Annual Report and Accounts and Notice of Annual General Meeting posted to shareholders.
17 July 2003*            Trading Update.
29 August 2003*          Quarterly Report.
8 September 2003         Annual General Meeting.
23 October 2003*         Trading Update.
13 November 2003*        Interim Statement published for the six months ending 30 September 2003.

* provisional dates


UK taxation

TAX CONSEQUENCES OF RECEIVING NEW SHARES AND WARRANTS FOLLOWING THE RESTRUCTURING OF 19 MAY 2003

The receipt of new ordinary shares of 5p each and warrants in Marconi Corporation plc will be treated as a part disposal of Marconi plc shares which may, depending on individual circumstances and the availability of applicable exemptions or reliefs, result in an allowable loss or a chargeable gain for the purposes of UK tax on capital gains.

The disposal will be treated as being for the market value of the shares and warrants received and the proportion of the base cost in the Marconi plc shares which is allowed as a deduction from the disposal proceeds shall be:

A/(A + B), where:
A = the market value of new shares and warrants; and B = the market value of Marconi plc shares immediately following the issue of the new shares and warrants.

Based upon published Revenue guidance on valuation, A should be calculated as follows:

o   The market value of new shares
    = 58.875p x the number of new shares received

    plus

o   The market value of warrants
    = 25.5p x the number of warrants received.

B should be the "negligible value" explained below in the section headed "Negligible value claims in relation to Marconi plc shares".

It is expected that in the majority of cases, the part disposal will result in an allowable loss.

The UK Inland Revenue has confirmed that there will be no charge to income tax on the receipt of new shares and warrants.

Notwithstanding that shareholders will be treated as making a part disposal of Marconi plc shares for market value of the shares and, if applicable, warrants received, they will have no base cost in the new shares received. Shareholders may realise a chargeable gain on a sale of new shares for market value immediately following receipt. It is, however, anticipated that in the majority of cases the allowable loss arising on the part disposal would be sufficient to shelter this chargeable gain, although this is dependent on the particular circumstances of each shareholder.

The UK Inland Revenue has confirmed that the base cost of any warrants received will be their market value on issue.

NEGLIGIBLE VALUE CLAIMS IN RELATION TO MARCONI PLC SHARES

If the Marconi plc shares become of negligible value (which is anticipated to be the case following the restructuring becoming effective), to the extent that Marconi plc shares are not treated as disposed of on receipt of new shares and warrants, claims may be made to the UK Inland Revenue that they have become of negligible value. On any claim being accepted, shareholders will be treated as having disposed of Marconi plc shares and reacquired them at market value, thus enabling them to realise a further loss for the purposes of taxation of chargeable gains. The disposal will be deemed to have been made in the year in which the Inland Revenue accepts the claim or at any earlier time specified in the claim provided that (i) the shareholders owned the shares at that earlier time (ii) the shares were of negligible value at that earlier time and (iii) that earlier time is not more than two years before the beginning of the year of assessment in which the claim is made.

USE OF ALLOWABLE LOSSES

Any allowable loss realised by making a part disposal or a negligible value claim will be set off against any chargeable gains realised in the year in which the disposal is made or, in the case of a negligible value claim, the year specified in any claim, and to the extent that this is not possible, the capital loss can be carried forward and set against chargeable gains arising in subsequent years.

It should be noted that in the case of an individual, the amount of the allowable loss will be set against any chargeable gains made in the relevant year of assessment before any annual exemption from capital gains tax (which is (Pound Sterling) 7,700 for the 2002/03 tax year) for that year is taken into account. Accordingly the benefit of the annual exemption would be lost save to the extent that the chargeable gains exceed the allowable losses.

SHAREHOLDER SERVICES

THE MARCONI REGISTRAR                                                    AMERICAN DEPOSITORY RECEIPTS (ADRS)
Enquiries concerning shareholdings in Marconi Corporation plc such as    The Company has appointed The Bank of New York as its
a change of address, dividend payments and share certificates should     Depository in respect of its ADR programme. The contact
be addressed to:                                                         details for The Bank of New York are as follows:

The Marconi Registrar                                                    The Bank of New York
Computershare Investor Services PLC                                      Investor Relations
PO Box 82                                                                PO Box 11258
The Pavilions                                                            Church Street Station
Bridgwater Road                                                          New York
Bristol                                                                  NY 10286-1258
BS99 7NH                                                                 USA

Telephone: +44 (0)870 702 0118                                           Telephone:
Facsimile: +44 (0)870 703 6116                                           +1 888 BNY ADRS
                                                                         (US callers -- toll free)
THE MARCONI CORPORATION SHARE PURCHASE SCHEME                            +1 (610) 312 5315
The Company has appointed NatWest Stockbrokers Ltd to manage             Email: shareowners@bankofny.com
the Marconi Corporation Share Purchase Scheme, a facility open to        Website: www.adrbny.com
individual shareholders who wish to acquire additional Marconi
Corporation shares.                                                      ADR holders may obtain a copy of the Company's annual
                                                                         report and accounts from The Bank of New York.
Details can be obtained by writing to or telephoning:
                                                                         SHARE PRICE INFORMATION
The Marconi Corporation Share Purchase Scheme                            The Marconi Corporation share and ADR prices are available
NatWest Stockbrokers Corporate and Employee Services                     on the Company's website (www.marconi.com), such share and
55 Mansell Street                                                        ADR prices quoted being subject to a 20 minute delay.
London                                                                   The share price can also be obtained in the UK on Ceefax,
E1 8AN                                                                   Teletext and the FT Cityline service, telephone
                                                                         number 0906 843 3141 (calls charged at 60p per minute).
Telephone: +44 (0)870 600 2050
                                                                         GENERAL ENQUIRIES
SHARE DEALING SERVICE                                                    For enquiries relating to matters not mentioned above,
The Company has appointed Barclays Stockbrokers to provide               please write to:
shareholders and prospective shareholders with a certificated share
dealing service.                                                         The Company Secretary
                                                                         Marconi Corporation plc
Details can be obtained by writing to or telephoning:                    New Century Park
                                                                         PO Box 53
Barclays Stockbrokers                                                    Coventry
Client Acceptance Department                                             Warwickshire
Tay House                                                                CV3 1HJ
300 Bath Street
Glasgow                                                                  or telephone during normal office hours
G2 4LH                                                                   on +44 (0)2476 565606

Telephone: 0845 777 7500* (share dealing service)                        WEBSITE
                                                                         Further information about Marconi Corporation can be found
*All 0845 calls are charged at local rates from a land line; you can     at www.marconi.com
only use these numbers if you are calling from the UK. For your
protection, to check instructions and to maintain high quality service   UNSOLICITED MAIL
standards, calls made to or from Barclays Stockbrokers may be            Marconi Corporation, like other companies, is obliged by
recorded and monitored.                                                  law to make its share register available upon request to
                                                                         other organisations provided that the organisations
Barclays Stockbrokers is a member of the London Stock Exchange and       concerned pay the appropriate statutory fee. If
regulated by the Financial Services Authority.                           shareholders wish to restrict the receipt of unsolicited
                                                                         mail they may like to write to: The Mailing Preference
                                                                         Service, Freepost 22, London W1E 7EZ who can help
                                                                         shareholders have their names removed from certain
                                                                         kinds of lists.

NOTICE OF MEETING

NOTICE IS HEREBY GIVEN that the ANNUAL GENERAL MEETING of Marconi Corporation plc will be held at Central Hall, Storey's Gate, Westminster, London SW1H 9NH on Monday, 8 September 2003 at 11.00 am for the following purposes:

ORDINARY BUSINESS

1. To receive the accounts and the reports of the directors and the auditors thereon, for the year ended 31 March 2003. (RESOLUTION 1)

2. To approve the directors' remuneration report for the year ended 31 March 2003. (RESOLUTION 2)

3.   To reappoint Mr M K Atkinson as a director of the Company. (RESOLUTION 3)

4.   To reappoint Mr I M Clubb as a director of the Company. (RESOLUTION 4)

5.   To reappoint Mr J F Devaney as a director of the Company. (RESOLUTION 5)

6.   To reappoint Ms K R Flaherty as a director of the Company. (RESOLUTION 6)

7.   To reappoint Mr C C Holden as a director of the Company. (RESOLUTION 7)

8.   To reappoint Mr W K Koepf as a director of the Company. (RESOLUTION 8)

9. To reappoint Deloitte & Touche LLP as auditors of the Company and to authorise the directors to determine their remuneration. (RESOLUTION 9)

SPECIAL BUSINESS

10. To approve the consolidation of the Company's share capital such that every five issued and unissued ordinary shares of 5p each in the capital of the Company be consolidated into one ordinary share of 25p with effect from the opening of business on the day following the day on which this Resolution is passed. (RESOLUTION 10)

By Order of the Board

MARCONI CORPORATION PLC

[GRAPHIC SIGNATURE M A SKELLY]

M A SKELLY
Secretary
New Century Park, PO Box 53
Coventry, Warwickshire CV3 1HJ

25 June 2003


NOTES

1. For the purposes of regulation 41 of the Uncertificated Securities Regulations 2001 the Members entitled to attend and vote at the Meeting shall be those entered in the Company's Register of Members at 11.00 am on 6 September 2003. Any subsequent changes to the Register shall be disregarded in determining the rights of any person to attend and/or vote at the Meeting.

2. A Member entitled to attend and vote at the Meeting is entitled to appoint one or more proxies to attend and, on the poll, to vote instead of him. A proxy need not be a Member. The enclosed form of proxy should be lodged with the Registrars not less than 48 hours before the time of the Meeting. The lodging of a proxy form will not preclude a member from attending the Meeting.

3. The vote on resolution 2 is an advisory vote and arises from the Directors' Remuneration Report Regulations 2002.

4. Mr Atkinson, Mr Clubb, Mr Devaney, Ms Flaherty, Mr Holden and Mr Koepf were appointed to the Board since the date of the last Annual General Meeting and are required by the articles of association of the Company to be subject to reappointment at the general meeting next following. Their biographies are to be found on page 29.

5. Copies of the directors' service contracts and the register of directors' share interests will be available for inspection at the Registered Office of the Company during normal business hours on any weekday (except Saturday and public holidays) and at Central Hall, Storey's Gate, Westminster, London SW1H 9NH from 15 minutes prior to and during the Meeting.

6. On 1 August 2003 Deloitte & Touche will transfer their business to Deloitte & Touche LLP, a limited liability partnership incorporated under the Limited Liability Partnerships Act 2000.

     The Company has given its consent to treating the appointment of Deloitte & Touche as extending to Deloitte & Touche LLP with effect from 1 August 2003. Accordingly, although the accounts were signed in the name of Deloitte & Touche, the resolution for the reappointment of the auditors refers to Deloitte & Touche LLP.

7. Coffee and tea will be served from 10.00 am to 10.55am and after the conclusion of the Meeting.

Produced by Radley Yeldar (London)

[LOGO MARCONI]
Marconi Corporation plc
New Century Park
PO Box 53
Coventry
Warwickshire CV3 1HJ
United Kingdom
Telephone:  +44 (0)24 7656 2000
Facsimile:   +44 (0)24 7656 7000
www.marconi.com